Exhibit 99.2
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2023, compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2023. This MD&A is dated November 29, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at
http://www.td.com
, on SEDAR at
http://www.sedar.com
, and on the U.S. Securities and Exchange Commission’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except where noted)	2023	2022
Results of operations
Total revenue – reported	$50,492	$49,032
Total revenue – adjusted 1	51,839	46,170
Provision for (recovery of) credit losses	2,933	1,067
Insurance claims and related expenses	3,705	2,900
Non-interest expenses – reported	30,768	24,641
Non-interest expenses – adjusted 1	27,430	24,359
Net income – reported	10,782	17,429

Net income – adjusted 1	15,143	15,425
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$895.9	$831.0
Total assets	1,957.0	1,917.5
Total deposits	1,198.2	1,230.0
Total equity	112.1	111.4

Total risk-weighted assets 2	571.2	517.0
Financial ratios
Return on common equity (ROE) – reported 3	10.1%	18.0%
Return on common equity – adjusted 1	14.4	15.9
Return on tangible common equity (ROTCE) 1	13.6	24.3
Return on tangible common equity – adjusted 1	18.9	21.2
Efficiency ratio – reported 3	60.9	50.3
Efficiency ratio – adjusted 1,3	52.9	52.8

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.34	0.14
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$5.61	$9.48
Diluted	5.60	9.47
Dividends per share	3.84	3.56
Book value per share 3	56.58	55.00
Closing share price 4	77.46	87.19
Shares outstanding (millions)
Average basic	1,822.5	1,810.5
Average diluted	1,824.4	1,813.6
End of period	1,790.7	1,820.7
Market capitalization (billions of Canadian dollars)	$138.7	$158.7
Dividend yield 3	4.6%	3.8%
Dividend payout ratio 3	68.3	37.5
Price-earnings ratio 3	13.8	9.2

Total shareholder return (1 year) 3	(6.9)	0.9
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$8.00	$8.38
Diluted	7.99	8.36
Dividend payout ratio	47.9%	42.5%

Price-earnings ratio	9.7	10.4
Capital ratios 2
Common Equity Tier 1 Capital ratio	14.4%	16.2%
Tier 1 Capital ratio	16.2	18.3
Total Capital ratio	18.1	20.7
Leverage ratio	4.4	4.9
Total Loss Absorbing Capacity (TLAC) ratio	32.7	35.2

TLAC Leverage ratio	8.9	9.4

1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “Financial Results Overview” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

SIGNIFICANT AND SUBSEQUENT EVENTS
a)
Restructuring Charges
The Bank undertook certain measures in the fourth quarter of 2023 to reduce its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $363 million of restructuring charges which primarily relate to employee severance and other personnel-related costs, real estate optimization, and asset impairments. The Bank expects to incur additional restructuring charges of a similar magnitude in the first half of calendar 2024.
b)
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.
The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million).
c)
Termination of the Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon” or “FHN”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a $306 million (US$225 million) cash payment to First Horizon on May 5, 2023. The termination payment was recognized in non-interest
expenses in the third quarter of fiscal 2023 and was reported in the Corporate segment.
In connection with the transaction, the Bank had invested US$494 million in non-voting
First Horizon preferred stock. During the second quarter of fiscal 2023, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in other comprehensive income (OCI). On June 26, 2023, in accordance with the terms of the preferred share purchase agreement, the preferred stock converted into approximately 19.7 million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) during the third quarter of fiscal 2023 in OCI based on First Horizon’s common share price at the time of conversion.
The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
Prior to the termination of the merger agreement on May 4, 2023, for the year ended October 31, 2023, the Bank reported ($1,386) million in non-interest income related to the mark-to-market on the swaps, and $262 million in net interest income related to the basis adjustment amortization. In addition, for the year ended October 31, 2023, the Bank reported $585 million in non-interest income related to the net interest earned on the swaps.
Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments using new swaps entered into at higher market rates. Income recognized from this strategy will reverse over time causing a decrease to net interest income. For the year ended October 31, 2023, the decrease to net interest income was ($127) million, recorded in the Corporate segment.
The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in accumulated other comprehensive income (AOCI).
d)
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022,
Bill C-32,
Fall Economic Statement Implementation Act
,
2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to OCI of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in OCI related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
e)
Stanford Litigation Settlement
In the US
Rotstain v. Trustmark National Bank, et al.
action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”), pursuant to which the Bank agreed to pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax
($1.2 billion
after-tax)
in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax)
in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.
f)
Federal Deposit Insurance Corporation Special Assessment
On November 16, 2023, the Federal Deposit Insurance Corporation (FDIC) announced a final rule that implements a special assessment to recover the losses to the Deposit Insurance Fund arising from the protection of uninsured depositors during the U.S. bank failures in Spring 2023 (the “Special Assessment”). The Special Assessment is expected to result in the recognition of a provision of approximately US$300 million pre-tax in the first quarter of the Bank’s fiscal 2024.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

FINANCIAL RESULTS OVERVIEW
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The
Toronto-Dominion
Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track to slow in calendar 2023 and 2024, but to a lesser extent than anticipated in the previous quarter. Inflation has generally continued to cool across the
G-7,
and more central banks have taken a pause on interest rate hikes. Central bankers will remain vigilant on inflation and further rate hikes cannot be ruled out, but most are fine-tuning interest rate adjustments at this stage. The lagged impact of cumulative interest rate hikes is expected to be the primary influence dampening economic growth and returning inflation closer to the target ranges of the various regions by the end of calendar 2024.
The U.S. economy expanded by 4.9% annualized in the third calendar quarter of 2023. Underlying domestic demand grew at an impressive 3.5% pace, as consumer spending accelerated from a soft performance in the second calendar quarter. Government spending accelerated, driven by an uptick in federal defence spending. Housing activity also increased for the first time in over two years, reflecting lower mortgage rates earlier in the year. However, business investment weakened, after a stronger-than-expected performance in the first half of calendar 2023.
As of October, the U.S. job market was still tight with the unemployment rate still historically low at 3.9%. However, there are signs that demand for workers is cooling, as evidenced by both slower trend growth in payrolls and a slight increase in the unemployment rate over the prior six months. Although the downturn in total inflation has stalled in recent months due to higher energy costs, core inflation measures have continued to move lower. Underlying services prices continue to be a source of persistent price pressure. Given that inflation remains well above the U.S. Federal Reserve’s 2% target, the central bank remains highly attentive to upside risks.
TD Economics continues to believe there is a chance the federal funds rate may rise a further quarter point from its current range of
5.25-5.50%
early in calendar 2024. The economic environment remains fluid. If the central bank sees evidence of further cooling in the labor market and is increasingly confident that inflation is headed towards its 2% target, it could opt to hold rates steady. Given the steep rise in interest rates over the past year, the trend towards tighter U.S. credit and financial conditions, and the likelihood of rolling periods of financial stress related to risk factors, the probability of a recession stateside remains elevated.
The Canadian economy has been affected by numerous temporary economic events, which have contributed to weakness in the economic activity data. Real GDP was nearly unchanged in the second calendar quarter of 2023, reflecting softer consumer spending and ongoing weakness in housing activity. Business investment was one bright spot, as investment in engineering structures and transportation equipment increased.
Despite signs of slowing in the Canadian economy, progress on inflation has stalled in recent months. The trend rate of job growth has slowed below that of the labour force, pushing the unemployment rate higher. TD Economics expects the unemployment rate to continue to move higher in the months ahead, contributing to prolonged weakness in consumer spending. Given the uncertainty surrounding the impact of substantial interest rate hikes on highly indebted Canadian households, the risk of recession also remains elevated in Canada.
The Bank of Canada has left the overnight interest rate unchanged at 5.00% since July. However, it has expressed concern about the persistence of underlying inflation. TD Economics does not expect further interest rate hikes, but the incoming economic data will determine whether more will be required in Canada to bring inflation down to the 2% target. The Canadian dollar is expected to hover in the 72 to 74 U.S. cent range over the next few quarters.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation and IDA Agreement
On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting
common shares of Schwab, at a price of US$66.53 per share for proceeds of $2.5 billion (US$1.9 billion), which reduced the

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

Bank’s ownership interest in Schwab to approximately 12.0%. The Bank recognized $997 million as other income (net of $368 million loss from AOCI reclassified to earnings), in the fourth quarter of fiscal 2022.
The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles, the acquisition and integration charges related to the Schwab transaction, and the Bank’s share of restructuring charges incurred by Schwab. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. For further details, refer to Note 12 of the 2023 Consolidated Financial Statements.
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (the “2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Under the 2019 Schwab IDA Agreement, starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2023 MD&A for further details.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement” or the “Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. Pursuant to the 2023 Schwab IDA Agreement, the Bank continues to make sweep deposit accounts available to clients of Schwab. Schwab designates a portion of the deposits with the Bank as fixed-rate obligation amounts (FROA). Remaining deposits over the minimum level of FROA are designated as floating-rate obligations. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to $6.8 billion (US$5 billion) of FROA by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During the year ended October 31, 2023, Schwab exercised its option to buy down $6.1 billion (US$4.5 billion) of FROA and paid $305 million (US$227 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement. The fees are intended to compensate the Bank for losses incurred this year from discontinuing certain hedging relationships, as well as for lost revenues. The net impact is recorded in net interest income.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	2023	2022
Net interest income	$29,944	$27,353

Non-interest income	20,548	21,679
Total revenue	50,492	49,032
Provision for credit losses	2,933	1,067
Insurance claims and related expenses	3,705	2,900

Non-interest expenses	30,768	24,641
Income before income taxes and share of net income from investment in Schwab	13,086	20,424
Provision for (recovery of) income taxes	3,168	3,986

Share of net income from investment in Schwab	864	991
Net income – reported	10,782	17,429

Preferred dividends and distributions on other equity instruments	563	259
Net income available to common shareholders	$10,219	$17,170

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results. For further details refer to the “Significant and Subsequent Events” or “Financial Results Overview” sections.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	2023	2022
Operating results – adjusted
Net interest income 6	$30,394	$27,307

Non-interest income 1,6	21,445	18,863
Total revenue	51,839	46,170
Provision for (recovery of) credit losses	2,933	1,067
Insurance claims and related expenses	3,705	2,900

Non-interest expenses 2	27,430	24,359
Income before income taxes and share of net income from investment in Schwab	17,771	17,844
Provision for (recovery of) income taxes	3,701	3,595

Share of net income from investment in Schwab 3	1,073	1,176
Net income – adjusted	15,143	15,425

Preferred dividends and distributions on other equity instruments	563	259

Net income available to common shareholders – adjusted	14,580	15,166
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(313)	(242)
Acquisition and integration charges related to the Schwab transaction 5	(149)	(111)
Share of restructuring charges from investment in Schwab 5	(35)	–
Restructuring charges 2	(363)	–
Acquisition and integration-related charges 2	(434)	(18)
Charges related to the terminated FHN acquisition 2	(344)	(96)
Payment related to the termination of the FHN transaction 2	(306)	–
Impact from the terminated FHN acquisition-related capital hedging strategy 6	(1,251)	1,641
Impact of retroactive tax legislation on payment card clearing services 1	(57)	–
Litigation (settlement)/recovery 1,2	(1,642)	224
Gain on sale of Schwab shares 1	–	997
Less: Impact of income taxes
Amortization of acquired intangibles	(42)	(26)
Acquisition and integration charges related to the Schwab transaction	(25)	(16)
Restructuring charges	(97)	–
Acquisition and integration-related charges	(89)	(4)
Charges related to the terminated FHN acquisition	(85)	(23)
Impact from the terminated FHN acquisition-related capital hedging strategy	(308)	405
Impact of retroactive tax legislation on payment card clearing services	(16)	–
Litigation (settlement)/recovery	(456)	55

CRD and federal tax rate increase for fiscal 2022 7	585	–

Total adjustments for items of note	(4,361)	2,004
Net income available to common shareholders – reported	$10,219	$17,170

1	Adjusted non-interest income excludes the following items of note:
i.	Stanford litigation settlement – 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment;
ii.
Settlement of
TD Bank, N.A. v. Lloyd’s Underwriter et al.
, in Canada pursuant to which the Bank recovered losses resulting from the previous resolution of proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by Scott Rothstein – 2022: $224 million, reported in the U.S. Retail segment;

iii.	Impact of retroactive tax legislation on payment card clearing services – 2023: $57 million, reported in the Corporate segment; and
iv.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – 2022: $997 million, reported in the Corporate segment.

2	Adjusted non-interest expenses exclude the following items of note:
i.	Amortization of acquired intangibles – 2023: $193 million, 2022: $106 million, reported in the Corporate segment;
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – 2023: $95 million, 2022: $62 million, reported in the Corporate segment;
iii.	Acquisition and integration-related charges – 2023: $434 million, 2022: $18 million, reported in the Wholesale Banking segment;
iv.	Charges related to the terminated First Horizon acquisition – 2023: $344 million, 2022: $96 million, reported in the U.S. Retail segment;
v.	Payment related to the termination of the First Horizon transaction – 2023: $306 million, reported in the Corporate segment;
vi.	Stanford litigation settlement – 2023: $1,603 million, reported in the Corporate segment; and
vii.	Restructuring charges – 2023: $363 million, reported in the Corporate segment.

3	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – 2023: $120 million, 2022: $136 million;
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – 2023: $54 million, 2022: $49 million; and
iii.	The Bank’s share of restructuring charges incurred by Schwab – 2023: $35 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Impact of charges related to the Schwab investment includes the following components, reported in the Corporate segment: i) the Bank’s own integration and acquisition costs related to the Schwab transaction, ii) the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, and iii) the Bank’s share of restructuring charges incurred by Schwab on an after-tax
basis. Refer to footnotes 2 and 3 for amounts.

6
Prior to May 4, 2023, the impact shown covers periods before the termination of the First Horizon transaction and includes the following components, reported in the Corporate segment:
i) mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – 2023: ($1,386) million, 2022: $1,487 million, ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – 2023: $262 million, 2022: $154 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – 2023: $585 million, 2022: $108 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – 2023: ($127) million.

7	CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in 2023, reported in the Corporate segment.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)	2023	2022
Basic earnings per share – reported	$5.61	$9.48

Adjustments for items of note	2.39	(1.11)
Basic earnings per share – adjusted	$8.00	$8.38

Diluted earnings per share – reported	$5.60	$9.47

Adjustments for items of note	2.39	(1.10)
Diluted earnings per share – adjusted	$7.99	$8.36

1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	2023	2022
Schwab 1	$120	$136
Wholesale Banking related intangibles	117	24

Other	34	56
Included as items of note	271	216

Software and asset servicing rights	365	385
Amortization of intangibles, net of income taxes	$636	$601

1	Included in Share of net income from investment in Schwab.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
ratio, and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income available to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 11% of Common Equity Tier 1 (CET1) Capital effective in the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE  6: RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2023	2022

Average common equity	$101,555	$95,326
Net income available to common shareholders – reported	10,219	17,170

Items of note, net of income taxes	4,361	(2,004)
Net income available to common shareholders – adjusted	$14,580	$15,166
Return on common equity – reported	10.1%	18.0%

Return on common equity – adjusted	14.4	15.9
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2023	2022

Average common equity	$101,555	$95,326
Average goodwill	17,919	16,803
Average imputed goodwill and intangibles on investments in Schwab	6,127	6,515
Average other acquired intangibles 1	584	492

Average related deferred tax liabilities	(154)	(172)

Average tangible common equity	77,079	71,688
Net income available to common shareholders – reported	10,219	17,170

Amortization of acquired intangibles, net of income taxes	271	216
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	10,490	17,386

Other items of note, net of income taxes	4,090	(2,220)
Net income available to common shareholders – adjusted	$14,580	$15,166
Return on tangible common equity	13.6%	24.3%

Return on tangible common equity – adjusted	18.9	21.2

1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	2023 vs. 2022 Increase (Decrease)	2022 vs. 2021 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$657	$312
Total revenue – adjusted 1	657	311
Non-interest expenses – reported	370	171

Non-interest expenses – adjusted 1	351	166
Net income – reported, after-tax	215	111
Net income – adjusted, after-tax 1	229	114

Share of net income from investment in Schwab and TD Ameritrade 2	51	15
U.S. Retail segment net income – reported, after-tax	266	126

U.S. Retail segment net income – adjusted, after-tax 1	280	129
Earnings per share (Canadian dollars)
Basic – reported	$0.15	$0.07
Basic – adjusted 1	0.15	0.07
Diluted – reported	0.15	0.07

Diluted – adjusted 1	0.15	0.07

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Share of net income from investment in Schwab and TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	2023	2022

U.S. dollar	0.741	0.777

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

FINANCIAL RESULTS OVERVIEW
Net Income

Reported net income for the year was $10,782 million, a decrease of $6,647 million, or 38%, compared with last year. The decrease reflects higher non-interest expenses, the impact of the terminated First Horizon acquisition-related capital hedging strategy, and higher PCL, partially offset by higher revenues. On an adjusted basis, net income for the year was $15,143 million, a decrease of $282 million, or 2%, compared with last year. The reported ROE for the year was 10.1%, compared with 18.0% last year. The adjusted ROE for the year was 14.4%, compared with 15.9% last year.
By segment, the decrease in reported net income reflects a decrease in the Corporate segment of $5,920 million, a decrease in Wholesale Banking of $555 million, a decrease in Wealth Management and Insurance of $277 million, and a decrease in U.S. Retail of $25 million, partially offset by an increase in Canadian Personal and Commercial Banking of $130 million.
Reported diluted EPS for the year was $5.60, a decrease of 41%, compared with $9.47 last year. Adjusted diluted EPS for the year was $7.99, a decrease of 4%, compared with $8.36 last year.

1	Amounts exclude Corporate segment.
2	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW
Revenue

Reported revenue was $50,492 million, an increase of $1,460 million, or 3%, compared with last year. Adjusted revenue was $51,839 million, an increase of $5,669 million, or 12%, compared with last year.

NET INTEREST INCOME
Reported net interest income for the year was $29,944 million, an increase of $2,591 million, or 9%, compared with last year. The increase reflects margin growth in the personal and commercial banking businesses and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking and lower sweep and other deposit volumes in U.S. Retail. Adjusted net interest income was $30,394 million, an increase of $3,087 million, or 11%.
By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $2,433 million, an increase in Canadian Personal and Commercial Banking of $1,796 million, and an increase in Wealth Management and Insurance of $111 million, partially offset by a decrease in Wholesale Banking of $1,399 million and a decrease in the Corporate segment of $350 million.

NET INTEREST MARGIN
Net interest margin is calculated by dividing net interest income by average interest-earning assets. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Net interest margin increased by 5 basis points (bps) during the year to 1.74%, compared with 1.69% last year, driven by higher deposit margins reflecting rising interest rates. Average interest earning assets used in the calculation is a non-GAAP
financial measure and net interest margin is a
non-GAAP
ratio. They are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

NON-INTEREST
INCOME
Reported
non-interest
income for the year was $20,548 million, a decrease of $1,131 million, or 5%, compared with last year, primarily reflecting the impact of the terminated First Horizon acquisition-related capital hedging strategy and gain in the prior period on sale of Schwab shares. Adjusted non-interest
income was $21,445 million, an increase of $2,582 million, or 14%, primarily reflecting higher equity commissions, global transaction banking revenue, advisory fees, and equity underwriting fees in Wholesale Banking, including the acquisition of Cowen Inc., and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower fee-based revenue in the personal and commercial banking and wealth businesses.
By segment, the decrease in reported
non-interest
income reflects a decrease in the Corporate segment of $3,345 million, a decrease in U.S. Retail of $416 million, and a decrease in Canadian Personal and Commercial Banking of $65 million, partially offset by an increase in Wholesale Banking of $2,386 million and an increase in Wealth Management and Insurance of $309 million.

TABLE
9:  NON-INTEREST
INCOME

(millions of Canadian dollars, except as noted)	2023 vs. 2022
	2023	2022	% change
Investment and securities services
Broker dealer fees and commissions	$1,263	$1,009	25
Full-service brokerage and other securities services	1,518	1,489	2
Underwriting and advisory	997	558	79
Investment management fees	636	651	(2)
Mutual fund management	1,897	2,057	(8)

Trust fees	109	105	4

Total investment and securities services	6,420	5,869	9
Credit fees	1,796	1,615	11
Trading income (losses)	2,417	(257)	1,040
Service charges	2,609	2,871	(9)
Card services	2,932	2,890	1
Insurance revenue	5,671	5,380	5

Other income (loss)	(1,297)	3,311	(139)
Total	$20,548	$21,679	(5)
TRADING-RELATED REVENUE
Trading-related revenue is the total of trading income (loss), net interest income on trading positions, and income (loss) from financial instruments designated at fair value through profit or loss (FVTPL) that are managed within a trading portfolio. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Net interest income on trading positions arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading-related revenue excludes underwriting fees and commissions on securities transactions. Trading-related revenue is a non-GAAP
financial measure, which is not a defined term under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Management believes that the trading-related revenue is an appropriate measure of trading performance.
Trading-related revenue by product line depicts trading income for each major trading category.

3	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

TABLE 10:  TRADING-RELATED REVENUE

(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Trading income (loss)	$2,417	$(257)
Net interest income (loss) 1	435	1,963

Other 2	(672)	690
Total	$2,180	$2,396

Trading-related TEB adjustment	180	117
Total trading-related revenue (TEB)	$2,360	$2,513
By product
Interest rate and credit	$821	$782
Foreign exchange	860	1,009

Equity and other	679	722
Total trading-related revenue (TEB)	$2,360	$2,513

1	Excludes taxable equivalent basis (TEB).
2
Includes income (loss) from securities designated at FVTPL that are managed within a trading portfolio of $(548) million (2022 – $518 million) reported in Other Income (Loss) on the 2023 Consolidated Financial Statements and other adjustments.

FINANCIAL RESULTS OVERVIEW
Provision for Credit Losses

PCL for the year was $2,933 million, an increase of $1,866 million compared with last year. PCL – impaired was $2,486 million, an increase of $1,049 million, reflecting some normalization of credit performance. PCL – performing was $447 million, compared with a recovery of $370 million last year. This year’s performing provisions were largely recorded in the Canadian Personal and Commercial Banking and Wholesale Banking segments, reflecting credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.34%.
By segment, PCL was higher in Canadian Personal and Commercial Banking by $852 million, in U.S. Retail by $593 million, in the Corporate segment by $332 million, and in Wholesale Banking by $89 million.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW
Expenses

NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $30,768 million, an increase of $6,127 million, or 25%, compared with last year, reflecting higher employee-related expenses, including the acquisition of Cowen Inc., the Stanford litigation settlement, and higher acquisition and integration related charges, including charges related to the terminated First Horizon acquisition. On an adjusted basis, non-interest
expenses were $27,430 million, an increase of $3,071 million, or 13%.
By segment, the increase in reported
non-interest
expenses reflects an increase in the Corporate segment of $2,607 million, an increase in Wholesale Banking of $1,727 million, an increase in U.S. Retail of $1,271 million, an increase in Canadian Personal and Commercial Banking of $524 million, and a decrease in Wealth Management and Insurance of $2 million.

INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $3,705 million, an increase of $805 million, or 28%, compared with last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, increased claims severity and more severe weather-related events.
EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by dividing non-interest
expenses by total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.
The reported efficiency ratio was 60.9%, compared with 50.3% last year. The adjusted efficiency ratio was 52.9%, compared with 52.8% last year.

TABLE
11:  NON-INTEREST
EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)	2023 vs. 2022
	2023	2022	% change
Salaries and employee benefits
Salaries	$9,559	$8,093	18
Incentive compensation	4,065	3,303	23

Pension and other employee benefits	2,129	1,998	7

Total salaries and employee benefits	15,753	13,394	18
Occupancy
Depreciation and impairment losses	987	925	7

Rent and maintenance	812	735	10

Total occupancy	1,799	1,660	8
Technology and equipment
Equipment, data processing and licenses	2,056	1,660	24

Depreciation and impairment losses	252	242	4

Total technology and equipment	2,308	1,902	21
Amortization of other intangibles	672	599	12
Communication and marketing	1,452	1,355	7
Restructuring charges	363	–	100
Brokerage-related and sub-advisory fees	456	408	12
Professional, advisory and outside services	2,490	2,190	14

Other expenses	5,475	3,133	75
Total expenses	$30,768	$24,641	25
Efficiency ratio – reported	60.9%	50.3%	1,060	bps

Efficiency ratio – adjusted 1	52.9	52.8	10

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

4	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

FINANCIAL RESULTS OVERVIEW
Taxes
Reported total income and other taxes decreased by $581 million, or 10.1%, compared with last year, reflecting a decrease in income tax expense of $818 million, or 20.5%, partially offset by an increase in other taxes of $237 million, or 13.2%. Adjusted total income and other taxes increased by $343 million from last year, or 6.4%, reflecting an increase in income tax expense of $106 million, or 2.9%, and an increase in other taxes of $237 million, or 13.2%.
The Bank’s reported effective income tax rate was 24.2% for 2023, compared with 19.5% last year. The year-over-year increase primarily reflects the implementation of the Canada Recovery Dividend and the 1.5% Canadian federal tax rate increase beginning in 2022, the impact of the terminated First Horizon transaction, and favourable tax impacts in the prior year associated with the sale of Schwab shares, earnings mix and the recognition of unused tax losses. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 24 of the 2023 Consolidated Financial Statements.
The Bank reported its investment in Schwab using the equity method of accounting. Schwab’s tax expense (2023: $279 million; 2022: $319 million) was not part of the Bank’s effective tax rate.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the applicable income tax rate of the relevant legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate for 2023 was 20.8%, compared with 20.1% last year. The year-over-year increase primarily reflects the increased tax rate arising from the 2022 Canadian Federal budget as well as the favourable impacts in the prior year associated with earnings mix and the recognition of unused tax losses. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 12:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2023	2022
Provision for income taxes – reported	$3,168	$3,986

Total adjustments for items of note	533	(391)

Provision for income taxes – adjusted	3,701	3,595
Other taxes
Payroll	853	722
Capital and premium	222	214
GST, HST, and provincial sales 1	719	625

Municipal and business	236	232

Total other taxes	2,030	1,793

Total taxes – adjusted	$5,731	$5,388
Effective income tax rate – reported	24.2%	19.5%
Effective income tax rate – adjusted	20.8	20.1

1	Goods and services tax (GST) and Harmonized sales tax (HST).
Budgetary Tax Measures
The Canadian Federal budget presented on March 28, 2023 (“the Budget”) proposed to introduce tax measures that could impact the Bank. On June 22, 2023,
Bill C-47,
Budget Implementation Act, 2023
,
No. 1
, received Royal Assent. This bill enacted one of the proposed tax measures by amending the definition of a “financial service” such that payment card clearing services rendered by a payment card network operator are subject to GST/HST. The legislation was retrospective and resulted in a charge to non-interest income of $57 million, recognized in the third quarter of 2023.
On August 4, 2023, draft legislative proposals were released for public comment relating to other Budget measures, including a 2% tax on the net value of share repurchases by public corporations in Canada and draft legislative proposals relating to the implementation of a global minimum tax initiated by the Organisation for Economic Co-operation and Development (Pillar Two). The proposal is that the Pillar Two rules will take effect for fiscal years that begin on or after December 31, 2023, which will be November 1, 2024 for the Bank. On November 21, 2023, the federal government issued its Fall Economic Statement in which it confirmed its intention to proceed with previously announced tax measures, including its proposal to deny the dividend received deduction in respect of dividends received by financial institutions on shares that are mark-to-market property, subject to a minor carve out for dividends on certain preferred shares. On November 28, 2023, the government introduced the
Fall Economic Statement Implementation Act, 2023
, which includes legislation regarding the dividend received deduction and the 2% tax on share repurchases. The Bank is participating actively in the public comment process regarding tax proposals that may impact the Bank and the broader Canadian economy.

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information
FOURTH QUARTER 2023 PERFORMANCE SUMMARY
Reported net income for the quarter was $2,886 million, a decrease of $3,785 million, or 57%, compared with the fourth quarter last year, primarily reflecting the gain from the impact of the terminated First Horizon acquisition-related capital hedging strategy, gain on sale of Schwab shares in the prior period, and higher non-interest expenses, partially offset by higher non-interest income. On an adjusted basis, net income for the quarter was $3,505 million, a decrease of $560 million, or 14%. Reported diluted EPS for the quarter was $1.49, a decrease of 59%, compared with $3.62 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $1.83, a decrease of 16%, compared with $2.18 in the fourth quarter of last year.
Reported revenue for the quarter was $13,121 million, a decrease of $2,442 million, or 16%, compared with the fourth quarter last year. Adjusted revenue for the quarter was $13,185 million, an increase of $938 million, or 8%, compared with the fourth quarter last year.
Reported net interest income for the quarter was $7,494 million, a decrease of $136 million, or 2%, compared with the fourth quarter last year, primarily reflecting lower net interest income in Wholesale Banking and lower deposit volumes in U.S. Retail, partially offset by margin growth in the personal and commercial banking businesses. Adjusted net interest income for the quarter was $7,558 million, a decrease of $69 million, or 1%. By segment, the decrease in reported net interest income reflects a decrease in Wholesale Banking of $438 million, a decrease in Wealth Management and Insurance of $11 million, a decrease in the Corporate segment of $2 million, and a decrease in U.S. Retail of $2 million, partially offset by an increase in Canadian Personal and Commercial Banking of $317 million.
Reported
non-interest
income for the quarter was $5,627 million, a decrease of $2,306 million, or 29%, compared with the fourth quarter last year, primarily reflecting the gain from the impact of the terminated First Horizon acquisition-related capital hedging strategy and gain on sale of Schwab shares in the prior

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

period. Adjusted
non-interest
income was $5,627 million, an increase of $1,007 million, or 22%, reflecting higher equity commissions, underwriting fees, and advisory fees in Wholesale Banking, including the acquisition of Cowen Inc., and higher revenue in insurance. By segment, the decrease in reported non-interest
income reflects a decrease in the Corporate segment of $3,265 million, a decrease in U.S. Retail of $35 million, and a decrease in Canadian Personal and Commercial Banking of $17 million, partially offset by an increase in Wholesale Banking of $767 million and an increase in Wealth Management and Insurance of $244 million.
PCL for the quarter was $878 million, an increase of $261 million compared with the fourth quarter last year. PCL – impaired was $719 million, an increase of $265 million, or 58%, reflecting some normalization of credit performance. PCL – performing was $159 million, a decrease of $4 million. The performing provisions this quarter were largely recorded in the Canadian Personal and Commercial Banking and Wholesale Banking segments, reflecting current credit conditions and volume growth. Total PCL for the quarter as an annualized percentage of credit volume was 0.39%.
By segment, PCL was higher by $161 million in Canadian Personal & Commercial Banking, by $64 million in U.S. Retail, by $31 million in Wholesale Banking, and by $5 million in the Corporate segment.
Insurance claims and related expenses were $1,002 million, an increase of $279 million, or 39%, compared with the fourth quarter last year, reflecting increased claims severity, more severe weather-related events, and the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income.
Reported
non-interest
expenses for the quarter were $7,883 million, an increase of $1,338 million, or 20%, compared with the fourth quarter last year reflecting higher employee-related expenses, including the acquisition of Cowen Inc., restructuring charges, and acquisition and integration related charges related to the Cowen acquisition. Adjusted non-interest expenses for the quarter were $7,243 million, an increase of $813 million, or 13%, compared with the fourth quarter last year. By segment, the increase in reported non-interest
expenses reflects an increase in Wholesale Banking of $639 million, an increase in the Corporate segment of $508 million, an increase in Canadian Personal and Commercial Banking of $118 million, and an increase in U.S. Retail of $90 million, partially offset by a decrease in Wealth Management and Insurance of $17 million.
The Bank’s reported effective tax rate was 18.7% for the quarter, compared with 16.9% in the same quarter last year. The year-over-year increase primarily reflects the increased tax rate arising from the 2022 Canadian Federal budget as well as the favourable tax impacts in the same quarter last year associated with the sale of Schwab shares, earnings mix and the recognition of unused tax losses.
The Bank’s adjusted effective tax rate was 19.5% for the quarter, compared with 16.7% in the same quarter last year. The year-over-year increase primarily reflects the increased tax rate arising from the 2022 Canadian Federal budget as well as the favourable tax impacts in the same quarter last year associated with earnings mix and the recognition of unused tax losses.
QUARTERLY TREND ANALYSIS
Subject to the impact of seasonal trends and items of note, the Bank’s reported earnings were down 2% in 2023, reflecting a challenging macroeconomic environment. As the year progressed, the Bank’s personal and commercial banking businesses benefited from higher deposit margins, reflecting a rising rate environment and higher market-related revenues, inclusive of TD Cowen, in the Wholesale Banking segment. Credit conditions continued to normalize throughout the year which resulted in higher PCLs. Expenses were higher, inclusive of TD Cowen, reflecting employee-related expenses including variable compensation and investments in support of business growth. The Bank’s quarterly earnings were impacted by, among other things, seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

TABLE 13:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
				2023				2022
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$7,494	$7,289	$7,428	$7,733	$7,630	$7,044	$6,377	$6,302

Non-interest income	5,627	5,490	4,938	4,493	7,933	3,881	4,886	4,979
Total revenue	13,121	12,779	12,366	12,226	15,563	10,925	11,263	11,281
Provision for (recovery of) credit losses	878	766	599	690	617	351	27	72
Insurance claims and related expenses	1,002	923	804	976	723	829	592	756
Non-interest expenses	7,883	7,582	6,987	8,316	6,545	6,096	6,033	5,967
Provision for (recovery of) income taxes	628	727	866	947	1,297	703	1,002	984

Share of net income from investment in Schwab	156	182	241	285	290	268	202	231

Net income – reported	2,886	2,963	3,351	1,582	6,671	3,214	3,811	3,733
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	92	88	79	54	57	58	60	67
Acquisition and integration charges related to the Schwab transaction	31	54	30	34	18	23	20	50
Share of restructuring charges from investment in Schwab	35	–	–	–	–	–	–	–
Restructuring charges	363	–	–	–	–	–	–	–
Acquisition and integration-related charges	197	143	73	21	18	–	–	–
Charges related to the terminated FHN acquisition	–	84	154	106	67	29	–	–
Payment related to the termination of the FHN transaction	–	306	–	–	–	–	–	–
Impact from the terminated FHN acquisition-related capital hedging strategy	64	177	134	876	(2,319)	678	–	–
Impact of retroactive tax legislation on payment card clearing services	–	57	–	–	–	–	–	–
Litigation settlement/(recovery)	–	–	39	1,603	–	–	(224)	–

Gain on sale of Schwab shares	–	–	–	–	(997)	–	–	–

Total pre-tax adjustments for items of note	782	909	509	2,694	(3,156)	788	(144)	117

Less: Impact of income taxes 1,2	163	141	108	121	(550)	189	(47)	17
Net income – adjusted 1	3,505	3,731	3,752	4,155	4,065	3,813	3,714	3,833

Preferred dividends and distributions on other equity instruments	196	74	210	83	107	43	66	43

Net income available to common shareholders – adjusted 1	$3,309	$3,657	$3,542	$4,072	$3,958	$3,770	$3,648	$3,790

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.49	$1.57	$1.72	$0.82	$3.62	$1.76	$2.08	$2.03
Adjusted 1	1.83	1.99	1.94	2.24	2.18	2.09	2.02	2.08
Diluted earnings per share
Reported	1.49	1.57	1.72	0.82	3.62	1.75	2.07	2.02
Adjusted 1	1.83	1.99	1.94	2.23	2.18	2.09	2.02	2.08
Return on common equity – reported	10.6%	11.2%	12.5%	5.9%	26.5%	13.5%	16.4%	15.3%

Return on common equity – adjusted 1	13.0	14.1	14.1	16.1	16.0	16.1	15.9	15.7

(billions of Canadian dollars, except as noted)
Average total assets	$1,911	$1,899	$1,946	$1,933	$1,893	$1,811	$1,778	$1,769
Average interest-earning assets 3	1,715	1,716	1,728	1,715	1,677	1,609	1,595	1,593
Net interest margin – reported	1.73%	1.69%	1.76%	1.79%	1.81%	1.74%	1.64%	1.57%

Net interest margin – adjusted 1	1.75	1.70	1.81	1.82	1.80	1.73	1.64	1.57

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
3
Average interest-earning assets is a
non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

BUSINESS SEGMENT ANALYSIS
Business Focus
For management reporting purposes, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Personal and Commercial Banking serves
over 15 million customers in Canadian personal and business banking. Personal Banking provides a comprehensive suite of deposit, saving, payment and lending products and advice through a network of 1,062 branches, 3,438 automated teller machines (ATM), mobile specialized salesforce, and telephone, mobile and internet banking services. Business Banking offers a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day
banking needs through its network of commercial branches and specialized customer centers. Auto Finance, through its consumer channel, provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. Merchant Solutions provides point-of-sale
payment solutions for large and small businesses.
U.S. Retail
includes the Bank’s personal, business banking and wealth management operations in the U.S., as well as the Bank’s investment in Schwab. Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank serves over 10 million customers in stores from Maine to Florida, and via auto dealerships and credit card partner business locations nationwide. Personal Banking provides a full range of financial products and services to customers from Maine to the Carolinas and Florida through a network of 1,177 stores, 2,705 ATMs, telephone, and mobile and internet banking services. Business Banking offers a diversified range of products and services to help businesses meet their financing, investment, cash management, international trade, and day-to-day
banking needs. Wealth management provides wealth products and services to retail and institutional clients. The contribution from the Bank’s investment in Schwab is reported as equity in net income of an investment in Schwab.
Wealth Management and Insurance
serves approximately 6 million customers across the wealth and insurance businesses in Canada.
Wealth Management
offers wealth and asset management products and advice to retail clients in Canada through the direct investing, advice-based, and asset management businesses. Wealth Management also offers asset management products to institutional clients globally. Insurance offers property and casualty insurance through direct response channels and to members of affinity groups, as well as life and health insurance products to customers across Canada.
Wholesale Banking
serves over 17,000 corporate, government, and institutional clients in key financial markets around the world. Operating under the TD Securities brand, Wholesale Banking offers capital markets and corporate and investment banking services to external clients and provides market access and wholesale banking solutions for the Bank’s wealth and retail operations and their customers. Wholesale Banking’s expertise is supported by a presence across North America, Europe, and
Asia-Pacific.
Corporate segment
is comprised of a number of service and control groups, including technology solutions, shared services, treasury and balance sheet management, marketing, human resources, finance, risk management, compliance, anti-money laundering, legal, real estate, and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 28 of the 2023 Consolidated Financial Statements.
Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable
or
tax-exempt
income, including dividends, is adjusted to its equivalent
before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $181 million (October 31, 2022 – $149 million).
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.
The “Key Priorities for 2024” section for each business segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, refer to the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

TABLE 14:  RESULTS BY SEGMENT
1

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking 2		Corporate 2		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$14,192	$12,396	$12,037	$9,604	$1,056	$945	$1,538	$2,937	$1,121	$1,471	$29,944	$27,353
Non-interest income (loss)	4,125	4,190	2,405	2,821	10,224	9,915	4,280	1,894	(486)	2,859	20,548	21,679

Total revenue	18,317	16,586	14,442	12,425	11,280	10,860	5,818	4,831	635	4,330	50,492	49,032
Provision for (recovery of) credit losses – impaired	1,013	639	965	522	1	–	16	19	491	257	2,486	1,437
Provision for (recovery of) credit losses – performing	330	(148)	(37)	(187)	–	1	110	18	44	(54)	447	(370)
Total provision for (recovery of) credit losses	1,343	491	928	335	1	1	126	37	535	203	2,933	1,067
Insurance claims and related expenses	–	–	–	–	3,705	2,900	–	–	–	–	3,705	2,900
Non-interest expenses	7,700	7,176	8,191	6,920	4,709	4,711	4,760	3,033	5,408	2,801	30,768	24,641
Income (loss) before income taxes	9,274	8,919	5,323	5,170	2,865	3,248	932	1,761	(5,308)	1,326	13,086	20,424
Provision for (recovery of) income taxes	2,586	2,361	667	625	747	853	162	436	(994)	(289)	3,168	3,986
Share of net income from investment in Schwab	–	–	939	1,075	–	–	–	–	(75)	(84)	864	991
Net income (loss) – reported	6,688	6,558	5,595	5,620	2,118	2,395	770	1,325	(4,389)	1,531	10,782	17,429
Pre-tax adjustments for items of note
Amortization of acquired intangibles	–	–	–	–	–	–	–	–	313	242	313	242
Acquisition and integration charges related to the Schwab transaction	–	–	–	–	–	–	–	–	149	111	149	111
Share of restructuring charges from investment in Schwab	–	–	–	–	–	–	–	–	35	–	35	–
Restructuring charges	–	–	–	–	–	–	–	–	363	–	363	–
Acquisition and integration-related charges	–	–	–	–	–	–	434	18	–	–	434	18
Charges related to the terminated FHN acquisition	–	–	344	96	–	–	–	–	–	–	344	96
Payment related to the termination of the FHN transaction	–	–	–	–	–	–	–	–	306	–	306	–
Impact from the terminated FHN acquisition-related capital hedging strategy	–	–	–	–	–	–	–	–	1,251	(1,641)	1,251	(1,641)
Impact of retroactive tax legislation on payment card clearing services	–	–	–	–	–	–	–	–	57	–	57	–
Litigation settlement/(recovery)	–	–	–	(224)	–	–	–	–	1,642	–	1,642	(224)
Gain on sale of Schwab shares	–	–	–	–	–	–	–	–	–	(997)	–	(997)
Total pre-tax adjustments for items of note	–	–	344	(128)	–	–	434	18	4,116	(2,285)	4,894	(2,395)

Less: Impact of income taxes 3	–	–	85	(32)	–	–	89	4	359	(363)	533	(391)
Net income (loss) – adjusted 4	$6,688	$6,558	$5,854	$5,524	$2,118	$2,395	$1,115	$1,339	$(632)	$(391)	$15,143	$15,425

Average common equity 5	$18,151	$15,513	$41,139	$39,495	$5,468	$5,123	$14,134	$11,645	$22,663	$23,550	$101,555	$95,326

Risk-weighted assets	168,514	145,583	236,351	223,827	17,249	14,834	121,232	119,793	27,815	13,011	571,161	517,048

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
4	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
5	For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17

BUSINESS SEGMENT ANALYSIS
Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking offers a full range of financial products and services to over 15 million customers in the Bank’s personal and commercial banking businesses in Canada.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2023	2022
Personal banking	$12,705	$11,535

Business banking	5,612	5,051
Total	$18,317	$16,586
KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – comprehensive line-up of chequing, savings, and investment products for retail customers.
•	Real Estate Secured Lending – competitive lending products for homeowners secured by residential properties.
•	Credit Cards and Payments – proprietary and co-branded credit cards, debit, digital money movement, and payment plans.
•	Consumer Lending – diverse range of unsecured financing products for retail customers.
Business Banking
•
Commercial Banking – borrowing, deposit and cash management solutions for businesses across a range of industries, including real estate, agriculture, and via specialized financing options, including equipment finance.

•	Small Business Banking – financial products and services for small businesses.
•	Auto Finance – offers financing solutions for the prime and non-prime automotive markets, recreational and leisure vehicles, and automotive floor plan financing.
•	Merchant Solutions – point-of-sale technology and payment solutions for large and small businesses.
INDUSTRY PROFILE
The personal and business banking industry in Canada is mature and highly competitive, consisting of large chartered banks, sizeable regional banks and credit unions, niche players competing in specific products and geographies, and a variety of non-traditional
competitors, ranging from
start-ups
to established
non-financial
firms expanding into financial services. These industries serve individuals and businesses and offer products including borrowing, deposits, cash management and financing solutions. Products are distributed through retail branches, commercial banking centers, and other specialized distribution channels, as well as by leveraging technology with a focus on customer experiences that are integrated across channels. Market leadership and profitability depend upon delivering a full suite of competitively priced products, proactive advice that meets customers’ needs, outstanding service and convenience, prudent risk management, and disciplined expense management.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 18

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Provide trusted advice to help our customers feel confident about their financial future
• Net customer acquisition reached its highest level in Personal Banking since 2017 with record New to Canada acquisition, driven by strong banking packages tailored to meet new Canadians’ needs, preferred language offerings in-branch, and strategic relationships such as CanadaVisa
• Launched First Home Savings Account (FHSA) helping customers save for their first home
• Launched TD Mortgage Direct allowing customers to connect with a specialist in minutes, driving business growth and an enhanced customer experience

Consistently deliver legendary, personal, and connected customer experiences across all channels
• Enhanced the value proposition of Canadian Personal and Commercial Banking products to drive strong Legendary Experience Index (LEI) results across the businesses, increase frontline banker capacity and reduce customer friction
• Continue to explore areas of specialization in Business Banking through additions to teams in the technology and innovation sector
• TD Canada Trust was recognized as a Financial Service Excellence shared award winner for “Automated Telephone Banking Excellence”
5
and “Live Agent Telephone Banking”
6
among the Big 5 Banks
7
in the 2023 Ipsos Customer Service Index (CSI) study
8
• TD Auto Finance ranked “Highest in Dealer Satisfaction among
Non-Captive
Non-Prime Lenders with Retail Credit” for the sixth year in a row in the J.D. Power 2023 Canada Dealer Financing Satisfaction Study
9

Deepen customer relationships by delivering One TD and growing across underrepresented products and markets
• Maintained strong market share
10
positions and gained momentum across the businesses:
–   #1 market share in Personal
Non-Term
deposits
–   Highest year-over-year volume loan growth in real estate secured lending amongst peers
11
–   Record credit card spend, and organic loan growth driven by a diverse line-up
and strong acquisition momentum
–   Record auto finance originations
• The Bank continued to execute on its One TD strategies, more than doubling the number of Senior Private Bankers co-located in our Commercial Banking Centers in the second half of the year

Execute with speed and impact, taking only those risks we can understand and manage
• Continued to transform the way TD works, automating processes and implementing other improvements to increase speed and efficiency:
–   Leveraging Next Evolution of Work (NEW), an agile operating model, designed to reduce complexity, streamline decision making, improve customer experience, and reduce cycle times
• Continued to provide personalized payment experiences and rewards to customers through strategic credit card relationships, including:
–   Our relationship with Amazon that enabled customers to redeem TD Rewards points through Amazon Shop with Points
–   Expanding TD’s Loyalty ecosystem and providing additional value to customers through new relationships with Starbucks

Innovate with purpose for our customers and colleagues, and shape the future of banking in the digital age
• Recognized as Best Consumer Digital Bank for Canada and North America by Global Finance Magazine for the third consecutive year
12
:
–   Won an industry-leading 6 categories in North America, including Best Product Offerings, Best Bill Payment & Presentment, Best Information Security and Fraud Management, Best in Lending, Best Innovation and Transformation and Best Open Banking APIs
• Continued to rank #1 for average digital reach of any bank in Canada and remained among the leaders for domestic digital reach among major developed market banks according to ComScore
13
• The TD banking mobile app continued to rank #1 for average smartphone monthly active users in Canada according to data.ai for the tenth consecutive year
14
• J.D. Power ranks TD #1 in Banking Mobile App customer satisfaction
15
• Implemented almost a two-fold increase to the number of customer-facing mobile features by modernizing TD’s technology foundations including the adoption of public cloud, and by leveraging the NEW operating model:
–   Features include the first phase of the redesigned mobile application with a simplified and modern customer interface and experience

Be recognized as an extraordinary place to work where diversity and inclusiveness are valued
• Canadian Personal and Commercial Banking is committed to advancing diversity and inclusion across all dimensions of its business:
–   In Business Banking, the Women at TD – Power Leadership Development Circle continues to contribute to the advancement of talented women into executive positions
• Personal Banking continued the Sponsorship in Action Program for underrepresented groups to support career advancement, providing sponsorship opportunities from senior leaders, resulting in 66% of participants being promoted or moving laterally to further develop critical experiences

5	TD Canada Trust shared in the Automated Telephone Banking Excellence award in the 2023 Ipsos Study.
6	TD Canada Trust shared in the Live Agent Telephone Banking award in the 2023 Ipsos Study.
7	Big 5 Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
8
Ipsos 2023 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2023 CSI program year ended with the September 2023 survey wave was 47,922 completed surveys yielding 71,297 financial institution ratings nationally.

9
TD Auto Finance received the highest score in the retail non-captive segment (2018-2021), and the retail non-captive non-prime segment (2022-2023) in the J.D. Power Canada Dealer Financing Satisfaction Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.

10	Market share ranking is based on most current data available from OSFI for Personal Non-term deposits as of August 2023.
11	Based on absolute YTD spot volume growth in Q3 2023 Financial Disclosures from Big 5 Banks.
12	Global Finance World’s Best Digital Bank 2023 Awards (October 17, 2023).
13	ComScore MMX ® Multi-Platform, Financial Services – Banking, Total audience, 3-month average ending September 2023, Canada, United States, France, and U.K.
14	Data.ai- average monthly mobile active users for the 10-year period ending September 2023.
15	Tied in 2023. For J.D. Power 2023 award information, visit jdpower.com/awards.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 19

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Contribute to the well-being of our communities
• TD opened the Buffalo Run branch celebrating two milestones: the first branch staffed entirely by colleagues from Indigenous communities, and the first in Alberta located on the Tsuut’ina Nation
• To support diverse customer needs, branches can serve customers in over 80 languages and over 200 languages through phone translation services
• Business Banking expanded TD’s Women in Enterprise, Indigenous Banking, Black Customer Experience and 2SLGBTQ+ teams to provide national coverage to meet the needs of diverse customer segments

KEY PRIORITIES FOR 2024
•	Enhance end-to-end omni-channel distribution to provide seamless and intuitive customer experiences that are integrated across channels
•	Improve speed, capacity, and efficiency by leveraging NEW to deliver faster with better outcomes and operate at the intersection of digital, data, technology, and customer experience
•	Leverage One TD to deepen customer relationships and provide customers with personalized advice that meets their unique needs
•	Continue to attract and retain top talent, emphasize talent diversity, and enable excellence through process simplification and learning and development
•
In alignment with Environmental, Social and Governance (ESG) enterprise strategy, Canadian Personal and Commercial Banking will focus on enhancing financial inclusion and strengthening Financial Health and Education for colleagues and customers

•	Actively monitor the macroeconomic environment and key risk indicators across the franchise, and focus on reducing risk where necessary

TABLE 16:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	2023	2022
Net interest income	$14,192	$12,396

Non-interest income	4,125	4,190
Total revenue	18,317	16,586
Provision for (recovery of) credit losses – impaired	1,013	639

Provision for (recovery of) credit losses – performing	330	(148)
Total provision for (recovery of) credit losses	1,343	491
Non-interest expenses	7,700	7,176

Provision for (recovery of) income taxes	2,586	2,361
Net income	$6,688	$6,558

Selected volumes and ratios
Return on common equity 1	36.8%	42.3%
Net interest margin (including on securitized assets)	2.77	2.56

Efficiency ratio	42.0	43.3
Number of Canadian Retail branches at period end	1,062	1,060

Average number of full-time equivalent staff	28,961	28,478

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking net income for the year was $6,688 million, an increase of $130 million, or 2%, compared with last year, reflecting higher revenue, partially offset by higher PCL and non-interest
expenses. ROE for the year was 36.8%, compared with 42.3% last year.
Revenue for the year was $18,317 million, an increase of $1,731 million, or 10%, compared with last year.
Net interest income was $14,192 million, an increase of $1,796 million, or 14%, reflecting higher margins and volume growth. Average loan volumes increased $32 billion, or 6%, reflecting 5% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 7% growth in personal deposits, partially offset by 5% decline in business deposits. Net interest margin was 2.77%, an increase of 21 bps from last year, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $4,125 million, a decrease of $65 million, or 2%, compared with last year, reflecting a prior years’ adjustment and lower fee revenue.
PCL for the year was $1,343 million, an increase of $852 million, compared with last year. PCL – impaired was $1,013 million, an increase of $374 million, or 59%, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $330 million, compared with a recovery of $148 million in the prior year. This year’s performing provisions were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 15 bps.
Non-interest
expenses for the year were $7,700 million, an increase of $524 million, or 7%, compared with last year. The increase primarily reflects higher technology spend and higher employee-related expenses supporting business growth, and higher non-credit provisions.
The efficiency ratio for the year was 42.0%, compared with 43.3% last year.
OPERATING ENVIRONMENT AND OUTLOOK
Slower growth is expected for Canada’s economy for the second consecutive year in fiscal 2024 with recession risks remaining elevated. The lagged effects of this year’s sharp interest rate hikes are expected to weigh on consumer and business spending, thus constraining overall revenue growth for Canadian Personal and Commercial Banking. Further growth in the number of customers in large part due to strongly rising immigration should provide ongoing support to revenue. However, this positive impact on revenues is expected to be counterbalanced by both a potential further adjustment in housing markets and interest-rate cuts. PCL is expected to increase, reflecting continued normalization of credit conditions and volume growth. Canadian Personal and Commercial Banking will continue to manage expenses prudently, investing in distribution capabilities to serve more customers and enhance their experience, and continuing to invest in technology and platforms to purposefully build for the future to meet evolving needs of customers, colleagues and communities. We believe TD’s customer centric and digitally enabled Canadian Personal and Commercial Banking franchise is well-positioned to execute on its growth opportunities.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 20

BUSINESS SEGMENT ANALYSIS
U.S. Retail
Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank offers a full range of financial products and services to over 10 million customers in the Bank’s U.S. personal and business banking operations, including wealth management. U.S. Retail includes an investment in Schwab.

TABLE 17:  REVENUE
1

(millions of dollars)	Canadian dollars		U.S. dollars
	2023	2022	2023	2022
Personal Banking	$7,359	$6,875	$5,457	$5,329
Business Banking	4,221	3,972	3,130	3,078
Wealth	625	517	463	401

Other 2	2,237	1,061	1,659	824
Total	$14,442	$12,425	$10,709	$9,632

1	Excludes equity in net income of an investment in Schwab.
2	Other revenue consists primarily of revenue from the Schwab IDA Agreement and from investing activities, and in 2022, also an insurance recovery related to litigation.
KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – full suite of chequing, savings, and Certificates of Deposit products and payment solutions for retail customers offered through multiple delivery channels.
•	Consumer Lending – diverse range of financing products, including residential mortgages, home equity and unsecured lending solutions for retail customers.
•
Credit Cards Services –
TD-branded
credit cards for retail customers, private label and
co-brand
credit cards, and
point-of-sale
revolving and instalment financing solutions for customers of leading U.S. retailers delivered through nationwide partnerships.

•	Retail Auto Finance – indirect retail financing through a network of auto dealers, and real-time payment solutions for auto dealers.
Business Banking
•
Commercial Banking – borrowing, deposit and cash management solutions for U.S. businesses and governments across a wide range of industries, including floorplan financing by TD Auto Finance throughout the U.S.

•	Small Business Banking – borrowing, deposit and cash management solutions for small businesses including merchant services and TD-branded credit cards.
Wealth
•
Wealth Advice – wealth management advice, financial planning solutions, estate and trust planning, and insurance and annuity products for mass affluent, high net worth and institutional clients, delivered by store-based financial advisors, a robo-advisory platform, and a multi-custodial securities-based collateral lending platform.

•	Asset Management – comprised of Epoch Investment Partners Inc. and the U.S. arm of TD Asset Management’s (TDAM’s) investment business.

16	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 21

INDUSTRY PROFILE
The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions, as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional
competitors, ranging from
start-ups
to established
non-financial
companies expanding into financial services. These industries serve individuals, businesses, and governments and offer products including deposits, lending, cash management, financial advice, and asset management. Products may be distributed through a single distribution channel or across multiple channels, including physical locations, ATMs, and telephone and digital channels. Certain businesses also serve customers through indirect channels. Traditional competitors are embracing new technologies and strengthening their focus on the customer experience.
Non-traditional
competitors have gained momentum and are increasingly collaborating with banks to develop new products and services, and enhance the customer experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services across multiple distribution channels to meet customers’ evolving needs, optimizing funding sources and costs, investing strategically while maintaining expense discipline, and managing risk prudently.
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Transform Distribution
• Entered Charlotte, North Carolina, a new market for our retail distribution network, and opened 6 stores in the low- and moderate-income areas in North Carolina and Florida to ensure more residents have neighbourhood access to a bank and financial services
• Renovated 52 stores with refreshed exterior and interior as well as dedicated offices for financial advisors to amplify our branding, facilitate deeper conversations around advice, education, and financial literacy to meet customers’ evolving needs, and maintained a focus on innovation
• Enhanced omni-channel capabilities including deploying new systems to streamline customer acquisition and onboarding experience, equipping colleagues with tools to offer better advice and provide legendary customer service, and launching new features and digital capabilities to provide customers with increased self-service options
• Increased total mobile users by 8.5% year-over-year to 4.9 million, achieving 55.5% digital adoption, up 230 basis points year-over-year, coupled with digital self-service transactions comprising 81.7% of all financial transactions, up 170 basis points year-over-year
• Continued to scale and optimize our digital marketing spend to drive new, high-quality account acquisition and modernize media buying data infrastructure

Drive Leading Customer Acquisition and Engagement
• Surpassed 10 million customers for our personal banking, business banking, and wealth business, powered by broad-based account growth in core franchise businesses and our commitment to customer satisfaction
• Launched new deposit products, implemented pricing actions, and enhanced customer primacy to retain existing customers and add new customers
• Expanded overdraft policy changes including real-time balance threshold and online overdraft grace period alerts to help customers better manage their financials, eliminated returned deposit items and certain fees for consumer savings accounts, and updated transaction processing to help avoid additional overdraft fees due to timing
• TD Auto Finance ranked “Highest in Dealer Satisfaction among National Prime Credit Non-Captive Automotive Finance Lenders” for the fourth year in a row in the J.D. Power 2023 U.S. Dealer Financing Satisfaction Study
17

Scale & Evolve our Cards Franchise
• Launched TD Clear and TD FlexPay, two innovative new cards that offer compelling value propositions
• Enhanced benefits to the popular TD Cash and Double Up credit cards
• Leveraged a product suite that is resonating with customers to deepen relationships and to drive strong customer acquisition in our U.S. bankcard business
• Renewed agreement with Visa in the U.S., supporting investment in our cards business to accelerate growth
• Improved card servicing and digital capabilities through investments in infrastructure to enhance customer experience and power future growth

17
TD Auto Finance received the highest score in the non-captive national – prime segment (between 214,000 and 542,000 transactions) in the J.D. Power 2020-2023 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 22

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Become a Top US Commercial Bank
• Delivered strong year-over-year volume growth in business loans, specifically in the middle market and specialty lending areas, fueled by higher commercial loan line utilization, strong loan originations, and new customer growth
• Expanded certain business verticals in footprint and nationally and acquired new customers through strategic initiatives
• Implemented Small Business application enhancements that simplify the digital loan application experience for customers and made significant upgrades to our cash management capabilities
• Ranked #1 in its footprint by total number of approved U.S. Small Business Administration (SBA) loan units for the seventh consecutive year and ranked as the #2 national SBA lender
18

Enable Wealth Offering Across TD Bank, America’s Most Convenient Bank ®
• Continued to grow our wealth franchise – hired approximately 55 advisors in 2023 to help build critical mass in attractive markets, deepening existing relationships and leveraging new opportunities from referrals
• Further strengthened One TD partnerships by integrating with retail and commercial partners:
–   Increased wealth advisor coverage and co-located advisors in retail stores to better serve customers, deepening relationships
–   Renovated stores to better facilitate wealth advice conversations with customers
–   Generated substantial number of referrals to wealth from commercial deposit relationships, providing solutions to commercial clients and retaining relationships within the Bank
• Enhanced collateral lending experience by delivering self-service capabilities, enabling clients to request a draw on their line and similar requests without contacting their advisor
• Launched new capabilities to equip colleagues with tools for offering better advice and increasing sales effectiveness

Enable World Class Residential Mortgage Business
• Accelerated balance growth in mortgage and home equity, driven by origination of high credit quality loans and slower payment rates
• Delivered robust growth in mortgage and home equity originations to minority households across our footprint
19

Key Enablers of Business Strategy
• Recognized for leadership in diversity and inclusion:
–   a top score of 100 in the 2023 Disability Equality Index for the ninth consecutive year
–   one of America’s Best Employers for Diversity by Forbes in 2023, moving up to the #2 spot, out of 500 companies ranked
–   one of America’s Best Employers for Veterans by Forbes for the third consecutive year
• Announced a three-year, US$2 billion voluntary Community Reinvestment Act Agreement in coordination with the New Jersey Citizen Action and Housing & Community Development Network of New Jersey. The agreement includes commitments for investments in affordable housing, affordable mortgage lending, small business lending and other community development projects that will have a significant economic impact on low- and moderate-income communities and majority-minority communities throughout New Jersey
• Agreed to a 20-year extension of our agreement with Delaware North – keeping Boston’s landmark arena name as “TD Garden” through 2045
• Continued improvements in operational efficiency to profitably scale our businesses
• Enhanced effectiveness and improved operational efficiency for store network optimization decisioning, deposit account acquisition, credit risk modeling, and escalation of customer complaints by adopting Artificial Intelligence capabilities to better understand customer behaviors and pain points, allowing us to deliver more tailored customer experience

KEY PRIORITIES FOR 2024
•	Invest in our governance and controls infrastructure and enhance governance and risk management practices
•	Transform our distribution network by modernizing stores to better serve local markets and facilitate deeper advice-based conversations and promoting specialization across store staffing
•	Advance digital and mobile leadership by enhancing infrastructure capabilities and our marketing ecosystem
•	Drive profitable deposit growth and enhance innovative product and payment capabilities to meet evolving customer needs
•
Continue to scale our cards business by uplifting and unifying cards servicing infrastructure to enhance capabilities and customer service experience as well as introducing enhanced digital experiences

•
Grow our commercial banking franchise by expanding middle market coverage within our footprint and better accommodating customers in adjacent markets, enhancing loan servicing infrastructure to enable future growth, and deepening collaboration with TD Securities to deliver a full suite of One TD products and services

•
Continue to scale our financial advisor coverage across existing footprint to better serve our clients’ investment and retirement needs, invest in wealth capabilities to deliver differentiated value proposition, and partner with retail and commercial businesses to deliver One TD

•	Focus relentlessly on talent by engaging colleagues in our strategic ambitions
•	Further streamline operations through automation, digitization and process simplification for our colleagues and customers, driving sustainable productivity
•	Continue embedding ESG expertise to advance the development of products and services and contribute to the social and economic well-being of the communities TD serves

18	U.S. Small Business Administration (SBA) loan units in its Maine-to-Florida footprint for the SBA’s 2023 fiscal year.
19	2022 Home Mortgage Disclosure Act (HDMA) data published by the FFIEC.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 23

TABLE 18:  U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2023	2022
Net interest income	$12,037	$9,604
Non-interest income – reported	2,405	2,821

Non-interest income – adjusted 1,2	2,405	2,597
Total revenue – reported	14,442	12,425
Total revenue – adjusted 1	14,442	12,201
Provision for (recovery of) credit losses – impaired	965	522

Provision for (recovery of) credit losses – performing	(37)	(187)
Total provision for (recovery of) credit losses	928	335
Non-interest expenses – reported	8,191	6,920
Non-interest expenses – adjusted 1,3	7,847	6,824
Provision for (recovery of) income taxes – reported	667	625

Provision for (recovery of) income taxes – adjusted 1	752	593
U.S. Retail Bank net income – reported	4,656	4,545

U.S. Retail Bank net income – adjusted 1	4,915	4,449

Share of net income from investment in Schwab 4,5	939	1,075
Net income – reported	$5,595	$5,620
Net income – adjusted 1	5,854	5,524
U.S. Dollars
Net interest income	$8,925	$7,437
Non-interest income – reported	1,784	2,195

Non-interest income – adjusted 1,2	1,784	2,018
Total revenue – reported	10,709	9,632
Total revenue – adjusted 1	10,709	9,455
Provision for (recovery of) credit losses – impaired	715	404

Provision for (recovery of) credit losses – performing	(28)	(150)
Total provision for (recovery of) credit losses	687	254
Non-interest expenses – reported	6,071	5,364
Non-interest expenses – adjusted 1,3	5,817	5,292
Provision for (recovery of) income taxes – reported	495	484

Provision for (recovery of) income taxes – adjusted 1	557	458
U.S. Retail Bank net income – reported	3,456	3,530

U.S. Retail Bank net income – adjusted 1	3,648	3,451

Share of net income from investment in Schwab 4,5	695	840
Net income – reported	$4,151	$4,370
Net income – adjusted 1	4,343	4,291
Selected volumes and ratios
Return on common equity – reported 6	13.6%	14.2%
Return on common equity – adjusted 1,6	14.2	14.0
Net interest margin 1,7	3.15	2.54
Efficiency ratio – reported	56.7	55.7

Efficiency ratio – adjusted 1	54.3	56.0
Assets under administration (billions of U.S. dollars) 8	$37	$34

Assets under management (billions of U.S. dollars) 8	33	33
Number of U.S. retail stores	1,177	1,160

Average number of full-time equivalent staff	28,242	25,745

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Adjusted non-interest income excludes an insurance recovery related to litigation – 2022: $224 million (US$177 million) or $169 million (US$133 million) after-tax.
3
Adjusted
non-interest
expenses exclude the charges related to the terminated First Horizon acquisition – 2023: $344 million or US$254 million ($259 million or $US192 million after-tax),
2022: $96 million or US$72 million ($73 million or $US54 million after-tax).

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 of the 2023 Consolidated Financial Statements for further details.
5
The
after-tax
amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.

6	Capital allocated to the business segment was 11% CET1 effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
7
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

8	For additional information about this metric, refer to the Glossary of this document.
REVIEW OF FINANCIAL PERFORMANCE
U.S. Retail reported net income for the year was $5,595 million (US$4,151 million), a decrease of $25 million (US$219 million), or relatively flat (5% in U.S. dollars) compared with last year. On an adjusted basis, net income was $5,854 million (US$4,343 million), an increase of $330 million (US$52 million), or 6% (1% in U.S. dollars). The reported and adjusted ROE for the year was 13.6% and 14.2%, respectively, compared with 14.2% and 14.0%, respectively, last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the year from the Bank’s investment in Schwab was $939 million (US$695 million) a decrease of $136 million (US$145 million), or 13% (17% in U.S. dollars), reflecting lower bank deposit account fees and lower trading revenue as well as higher expenses, partially offset by higher net interest revenue, asset management and administration fees.
U.S. Retail Bank reported net income for the year was $4,656 million (US$3,456 million), an increase of $111 million or 2% (a decrease of US$74 million or 2%) compared with last year, reflecting higher revenue, partially offset by higher non-interest
expenses including acquisition and integration-related charges for the terminated First Horizon transaction and higher PCL. U.S. Retail Bank adjusted net income was $4,915 million (US$3,648 million), an increase of $466 million (US$197 million), or 10% (6% in U.S. dollars), reflecting higher revenue, partially offset by higher non-interest
expenses and higher PCL.
U.S. Retail Bank revenue is derived from personal and business banking, and wealth management businesses. Reported revenue for the year was US$10,709 million, an increase of US$1,077 million, or 11%, compared with last year. On an adjusted basis, revenue increased US$1,254 million, or 13%. Net interest income of US$8,925 million, increased US$1,488 million, or 20%, driven by the benefit of higher deposit margins from the rising rate environment, partially offset by lower deposit volumes. Net interest margin was 3.15%, an increase of 61 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest
income was US$1,784 million, a decrease of US$411 million, or 19%, compared with last year, reflecting lower overdraft fees and an insurance recovery related to litigation in the prior year. On an adjusted basis, non-interest
income decreased US$234 million, or 12%, primarily reflecting lower overdraft fees.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 24

Average loan volumes increased US$16 billion, or 10%, compared with last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 8%, reflecting good originations from new customer growth, higher commercial line utilization, and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 10%. Average deposit volumes decreased US$42 billion, or 11%, compared with last year, reflecting a 3% decrease in personal deposits, a 5% decrease in business deposits, and a 23% decrease in sweep deposits.
Assets under administration (AUA) were US$37 billion as at October 31, 2023, an increase of US$3 billion, or 9%, compared with last year, reflecting net asset growth. Assets under management (AUM) were US$33 billion as at October 31, 2023, flat compared with last year.
PCL for the year was US$687 million, an increase of US$433 million compared with last year. PCL – impaired was US$715 million, an increase of US$311 million, or 77%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$28 million, compared with a recovery of US$150 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.38%, or an increase of 22 bps.
Reported
non-interest
expenses for the year were US$6,071 million, an increase of US$707 million, or 13%, compared with last year, reflecting higher employee-related expenses, higher acquisition and integration-related charges for the terminated First Horizon transaction, higher FDIC assessment fees as a result of an increase to FDIC assessment rates effective January 1, 2023, and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the terminated First Horizon transaction, non-interest
expenses increased US$525 million, or 10%.
The reported and adjusted efficiency ratios for the year were 56.7% and 54.3%, compared with 55.7% and 56.0%, respectively, last year.
OPERATING ENVIRONMENT AND OUTLOOK
Fiscal 2024 is expected to be a challenging year across the entire U.S. banking industry, with potential rate cuts, an uncertain macroeconomic outlook, as well as elevated regulatory expectations and new regulatory requirements. We expect moderate revenue growth driven by loan volume growth, recovering personal and business deposit volumes, continued new customer acquisitions, and increased customer activity in certain areas. PCL is expected to increase over the course of next year, reflecting an ongoing credit normalization and volume growth. We will continue to optimize the balance sheet and execute on programs to generate productivity savings while enabling investments in governance and control, and strategic growth, maintaining our expense management discipline, and enhancing our profitability.

THE CHARLES SCHWAB CORPORATION
Refer to Note 12 of the 2023 Consolidated Financial Statements for further information on Schwab.

BUSINESS SEGMENT ANALYSIS
Wealth Management and Insurance
Wealth Management and Insurance provides wealth solutions and insurance protection to approximately 6 million customers in Canada.

TABLE 19:  REVENUE

(millions of Canadian dollars)	2023	2022
Wealth	$5,249	$5,624

Insurance	6,031	5,236
Total	$11,280	$10,860

20	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 25

KEY PRODUCT GROUPS
Wealth
•
Direct Investing – platforms and resources for self-directed retail investors to facilitate research, investment management and trading in a range of investment products through online, phone and mobile channels.

•
Wealth Advice – wealth management advice and financial planning solutions for mass affluent, high net worth and ultra high net worth clients, integrated with other Wealth businesses and the broader Bank.

•
Asset Management – public and private market investment management capabilities for retail and institutional clients, including a diversified suite of investment solutions designed to provide attractive risk-adjusted returns.

Insurance
•	Property and Casualty – home, auto and small business insurance provided through direct channels and to members of affinity groups such as professional associations, universities and employer groups.
•
Life and Health – credit protection for Canadian Personal and Business Banking borrowing customers, life and health insurance products, credit card balance protection, and travel insurance products, distributed through direct channels and members of affinity groups
.

INDUSTRY PROFILE
The Canadian wealth management industry includes banks, insurance companies, independent asset managers, direct-to-consumer
providers, independent financial advisors and planners, and full-service and discount brokerages. Growth relies on the ability to provide differentiated and integrated wealth solutions and holistic financial advice to retail and institutional investors as well as keeping pace with technological change and regulatory requirements. The property and casualty insurance industry in Canada is fragmented and competitive, consisting of numerous personal and commercial line writers offering products through broker, captive agent and direct distribution channels, while the life and health insurance industry is comprised of banks and several large life and health insurers. Providing innovative digital capabilities and solutions will be a key differentiator for customers buying and servicing their insurance policies through direct channels.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 26

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023
Provide trusted advice to help our customers feel confident about their financial future
• Continued focus on distribution expansion across our advice businesses to meet growing demand and serve the needs of unique client segments, adding over 450 advice professionals year-over-year
• Continued to build on TD Direct Investing’s commitment to client education by introducing a personalized recommendation engine that will enable clients to select preferred topics and prompt tailored content
• MoneyTalk launched a Chinese-language webpage and produced its first video conducted entirely in Mandarin to provide investment content to more clients
• TD Asset Management received FundGrade A+ rating on 12 TDAM managed mutual funds and ETFs for outstanding performance in 2022
21

Deliver legendary customer experiences through customer-centric innovations and digital leadership
• Continued to evolve distribution models to meet customer needs, resulting in record Legendary Experience Index (LEI) results:
–   TD Direct Investing was recognized as the #1 Online Broker in the Globe and Mail’s annual digital broker survey
22
–   Improved digital onboarding and self-serve capabilities, including enabling Direct Investing self-serve withdrawals in TFSA/RSP/RESP accounts, simplifying new account opening for existing customers and introducing Advice eSign capabilities
–   Implemented multiple enhancements to the TD Easy Trade app, enabling One-Click ETF Portfolios to make it easier to invest using ready-made portfolios
–   Continued to expand direct channels and enhance service offerings enabling new and existing clients to contact Financial Planning Direct representatives directly through the TD Mobile App
• TD Asset Management broadened its Alternative product shelf, launching the Greystone Alternative Plus Fund and the TD Alternative Commodities Pool, as well as three new ETFs
• Launched TD Active Trader, offering a leading trading experience for advanced orders, complex options strategy execution and cutting-edge charting capabilities
• TD Insurance expanded its network of
one-stop
claims Auto Centers, bringing our footprint to 25 locations nationally
• Strengthened TD Insurance’s digital capabilities by enhancing self-serve features, including online quote and bind, as well as coverage, billing and payment management online

Grow and deepen customer relationships, leveraging One TD to provide customers with solutions that meet their unique financial needs
• Maintained strong market share
positions and gained momentum across our businesses:
–   #1 market share in direct investing revenues, assets, trades and number of accounts
23
–   Largest Canadian institutional money manager and largest money manager in Canada for pension assets
23
–   #2 market share in mutual fund assets among the Big 5 Banks
24
,
25
and exceeded $10 billion in ETF AUM
–   Gained market share in Advice, with TD Wealth Financial Planning growing the fastest among the Big 5 Banks
25
and TD Private Investment Advice ranking #1 among Big 5 Banks
25
in net new asset growth
26
–   #1 Direct Distribution personal lines insurer and leader in the affinity market in Canada
27
–   #3 personal lines insurer in Canada
27
• Launched TD Global Investment Solutions brand and website to leverage global expertise across TDAM and TD Epoch, extending presence in jurisdictions in APAC
• Continued to work with partners to deliver One TD:
–   Direct Investing continued to build strong relationships with Personal Banking partners through integration in training programs and enhanced reporting to drive improved client engagement
–   TDAM partnered with TD Securities to leverage their local presence, relationships and governance and control protocol to expand TDAM’s institutional distribution globally
–   Deepened customer relationships across the bank, by leveraging our market leading brand, to better protect TD Real Estate Secured Lending customers with TD home insurance
–   Leveraged our TD Insurance Private Client Advice offering to better protect high-net-worth TD Wealth customers

21
The FundGrade A+
®
rating is used with permission from Fundata Canada Inc., all rights reserved. Fundata is a leading provider of market and investment funds data to the Canadian financial services industry and business media. The Fund-Grade A+
®
rating identifies funds that have consistently demonstrated the best risk-adjusted returns throughout an entire calendar year. For more information on the rating system, please visit www.Fundata.com/ProductsServices/FundGrade.aspx.

22	2023 Globe and Mail digital broker ranking: https://www.theglobeandmail.com/investing/article-canadas-top-digital-broker-is-td-direct-investing-with-an-assist-from/.
23
Market share ranking is based on most current data available from Investor Economics, a division of ISS Market Intelligence, for TD Direct Investing revenue, asset, trades and account metrics as at June 2023 and institutional money manager and pension assets money manager rankings as at June 2023.

24	Metric from Investment Funds Institute of Canada for market share in mutual fund assets as at October 2023 when compared to the Big 5 Banks.
25	The Big 5 Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
26
Market share ranking is based on most current data available from Investor Economics, a division of ISS Market Intelligence, for TD Wealth Financial Planning asset under administration (AUA) growth ranking from June 2022 to December 2022, TD Wealth Private Investment Advice net new assets as a % of beginning asset ranking from December 2022 to March 2023 and March 2023 to June 2023.

27	Rankings based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators as at July 2023.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 27

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023
Innovate with purpose to optimize processes and enable our colleagues to execute with speed and impact
• Continued to transform the way we work, automating more of our operations and implementing other process improvements to increase speed and efficiency
• TD Wealth has begun its transition to the Next Evolution of Work (NEW) operating model to simplify the way we work through agile, customer-centric operating model changes
• TD Insurance has completed its transition to the NEW operating model
• As Direct Investing introduced targeted offers to increase client engagement and raise awareness of platform capabilities and launched a pilot for fully-paid lending capability, allowing clients to earn income on hard-to-borrow positions ahead of full launch set for fiscal 2024

Be an extraordinary place to work where diversity and inclusiveness are valued, and contribute to the well-being of our communities
• Remain committed to our efforts to build a more inclusive and diverse culture at TD, aligning to our purpose to enrich the lives of our customers, colleagues, and communities:
–   TD Insurance continued its Plastic Bumper Cover Recycling Program within its Auto Centres as part of an effort to promote environmentally friendly practices
• TD Insurance was instrumental in developing and launching the TD Scholarship for Indigenous Peoples which aims to support successful recipients with financial assistance and also provides recipients with a corporate summer internship with TD

KEY PRIORITIES FOR 2024
•	Widen market leadership position in TD Direct Investing by enhancing platforms, features and functionalities valued by key customer segments
•	Continue to focus on distribution expansion across our advice businesses and accelerate new business strategies to meet growing demand and serve the needs of unique client segments
•	Extend institutional leadership position in asset management into retail and global markets, leveraging breadth and depth of capabilities
•	Further leverage One TD to deepen customer relationships and offer more holistic financial and insurance advice
•	Establish digital leadership and enhance client and colleague experience
•	Improve speed, capacity and efficiency by leveraging data, advanced analytics, automation and adapting to new ways of working
•	Continue to position our brand as a diverse and inclusive employer of choice, enabling colleagues to achieve their full potential
•	TD Insurance will expand the small business insurance offering to more segments, leveraging digital capabilities and marketing to significantly grow the business

TABLE 20:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	2023	2022
Net interest income	$1,056	$945

Non-interest income	10,224	9,915
Total revenue	11,280	10,860
Provision for (recovery of) credit losses – impaired	1	–

Provision for (recovery of) credit losses – performing	–	1
Total provision for (recovery of) credit losses	1	1
Insurance claims and related expenses	3,705	2,900
Non-interest expenses	4,709	4,711

Provision for (recovery of) income taxes	747	853
Net income	$2,118	$2,395

Selected volumes and ratios
Return on common equity 1	38.7%	46.7%

Efficiency ratio	41.7	43.4
Assets under administration (billions of Canadian dollars) 2	$531	$517

Assets under management (billions of Canadian dollars)	405	397

Average number of full-time equivalent staff	16,022	15,671

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023 compared with 10.5% in the prior year.
2	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
REVIEW OF FINANCIAL PERFORMANCE
Wealth Management and Insurance reported net income for the year was $2,118 million, a decrease of $277 million, or 12%, compared with last year, reflecting higher insurance claims and related expenses and lower revenue in the wealth management business, partially offset by increased revenue in the insurance business. The ROE for the year was 38.7%, compared with 46.7% last year.
Revenue for the year was $11,280 million, an increase of $420 million, or 4%, compared with last year.
Non-interest
income was $10,224 million, an increase of $309 million, or 3%, reflecting higher insurance premiums and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower transaction and fee-based revenue in the wealth management business. Net interest income was $1,056 million, an increase of $111 million, or 12%, compared with last year, reflecting higher investment income in the insurance business, partially offset by lower deposit volumes in the wealth management business.
AUA were $531 billion as at October 31, 2023, an increase of $14 billion, or 3%, compared with last year, reflecting market appreciation and net asset growth. AUM were $405 billion as at October 31, 2023, an increase of $8 billion, or 2%, compared with last year, reflecting market appreciation, partially offset by mutual fund redemptions.
Insurance claims and related expenses were $3,705 million, an increase of $805 million, or 28%, compared with last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, increased claims severity and more severe weather-related events.
Non-interest
expenses for the year were $4,709 million, a decrease of $2 million, compared with last year.
The efficiency ratio for the year was 41.7%, compared with 43.4% last year.
OPERATING ENVIRONMENT AND OUTLOOK
Expected slowdown in economic growth and potential continued market volatility in Canada and the U.S may impact Wealth Management and Insurance results in fiscal 2024. Notwithstanding these headwinds, Wealth Management and Insurance’s diversified businesses should be well-positioned to deliver against their strategic objectives. Our focus on our strategic priorities and investments in leading digital platforms should help offset headwinds from market volatility, pressure on fees from rising competition and increases in insurance claims due to severe weather events and claims severity. Our businesses will continue to deliver high-

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 28

quality advice, educational content and innovative financial products to our customers while exercising disciplined expense management to help navigate the challenging environment.

BUSINESS SEGMENT ANALYSIS
Wholesale Banking
Operating under the brand name TD Securities, Wholesale Banking offers capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres across North America, Europe and Asia-Pacific.

TABLE 21:  REVENUE

(millions of Canadian dollars)	2023	2022
Global markets	$3,265	$2,932
Corporate and investment banking	2,618	1,758

Other	(65)	141
Total	$5,818	$4,831
LINES OF BUSINESS
•	Global Markets – sales, trading and research, debt and equity underwriting, client securitization, prime services, and trade execution services 29 .
•	Corporate and Investment Banking – corporate lending and syndications, debt and equity underwriting, advisory services, trade finance, cash management, investment portfolios, and related activities 29 .
•	Other – investment portfolios and other accounting adjustments.
INDUSTRY PROFILE
The wholesale banking sector is a mature, highly competitive market comprised of banks, large global investment firms, and independent niche dealers. Wholesale Banking provides capital markets and corporate and investment banking services to corporate, government, and institutional clients. Changing regulatory requirements continue to impact strategy and returns for the sector. Firms are responding by shifting their focus to client-driven trading revenue and fee income to reduce risk, preserve capital, and are also investing in technology to support growing levels of electronic trading across all markets. Competition is expected to remain intense for transactions with high-quality clients. Longer term, wholesale banks with a diversified client-focused business model, a full suite of products and services, and the ability to manage costs and capital effectively will be well-positioned to achieve attractive returns for shareholders.

28	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
29	Certain revenue streams are shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 29

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Continue to build an integrated North American Investment Bank with global reach
• Completed acquisition of Cowen Inc., accelerating our U.S. dollar growth strategy by adding and expanding capabilities in U.S. equities and global research, increasing depth in key growth verticals such as Healthcare, and adding scale and high-quality talent
• Continued to strengthen our position as ESG capital markets advisors as demonstrated by a number of marquee transactions and recognition including:
–   Joint Bookrunner on the Government of Canada’s $500 million Ukraine Sovereignty Bond
–   Active Bookrunner and Co-Sustainability Structuring Agent on Bacardi Ltd’s inaugural Green Bond and Green Financing Framework, part of its US$1.5 billion three-part offering and the first U.S. green bond issued in the alcoholic beverage sector
–   Sustainability Structuring Agent for Bell Canada’s sustainability-linked securitization (SLS), the first SLS executed at TD in a sole structuring role
–   Joint Bookrunner on Ontario Teachers’ Finance Trust’s $1 billion 10-year Green Bond
–   TD Securities agreed to purchase 27,500 metric tons of Direct Air Capture (DAC) carbon dioxide removal credits over a four-year period from STRATOS, 1PointFive’s first DAC plant currently under construction, subject to STRATOS becoming operational
–   Named Lead Manager of the Year, Social Bonds – Sovereign by Environmental Finance’s 2023 Bond Awards
• Recognized as “Excellence in Trade (North America)” at the Trade, Treasury and Payments Awards 2023, presented by Trade Finance Global in cooperation with BAFT (Bankers Association for Finance and Trade)
• Awarded Best FX Bank Data Management in the 2023 Euromoney FX Awards
• Ranked #1 Base Metals Dealer in the 2023 Energy Risk Commodity Rankings

In Canada, be a top-ranked Investment Bank
• Delivered on several marquee and strategic acquisitions and led notable transactions in the Canadian market:
–   Exclusive Financial Advisor to Shaw Communications on its $26 billion sale to Rogers Communications, which represented the largest acquisition in Canadian telecom history
–   Financial Advisor to GIC, the Singapore sovereign wealth fund, and Dream Industrial REIT on their acquisition of Summit Industrial Income REIT
–   Financial Advisor to TC Energy on its minority interest sale in Columbia Gas and Columbia Gulf to Global Infrastructure Partners for $5.3 billion. Active Bookrunner on a US$5.6 billion Senior Unsecured Notes offering to recapitalize Columbia Pipeline entities following the merger and acquisition (M&A) announcement

In the U.S., deliver value and trusted advice in sectors where we have competitive expertise
• Demonstrated the strength of our combined TD Securities and TD Cowen franchises in the U.S.:
–   Joint Bookrunner on a US$300 million Follow-on Equity Offering for Revolution Medicines, representing TD Cowen’s sixth engagement with this issuer
–   Sole Financial Advisor on a US$125 million Strategic Financing for Milestone Pharmaceuticals
–   Joint Bookrunner on ACELYRIN Inc.’s US$621 million Initial Public Offering (IPO), the largest biotech IPO to date in calendar 2023, demonstrating our leadership in the healthcare sector and strength in equity capital markets execution
–   Exclusive Financial Advisor to Penelope Bourbon LLC on its sale to MGP Ingredients Inc. for US$216 million
–   TD Cowen acted as Financial Advisor to Autovista on its sale to J.D. Power
–   Exclusive Financial Advisor to Basalt Infrastructure Partners on its acquisition of Fatbeam Holdings LLC, Basalt’s first fibre-based network investment in North America
–   Financial Advisor to The Williams Companies, Inc. on its acquisition of MountainWest Pipelines Holding Company from Southwest Gas Holdings Inc. for US$1.5 billion
• Continued to operate as the market leader in electronic municipal bond trading
30
, launched a competitive new issue municipal bond business that is ranked #5 by deal count
31
, tripled daily transactions in investment grade corporate bonds compared to the prior year, and expanded trading capabilities in fixed income ETFs
• Added 33 new clients in Corporate Cash Management
• Continued to grow our Trade Finance business, adding 38 new clients

In Europe and Asia-Pacific, leverage our global capabilities to build connected, sustainable franchises
• Financial Advisor to France-based Vauban Infrastructure Partners on their acquisition of Trooli Ltd.
• Active bookrunner on Vodafone Group PLC’s US$1.2 billion debt securities offering
• Joint bookrunner on Allied Irish Banks’
€
750 million green bond issuance, TDS’ first deal with an Irish bank
• Sole Lead Manager on the World Bank’s
€
100 million issuance of Digitally Native Notes, the first digital securities to use Euroclear’s new Digital Financial Market Infrastructure platform based on distributed ledger technology
• Added equity capabilities with the acquisition of Cowen Inc.

Continue to grow with and support our TD Retail and Wealth partners
• In partnership with other TD segments:
–   Automation of foreign banknote inventory management, increasing customer accessibility to foreign cash across TD Canada Trust branches
–   Launched Secure Storage service, whereby TD customers can purchase precious metals with a new option to store them in a secure, insured facility
–   Achieved record-breaking Eid Mubarak Silver Round sales and launched the inaugural Canadian-sourced TD gold bar

30	Source: Municipal Securities Rulemaking Board, as of October 31, 2023.
31	Source: Bloomberg, Municipal Competitive Long-Term Issuance as of October 31, 2023.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 30

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2023

Invest in an efficient and agile infrastructure, innovation and data capabilities, and adapt to industry and regulatory changes
• Successfully transitioned USD London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR)
• Launched TDSX Private Room, allowing TD to better serve both institutional and retail clients by adding capabilities to cross orders for U.S. shares in a secure, fully compliant, fully automated environment
• Achieved a significant TD Cowen integration milestone in combining portions of our U.S. Institutional Equities and Convertibles businesses

Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent
• Raised $2.3 million for children’s charities through the annual Underwriting Hope campaign
• Awarded 12 scholarships to diverse and intersectional candidates through the annual TDS Bridging the Gap Scholarship
• Multiple leaders across TD Securities recognized by Women in Capital Markets awards

KEY PRIORITIES FOR 2024
•	Continue to integrate TD Cowen and leverage the strength of the combined TD Securities and TD Cowen platform to expand and deepen client relationships and deliver revenue synergies
•	Continue to integrate and extend the TDS Automated Trading platform
•	Continue to embed ESG capabilities throughout our business, leveraging TD Cowen’s research expertise to support clients with their transition to a lower carbon economy
•	Continue to invest in technology, drive innovation and analytical capabilities including:
–	Low latency and algorithmic trading in fixed income, foreign exchange, and equities
–	A North American digital treasury ecosystem that provides flexible and data-rich solutions to our clients
–	End-to-end process efficiency and enhancing client value
•	Continue to invest alongside our retail, wealth, and commercial partners to add products and enhance capabilities for our clients
•	Maintain our focus on prudent risk management, continuing to make risk and control enhancements, and drive returns through optimizing capital, balance sheet, and liquidity
•	Continue to be an extraordinary place to work and attract top talent with a focus on partnership culture, inclusion and diversity

TABLE 22:  WHOLESALE BANKING
1

(millions of Canadian dollars, except as noted)	2023	2022
Net interest income (TEB)	$1,538	$2,937

Non-interest income	4,280	1,894
Total revenue	5,818	4,831
Provision for (recovery of) credit losses – impaired	16	19

Provision for (recovery of) credit losses – performing	110	18
Total provision for (recovery of) credit losses	126	37
Non-interest expenses – reported	4,760	3,033
Non-interest expenses – adjusted 2 ,3	4,326	3,015
Provision for (recovery of) income taxes (TEB) – reported	162	436

Provision for (recovery of) income taxes (TEB) – adjusted 2	251	440
Net income – reported	$770	$1,325
Net income – adjusted 2	1,115	1,339
Selected volumes and ratios
Trading-related revenue (TEB) 4	$2,360	$2,513
Average gross lending portfolio (billions of Canadian dollars) 5	94.7	70.1
Return on common equity – reported 6	5.4%	11.4%
Return on common equity – adjusted 2,6	7.9	11.5
Efficiency ratio – reported	81.8	62.8

Efficiency ratio – adjusted 2	74.4	62.4

Average number of full-time equivalent staff	7,143	5,088

1	Wholesale Banking results for 2023 include the acquisition of Cowen Inc. effective March 1, 2023.
2	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
3
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – 2023: $434 million ($345 million after-tax), 2022: $18 million ($14 million after-tax).

4
Includes net interest income TEB of $615 million (2022 – $2,080 million), and trading income (loss) of $1,745 million (2022 – $433 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

5	Includes gross loans and bankers’ acceptances (BA) relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023 compared with 10.5% in the prior year.
REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking reported net income for the year was $770 million, a decrease of $555 million, or 42%, compared with the prior year, primarily reflecting higher non-interest
expenses partially offset by higher revenues. On an adjusted basis, net income was $1,115 million, a decrease of $224 million, or 17%.
Revenue for the period, including the acquisition of Cowen Inc., was $5,818 million, an increase of $987 million, or 20%, compared with the prior year, primarily reflecting higher equity commissions, global transaction banking revenue, advisory fees, equity underwriting fees, and markdowns in certain loan underwriting commitments in the prior year, partially offset by lower trading-related and other revenue.
PCL was $126 million, an increase of $89 million compared with last year. PCL – impaired was $16 million, a decrease of $3 million and PCL – performing was $110 million, an increase of $92 million. The current year performing provisions largely reflect credit migration and volume growth.
Reported
non-interest
expenses were $4,760 million, an increase of $1,727 million, or 57%, compared with the prior year, primarily reflecting the acquisition of Cowen Inc. and acquisition and integration-related costs, continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, excluding acquisition and integration-related costs, non-interest
expenses were $4,326 million, an increase of $1,311 million, or 43%.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 31

OPERATING ENVIRONMENT AND OUTLOOK
The operating environment remains challenging, characterized by volatile markets, economic uncertainty, geo-political
and ESG considerations, disruptive technologies, intensifying competition, and evolving capital and regulatory requirements. These factors may affect corporate and investor sentiment and market and business conditions in a positive or negative manner which makes capital markets results difficult to forecast. The addition of TD Cowen to our business enhances TD Securities’ capabilities and competitive position, adding to an increasingly diversified and client-focused business model that is expected to be well positioned to support future growth.

BUSINESS SEGMENT ANALYSIS
Corporate
Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.

TABLE 23:  CORPORATE

(millions of Canadian dollars)	2023	2022

Net income (loss) – reported	$(4,389)	$1,531
Adjustments for items of note
Amortization of acquired intangibles	313	242
Acquisition and integration charges related to the Schwab transaction	149	111
Share of restructuring charges from investment in Schwab	35	–
Restructuring charges	363	–
Payment related to the termination of the FHN transaction	306	–
Impact from the terminated FHN acquisition-related capital hedging strategy	1,251	(1,641)
Impact of retroactive tax legislation on payment card clearing services	57	–
Litigation (settlement)/recovery	1,642	–
Gain on sale of Schwab shares	–	(997)
Less: impact of income taxes
CRD and federal tax rate increase for fiscal 2022	(585)	–
Other items of note	944	(363)
Net income (loss) – adjusted 1	$(632)	$(391)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(942)	$(712)
Other	310	321
Net income (loss) – adjusted 1	$(632)	$(391)
Selected volumes
Average number of full-time equivalent staff	22,889	19,885

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Corporate segment includes expenses related to a number of service and control functions, the impact of treasury and balance sheet management activities, certain tax items at an enterprise level, and intercompany adjustments such as elimination of TEB and the retailer program partners’ share relating to the U.S. strategic cards portfolio.
Corporate segment’s reported net loss for the year was $4,389 million, compared with net income of $1,531 million last year. The year-over-year decrease primarily reflects a net loss from the impact of the terminated First Horizon acquisition-related capital hedging strategy and the payment related to the termination of the transaction, the Stanford litigation settlement, gain on sale of Schwab shares in the prior year, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and restructuring charges. Net corporate expenses increased $230 million compared to the prior year, mainly reflecting litigation expenses. The adjusted net loss for the year was $632 million, compared with an adjusted net loss of $391 million last year.
2023 ACCOMPLISHMENTS AND FOCUS FOR 2024
•	In 2023, the Corporate segment continued to support the Bank’s business segments by executing on enterprise and regulatory initiatives, and managing the Bank’s balance sheet and funding activities.
•
In 2024, the Corporate segment’s service and control groups will continue to proactively address the complexities and challenges arising from the operating environment to respond to changing demands and expectations of customers, communities, colleagues, governments and regulators.

•
Corporate segment will also maintain its focus on development and implementation of processes, technologies, and regulatory controls to enable the Bank’s businesses to operate efficiently and effectively and in compliance with applicable regulatory requirements.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 32

2022 FINANCIAL RESULTS OVERVIEW
Summary of 2022 Performance
NET INCOME
Reported net income for the year was $17,429 million, an increase of $3,131 million, or 22%, compared with prior year. The increase reflects higher revenues, a net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition, and gain on sale of Schwab shares, partially offset by higher non-interest
expenses, and higher PCL. On an adjusted basis, net income for the year was $15,425 million, an increase of $776 million, or 5%, compared with prior year. The reported ROE for the year was 18.0%, compared with 15.5% prior year. The adjusted ROE for the year was 15.9%, compared with 15.9% prior year.
Reported diluted EPS for the year was $9.47, an increase of 23%, compared with $7.72 prior year. Adjusted diluted EPS for the year was $8.36, a 6% increase, compared with $7.91 prior year.
Reported revenue was $49,032 million, an increase of $6,339 million, or 15%, compared with prior year. Adjusted revenue was $46,170 million, an increase of $3,477 million, or 8%, compared with the prior year.
NET INTEREST INCOME
Reported net interest income for the year was $27,353 million, an increase of $3,222 million, or 13%, compared with prior year. The increase reflects volume and margin growth in the personal and commercial banking businesses, the impact of foreign exchange translation, and higher net interest income in Wholesale Banking, partially offset by lower income from PPP loan forgiveness. Adjusted net interest income was $27,307 million, an increase of $3,176 million, or 13%.
NON-INTEREST
INCOME
Reported
non-interest
income for the year was $21,679 million, an increase of $3,117 million, or 17%, compared with prior year, primarily reflecting the net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition, and gain on sale of Schwab shares. Adjusted non-interest
income was $18,863 million, an increase of $301 million, or 2%, reflecting higher fee-based
revenue in the banking and wealth businesses, and higher insurance revenues reflecting prior year premium rebates for customers, and volumes. These were partially offset by lower transaction fees in the wealth business, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, markdowns in certain loan underwriting commitments from widening credit spreads in Wholesale Banking, and lower underwriting revenue.
PROVISION FOR CREDIT LOSSES
PCL was $1,067 million, compared with a recovery of $224 million in the prior year. PCL – impaired was $1,437 million, an increase of $128 million, reflecting some normalization of credit performance. PCL – performing was a recovery of $370 million, compared with a recovery of $1,533 million prior year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.14%.
INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $2,900 million, an increase of $193 million, or 7%, compared with prior year, reflecting increased driving activity, inflationary costs and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income and favourable prior years’ claims development.
NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $24,641 million, an increase of $1,565 million, or 7%, compared with prior year, reflecting higher employee-related expenses, higher spend supporting business growth, and the impact of foreign exchange translation, partially offset by prior year store optimization costs. On an adjusted basis, non-interest
expenses were $24,359 million, an increase of $1,450 million, or 6%.
PROVISION FOR INCOME TAXES
Reported total income and other taxes increased by $534 million, or 10.2%, compared with prior year, reflecting an increase in income tax expense of $365 million, or 10.1%, and an increase in other taxes of $169 million, or 10.4%. Adjusted total income and other taxes increased by $106 million from prior year, or 2.0%, reflecting an increase in other taxes of $169 million, or 10.4%, partially offset by a decrease in income tax expense of $63 million, or 1.7%.
The Bank’s reported effective income tax rate was 19.5% for 2022, compared with 21.1% prior year. The year-over-year decrease primarily reflects the favourable tax impact of earnings mix, the sale of Schwab shares, and the recognition of unused tax losses, partially offset by the impact of higher pre-tax
income. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2022 Consolidated Financial Statements.
The Bank reported its investments in Schwab using the equity method of accounting. Schwab’s tax expense (2022: $319 million; 2021: $280 million) was not part of the Bank’s effective tax rate.
BALANCE SHEET
Total assets
were $1,918 billion as at October 31, 2022, an increase of $189 billion, or 11%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $79 billion, or approximately 5%. The increase in total assets reflects loans, net of allowances for loan losses of $108 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $74 billion, derivatives of $49 billion, and non-trading
financial assets at FVTPL of $2 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $20 billion, financial assets at fair value through other comprehensive income (FVOCI) of $9 billion, securities purchased under reverse repurchase agreements of $7 billion, trading loans, securities, and other of $4 billion, investment in Schwab of $3 billion, other assets of $1 billion.
Total liabilities
were $1,806 billion as at October 31, 2022, an increase of $177 billion, or 11%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $83 billion, or approximately 5%. The increase in total liabilities reflects deposits of $105 billion, financial liabilities designated at FVTPL of $49 billion, derivatives of $34 billion, other liabilities of $4 billion and trading deposits of $1 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $16 billion.
Equity
was $111 billion as at October 31, 2022, an increase of $12 billion from October 31, 2021. The increase primarily reflects an increase in retained earnings, and preferred shares and other equity instruments, partially offset by a decrease in AOCI. The decrease in AOCI is primarily driven by losses on cash flow hedges and from the Bank’s share of the other comprehensive loss from the investment in Schwab, partially offset by the impact of foreign exchange translation.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 33

GROUP FINANCIAL CONDITION
Balance Sheet Review

TABLE 24:  CONDENSED CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	October 31, 2023	October 31, 2022
Assets
Cash and Interest-bearing deposits with banks	$105,069	$145,850
Trading loans, securities, and other	152,090	143,726
Non-trading financial assets at fair value through profit or loss	7,340	10,946
Derivatives	87,382	103,873
Financial assets designated at fair value through profit or loss	5,818	5,039
Financial assets at fair value through other comprehensive income	69,865	69,675
Debt securities at amortized cost, net of allowance for credit losses	308,016	342,774
Securities purchased under reverse repurchase agreements	204,333	160,167
Loans, net of allowance for loan losses	895,947	831,043
Investment in Schwab	8,907	8,088

Other	112,257	96,347
Total assets	$1,957,024	$1,917,528
Liabilities
Trading deposits	$30,980	$23,805
Derivatives	71,640	91,133
Financial liabilities designated at fair value through profit or loss	192,130	162,786
Deposits	1,198,190	1,229,970
Obligations related to securities sold under repurchase agreements	166,854	128,024
Subordinated notes and debentures	9,620	11,290

Other	175,503	159,137

Total liabilities	1,844,917	1,806,145

Total equity	112,107	111,383
Total liabilities and equity	$1,957,024	$1,917,528
Total assets
were $1,957 billion as at October 31, 2023, an increase of $39 billion, from October 31, 2022. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $16 billion.
The increase in total assets reflects an increase in loans, net of allowances for loan losses of $65 billion, securities purchased under reverse repurchase agreements of $44 billion, other assets of $16 billion, trading loans, securities, and other of $8 billion, financial assets designated at fair value through profit or loss of $1 billion and investment in Schwab of $1 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $41 billion, debt securities at amortized cost of $35 billion, derivative assets of $16 billion, and non-trading
financial assets at fair value through profit or loss of $4 billion.
Cash and interest-bearing deposits with banks
decreased $41 billion primarily reflecting cash management activities.
Trading loans, securities, and other
increased $8 billion primarily in equity securities, trading loans, the impact of Cowen acquisition and foreign exchange translation partially offset by commodities held for trading.
Non-trading
financial assets at fair value through profit or loss
decreased $4 billion primarily reflecting maturities and sales.
Derivative
assets
decreased $16 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial assets designated at fair value through profit or loss increased $1 billion primarily reflecting new issuances, partially offset by maturities.
Debt securities at amortized cost, net of allowance for credit losses decreased $35 billion primarily reflecting maturities and sales of government securities, partially offset by new investments and the impact of foreign exchange translation.
Securities purchased under reverse repurchase agreements
increased $44 billion
primarily
reflecting an increase in volume.
Loans, net of allowance for loan losses
increased $65 billion reflecting volume growth in residential real estate secured lending, and business and government loans and the impact of foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting the impact of the Bank’s share of Schwab’s net income.
Other
assets increased $16 billion primarily reflecting increase in amounts receivable from brokers, dealers and clients due to higher volumes of pending trades, the acquired held for sale businesses, goodwill and intangibles as a result of the Cowen acquisition, deferred tax assets and accrued interest, partially offset by a decrease in customers’ liabilities under acceptances and current income tax receivable.
Total liabilities
were $1,845 billion as at October 31, 2023, an increase of $39 billion from October 31, 2022. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $17 billion.
The increase in total liabilities reflects an increase in obligations related to securities sold under repurchase agreements of $39 billion, financial liabilities designated at fair value through profit or loss of $29 billion, other liabilities of $17 billion and trading deposits of $7 billion. The increase was partially offset by a decrease in deposits of $32 billion, derivative liabilities of $19 billion and subordinated notes and debentures $2 billion.
Trading deposits
increased $7 billion primarily reflecting new issuances, partially offset by maturities.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 34

Derivative
liabilities
decreased $19 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $29 billion primarily reflecting new issuances and the impact of foreign exchange translation, partially offset by maturities.
Deposits
decreased $32 billion reflecting lower volumes in personal (including Schwab deposits) and bank deposits, partially offset by the impact of foreign exchange translation and higher volumes in business and government deposits
.
Obligations related to securities sold under repurchase agreements increased $39 billion primarily reflecting an increase in volume.
Subordinated notes and debentures
decreased $2 billion primarily reflecting redemptions.
Other
liabilities increased $17 billion primarily reflecting increase in amounts payable to brokers, dealers and clients due to higher volumes of pending trades, increase in liabilities related to structured entities, accounts payable, accrued expenses, and other items as a result of the Cowen acquisition, accrued interest, and increase in provision for the Stanford litigation settlement, partially offset by a decrease in acceptances.
Equity
was $112 billion as at October 31, 2023, an increase of $1 billion from October 31, 2022. The increase reflects common shares issued with a 2% discount under the dividend reinvestment plan, net of share repurchases, and gains in accumulated other comprehensive income, partially offset by lower retained earnings. The increase in accumulated other comprehensive is primarily driven by the impact of foreign currency translation. The retained earnings decreased as the net income for the year is offset by the dividends paid and the premium on the repurchase of common shares.

GROUP FINANCIAL CONDITION
Credit Portfolio Quality
AT A GLANCE OVERVIEW
•	Loans and acceptances, net of allowance for loan losses were $914 billion, an increase of $61 billion compared with last year.
•	Impaired loans net of Stage 3 allowances were $2,277 million, an increase of $531 million compared with last year.
•	Provision for credit losses was $2,933 million, compared with $1,067 million last year.
•	Total allowance for credit losses including off-balance sheet positions increased by $823 million to $8,189 million.
LOAN PORTFOLIO
The Bank increased its loans and acceptances net of allowance for loan losses by $61 billion, or 7%, from the prior year, primarily reflecting volume growth in the real estate secured lending and business and government portfolios, and the impact of foreign exchange.
While the majority of the Bank’s credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance
sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 30 of the 2023 Consolidated Financial Statements.
CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be concentrated in Canadian and U.S. consumer lending, comprised of residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 63% of total loans net of Stage 3 allowances, flat compared with 2022. During the year, these portfolios increased by $40 billion, or 8%, and totalled $576 billion at year end. Residential mortgages represented 35% of total loans net of Stage 3 allowances in 2023, up 1% from 2022. Consumer instalment and other personal loans, and credit card loans were 28% of total loans net of Stage 3 allowances in 2023, flat compared with 2022.
The Bank’s business and government loan portfolio was 37% of total loans net of Stage 3 allowances, down 1% from 2022. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 6% and 2% of net loans, respectively. Real estate and Financial sectors were the largest U.S. sector concentrations in 2023, representing 4% and 2% of net loans, respectively.
Geographically, the credit portfolio remained concentrated in Canada. In 2023, the percentage of loans net of Stage 3 allowances held in Canada was 66%, flat compared with 2022. The largest Canadian regional exposure was in Ontario, which represented 39% of total loans net of Stage 3 allowances for 2023, flat compared to the prior year.
The remaining credit portfolio was predominantly in the U.S., which represented 33% of loans net of Stage 3 allowances, up 1% from 2022. Exposures to acquired credit-impaired (ACI) loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New York, New England, and Florida which represented 6%, 5%, and 3% of total loans net of Stage 3 allowances, respectively, and consistent with the prior year.
Under IFRS 9,
Financial Instruments
(IFRS 9), the Bank calculates allowances for expected credit losses (ECLs) on DSAC and debt securities at FVOCI. The Bank has $374 billion in such debt securities of which $374 billion are performing securities (Stage 1 and 2) and none are impaired. The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $2 million, respectively.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 35

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)	Percentage of total
	October 31 2023			October 31 2022	October 31 2023	October 31 2022
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans
Canada
Residential mortgages	$263,733	$24	$263,709	$246,185	28.7%	28.7%
Consumer instalment and other personal
HELOC 3	117,618	31	117,587	113,319	12.8	13.2
Indirect Auto	28,786	65	28,721	27,139	3.1	3.2
Other	18,587	39	18,548	18,418	2.0	2.1

Credit card	18,815	69	18,746	17,323	2.0	2.0

Total personal	447,539	228	447,311	422,384	48.6	49.2
Real estate
Residential	27,784	2	27,782	27,138	3.0	3.2

Non-residential	24,849	29	24,820	22,512	2.7	2.6

Total real estate	52,633	31	52,602	49,650	5.7	5.8
Agriculture	9,893	1	9,892	9,221	1.1	1.1
Automotive	9,402	18	9,384	7,067	1.0	0.8
Financial	18,873	–	18,873	18,018	2.1	2.1
Food, beverage, and tobacco	3,078	19	3,059	3,012	0.3	0.4
Forestry	829	–	829	635	0.1	0.1
Government, public sector entities, and education	4,198	8	4,190	3,703	0.5	0.4
Health and social services	9,871	49	9,822	9,114	1.1	1.1
Industrial construction and trade contractors	5,701	94	5,607	5,407	0.6	0.6
Metals and mining	2,415	15	2,400	2,182	0.3	0.3
Oil and gas	2,307	19	2,288	2,403	0.2	0.3
Power and utilities	8,299	–	8,299	6,275	0.9	0.7
Professional and other services	5,744	28	5,716	5,217	0.6	0.6
Retail sector	4,613	49	4,564	4,216	0.5	0.5
Sundry manufacturing and wholesale	4,085	15	4,070	4,268	0.4	0.5
Telecommunications, cable, and media	4,294	–	4,294	4,149	0.5	0.5
Transportation	3,606	4	3,602	3,427	0.4	0.4

Other	6,376	31	6,345	6,128	0.7	0.7

Total business and government	156,217	381	155,836	144,092	17.0	16.9

Total Canada	603,756	609	603,147	566,476	65.6	66.1
United States
Residential mortgages	56,548	33	56,515	47,611	6.1	5.5
Consumer instalment and other personal
HELOC	10,585	19	10,566	9,867	1.2	1.2
Indirect Auto	41,051	39	41,012	36,359	4.5	4.3
Other	901	4	897	862	0.1	0.1

Credit card	19,839	243	19,596	18,474	2.1	2.2

Total personal	128,924	338	128,586	113,173	14.0	13.3
Real estate
Residential	11,958	2	11,956	10,668	1.2	1.2

Non-residential	28,537	23	28,514	25,637	3.0	2.9

Total real estate	40,495	25	40,470	36,305	4.2	4.1
Agriculture	1,173	–	1,173	1,158	0.1	0.1
Automotive	10,843	–	10,843	7,779	1.2	0.9
Financial	22,292	–	22,292	22,480	2.4	2.6
Food, beverage, and tobacco	4,396	–	4,396	3,643	0.5	0.4
Forestry	746	–	746	519	0.1	0.1
Government, public sector entities, and education	17,018	1	17,017	15,829	1.8	1.8
Health and social services	16,205	5	16,200	15,703	1.8	1.8
Industrial construction and trade contractors	2,414	1	2,413	1,912	0.3	0.2
Metals and mining	1,854	1	1,853	1,862	0.2	0.2
Oil and gas	1,599	5	1,594	1,148	0.2	0.1
Power and utilities	7,831	–	7,831	5,923	0.9	0.7
Professional and other services	17,526	8	17,518	14,689	1.9	1.7
Retail sector	6,320	2	6,318	5,496	0.7	0.6
Sundry manufacturing and wholesale	10,524	8	10,516	8,376	1.1	1.0
Telecommunications, cable, and media	9,190	15	9,175	9,106	1.0	1.1
Transportation	5,083	–	5,083	5,277	0.6	0.6

Other	2,750	4	2,746	3,090	0.3	0.4

Total business and government	178,259	75	178,184	160,295	19.3	18.4

Total United States	307,183	413	306,770	273,468	33.3	31.7
International
Personal	19	–	19	23	–	–

Business and government	10,024	–	10,024	18,722	1.1	2.2

Total international	10,043	–	10,043	18,745	1.1	2.2

Total excluding other loans	920,982	1,022	919,960	858,689	100.0	100.0
Other loans

Acquired credit-impaired loans 4	91	6	85	111	–	–

Total other loans	91	6	85	111	–	–
Total	$921,073	$1,028	$920,045	$858,800	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing

Personal, business and government			6,108	5,671
Total, net of allowance			$913,937	$853,129
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired)			7.1%	14.7%

Percentage change over previous year – loans and acceptances, net of allowance			7.1	14.9

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Home equity line of credit.
4	Includes FDIC covered loans and other ACI loans.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 36

TABLE 26:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2

(millions of Canadian dollars, except as noted)	As at				Percentage of total
	October 31 2023			October 31 2022	October 31 2023	October 31 2022
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans
Canada
Atlantic provinces	$13,676	$14	$13,662	$13,398	1.5%	1.6%
British Columbia 3	96,048	38	96,010	89,018	10.4	10.4
Ontario 3	356,071	452	355,619	331,890	38.7	38.6
Prairies 3	88,477	60	88,417	85,862	9.6	10.0

Québec	49,484	45	49,439	46,308	5.4	5.4
Total Canada	603,756	609	603,147	566,476	65.6	66.0
United States
Carolinas (North and South)	18,001	18	17,983	16,617	2.0	1.9
Florida	26,751	42	26,709	22,633	2.9	2.6
New England 4	48,024	36	47,988	42,779	5.2	5.0
New Jersey	26,071	28	26,043	23,312	2.8	2.7
New York	56,904	83	56,821	52,201	6.2	6.1
Pennsylvania	18,747	16	18,731	17,035	2.0	2.0

Other 5	112,685	190	112,495	98,891	12.2	11.5

Total United States	307,183	413	306,770	273,468	33.3	31.8
International
Europe	5,843	–	5,843	6,208	0.6	0.7

Other	4,200	–	4,200	12,537	0.5	1.5

Total international	10,043	–	10,043	18,745	1.1	2.2
Total excluding other loans	920,982	1,022	919,960	858,689	100.0	100.0
Other loans	91	6	85	111	–	–
Total	$921,073	$1,028	$920,045	$858,800	100.0%	100.0%
Stage 1 and Stage 2 allowances			6,108	5,671
Total, net of allowance			$913,937	$853,129

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired)			2023	2022
Canada			6.5%	9.5%
United States			12.2	23.9
International			(46.4)	82.7
Other loans			(23.4)	(24.0)
Total			7.1%	14.9%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes loans attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
REAL ESTATE SECURED LENDING
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 27:  CANADIAN REAL ESTATE SECURED LENDING
1
,2

(millions of Canadian dollars)	As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2023
Total	$263,733	$86,943	$350,676	$30,675	$381,351
					October 31, 2022
Total	$246,206	$81,689	$327,895	$31,657	$359,552

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2023.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 37

TABLE 28:  REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									October 31, 2023
Canada
Atlantic provinces	$2,561	1.0%	$4,557	1.7%	$181	0.2%	$1,938	1.6%	$2,742	0.7%	$6,495	1.7%
British Columbia 4	8,642	3.3	46,003	17.4	920	0.8	21,642	18.4	9,562	2.5	67,645	17.7
Ontario 4	22,559	8.6	118,882	45.1	3,126	2.7	64,095	54.4	25,685	6.8	182,977	48.1
Prairies 4	18,621	7.1	20,385	7.7	1,746	1.5	11,956	10.2	20,367	5.3	32,341	8.5

Québec	7,221	2.7	14,302	5.4	590	0.5	11,424	9.7	7,811	2.0	25,726	6.7

Total Canada	59,604	22.7%	204,129	77.3%	6,563	5.7%	111,055	94.3%	66,167	17.3%	315,184	82.7%

United States	1,439		55,169		–		10,591		1,439		65,760
Total	$61,043		$259,298		$6,563		$121,646		$67,606		$380,944
									October 31, 2022
Canada
Atlantic provinces	$2,713	1.1%	$4,117	1.7%	$227	0.2%	$1,697	1.5%	$2,940	0.8%	$5,814	1.6%
British Columbia 4	8,897	3.6	41,612	16.9	1,265	1.1	20,386	18.0	10,162	2.8	61,998	17.2
Ontario 4	23,146	9.4	106,940	43.4	4,619	4.1	60,357	53.2	27,765	7.8	167,297	46.6
Prairies 4	19,259	7.8	18,391	7.5	2,107	1.9	11,734	10.4	21,366	5.9	30,125	8.4

Québec	7,670	3.1	13,461	5.5	735	0.6	10,219	9.0	8,405	2.3	23,680	6.6

Total Canada	61,685	25.0%	184,521	75.0%	8,953	7.9%	104,393	92.1%	70,638	19.6%	288,914	80.4%

United States	1,127		46,591		–		9,895		1,127		56,486
Total	$62,812		$231,112		$8,953		$114,288		$71,765		$345,400

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the period over which the Bank’s residential mortgages would be fully repaid based on the amount of the most recent payment received. All figures are calculated based on current customer payment amounts, including voluntary payments larger than the original contractual amounts and/or other voluntary prepayments. The most recent customer payment amount may exceed the original contractual amount due.
Balances with a remaining amortization longer than 30 years primarily reflect Canadian variable rate mortgages where interest rate increases relative to current customer payment levels have resulted in a longer current amortization period. At renewal, the amortization period for Canadian mortgages reverts to the remaining contractual amortization, which may require increased payments.

TABLE 29:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2,3

									As at
	<=5 years	>5 – 10 years	>10 – 15 years	>15 – 20 years	>20 – 25 years	>25 – 30 years	>30 – 35 years	>35 years	Total
							October 31, 2023
Canada	0.8%	2.7%	5.7%	14.1%	31.5%	24.6%	1.4%	19.2%	100.0%

United States	5.3	1.4	3.8	7.8	10.6	69.5	1.1	0.5	100.0
Total	1.6%	2.5%	5.3%	13.0%	27.8%	32.6%	1.4%	15.8%	100.0%
							October 31, 2022
Canada	0.8%	2.7%	5.4%	13.5%	29.5%	19.2%	3.7%	25.2%	100.0%

United States	8.3	2.0	4.1	6.3	13.1	64.9	0.7	0.6	100.0
Total	2.0%	2.6%	5.2%	12.3%	26.8%	26.7%	3.2%	21.2%	100.0%

1.	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2.	Percentage based on outstanding balance.
3.
$37.4 billion or 14% of the mortgage portfolio in Canada (October 31, 2022: $39.6 billion or 16%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at October 31, 2023 and October 31, 2022, respectively.

TABLE 30:  UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

				For the 12 months ended
	October 31, 2023			October 31, 2022
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
Canada
Atlantic provinces	69%	73%	70%	71%	69%	70%
British Columbia 6	62	66	64	66	63	65
Ontario 6	65	68	66	66	63	65
Prairies 6	70	73	71	74	71	73

Québec	72	73	73	71	71	71
Total Canada	66	69	67	67	65	66

United States	74	62	71	71	64	69
Total	68%	68%	68%	68%	65%	67%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	HELOC loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
IMPAIRED LOANS
A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated borrower risk rating (BRR) 9 for non-retail
exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding ACI loans increased $796 million, or 32%, compared with the prior year.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 38

In Canada, impaired loans net of Stage 3 allowances increased by $294 million, or 60% in 2023. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $376 million, an increase of $81 million, or 27%, reflecting some further normalization of credit performance. Business and government impaired loans net of Stage 3 allowances were $406 million, an increase of $213 million, compared with $193 million in the prior year, reflecting an increase in the commercial lending portfolios as new formations outpaced resolutions.
In the U.S., net impaired loans increased by $237 million, or 19% in 2023. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $985 million, a decrease of $5 million, or 1%, compared with the prior year. Business and government net impaired loans were $510 million, an increase of $242 million, compared with $268 million in the prior year, reflecting an increase in the commercial lending portfolios as new formations outpaced resolutions, and the impact of foreign exchange.
Geographically, 34% of total net impaired loans were located in Canada and 66% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, representing 23% of total net impaired loans, compared with 15% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New York, representing 21% of total net impaired loans, compared with 18% in the prior year.

TABLE 31:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3

(millions of Canadian dollars)	2023	2022
Personal, Business and Government Loans
Impaired loans as at beginning of period	$2,503	$2,411
Classified as impaired during the period	5,885	4,339
Transferred to performing during the period	(931)	(1,009)
Net repayments	(1,351)	(1,418)
Disposals of loans	–	(1)
Amounts written off	(2,846)	(1,994)

Exchange and other movements	39	175
Impaired loans as at end of year	$3,299	$2,503

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 39

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2,3,4

(millions of Canadian dollars, except as noted)	As at				Percentage of total
	Oct. 31 2023			Oct. 31 2022	Oct. 31 2023	Oct. 31 2022
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$186	$24	$162	$151	7.1%	8.7%
Consumer instalment and other personal
HELOC	148	31	117	67	5.1	3.8
Indirect Auto	95	65	30	26	1.4	1.5
Other	60	39	21	16	0.9	0.9

Credit card 5	115	69	46	35	2.0	2.0

Total personal	604	228	376	295	16.5	16.9
Real estate
Residential	8	2	6	2	0.3	0.1

Non-residential	91	29	62	20	2.7	1.2

Total real estate	99	31	68	22	3.0	1.3
Agriculture	14	1	13	9	0.5	0.5
Automotive	32	18	14	6	0.6	0.3
Financial	3	–	3	–	0.1	–
Food, beverage, and tobacco	38	19	19	7	0.8	0.4
Forestry	2	–	2	1	0.1	0.1
Government, public sector entities, and education	12	8	4	4	0.2	0.2
Health and social services	151	49	102	32	4.5	1.8
Industrial construction and trade contractors	106	94	12	8	0.5	0.5
Metals and mining	30	15	15	19	0.7	1.1
Oil and gas	20	19	1	11	–	0.6
Power and utilities	–	–	–	–	–	–
Professional and other services	52	28	24	17	1.1	1.0
Retail sector	110	49	61	39	2.7	2.2
Sundry manufacturing and wholesale	29	15	14	4	0.6	0.2
Telecommunications, cable, and media	13	–	13	3	0.6	0.2
Transportation	20	4	16	5	0.7	0.3

Other	56	31	25	6	1.1	0.3

Total business and government	787	381	406	193	17.8	11.0

Total Canada	1,391	609	782	488	34.3	27.9
United States
Residential mortgages	432	33	399	433	17.5	24.8
Consumer instalment and other personal
HELOC	232	19	213	260	9.4	14.9
Indirect Auto	254	39	215	187	9.4	10.7
Other	6	4	2	3	0.1	0.2

Credit card 5	399	243	156	107	6.9	6.1

Total personal	1,323	338	985	990	43.3	56.7
Real estate
Residential	81	2	79	18	3.5	1.0

Non-residential	226	23	203	44	8.9	2.5

Total real estate	307	25	282	62	12.4	3.5
Agriculture	3	–	3	1	0.1	0.1
Automotive	3	–	3	5	0.1	0.3
Financial	1	–	1	2	–	0.1
Food, beverage, and tobacco	3	–	3	4	0.1	0.2
Forestry	–	–	–	–	–	–
Government, public sector entities, and education	3	1	2	3	0.1	0.2
Health and social services	40	5	35	25	1.6	1.4
Industrial construction and trade contractors	19	1	18	20	0.8	1.1
Metals and mining	1	1	–	3	–	0.2
Oil and gas	6	5	1	1	–	0.1
Power and utilities	–	–	–	–	–	–
Professional and other services	60	8	52	42	2.3	2.4
Retail sector	29	2	27	42	1.2	2.4
Sundry manufacturing and wholesale	56	8	48	38	2.1	2.2
Telecommunications, cable, and media	33	15	18	5	0.8	0.3
Transportation	6	–	6	10	0.3	0.6

Other	15	4	11	5	0.5	0.3

Total business and government	585	75	510	268	22.4	15.4

Total United States	1,908	413	1,495	1,258	65.7	72.1

International	–	–	–	–	–	–

Total	$3,299	$1,022	$2,277	$1,746	100.0%	100.0%

Net impaired loans as a % of common equity			2.25%	1.74%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans, debt securities classified as loans under IAS 39 , Financial Instruments: Recognition and Measurement and DSAC and debt securities at FVOCI under IFRS 9.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 40

TABLE 33:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2,3,4,5

(millions of Canadian dollars, except as noted)	As at				Percentage of total
	October 31 2023			October 31 2022	October 31 2023	October 31 2022
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$36	$14	$22	$11	1.0%	0.6%
British Columbia 6	97	38	59	53	2.5	3.0
Ontario 6	985	452	533	257	23.4	14.7
Prairies 6	188	60	128	132	5.6	7.6

Québec	85	45	40	35	1.8	2.0

Total Canada	1,391	609	782	488	34.3	27.9
United States
Carolinas (North and South)	92	18	74	71	3.2	4.1
Florida	248	42	206	134	9.1	7.7
New England 7	213	36	177	207	7.8	11.9
New Jersey	178	28	150	159	6.6	9.1
New York	569	83	486	322	21.3	18.4
Pennsylvania	72	16	56	77	2.5	4.4

Other	536	190	346	288	15.2	16.5

Total United States	1,908	413	1,495	1,258	65.7	72.1

Total	$3,299	$1,022	$2,277	$1,746	100.0%	100.0%
Net impaired loans as a % of net loans			0.25%	0.20%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
7	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses including
off-balance
sheet positions of $8,189 million as at October 31, 2023, was comprised of Stage 3 allowance for impaired loans of $1,036 million, Stage 2 allowance of $4,000 million, and Stage 1 allowance of $3,149 million, and allowance for debt securities of $4 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
Stage 3 allowances (impaired)
The Stage 3 allowance for loan losses increased $272 million, or 36%, compared with last year, reflecting some normalization of credit performance, and the impact of foreign exchange.
Stage 1 and Stage 2 allowances (performing)
As at October 31, 2023, the performing allowance was $7,149 million, up from $6,599 million as at October 31, 2022. The increase this year largely reflected credit conditions, including some credit migration, volume growth, and the impact of foreign exchange. The allowance increase included $60 million attributable to the partners’ share of the U.S. strategic cards portfolios. The performing allowance for debt securities increased by $1 million compared with last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional quantitative and qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s 2023 Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. Refer to Note 3 of the Bank’s 2023 Consolidated Financial Statements for additional detail.
PROVISION FOR CREDIT LOSSES
The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank’s loan portfolio. Provisions are reduced by any recoveries in the year.
In Canada, PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $811 million, an increase of $246 million, or 44%, compared to 2022 reflecting some normalization of credit performance. PCL – impaired related to business and government loans was $199 million, an increase of $102 million, compared to $97 million in the prior year, largely reflecting credit migration.
In the U.S., PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $1,279 million, an increase of $536 million, or 72%, compared to 2022, largely related to some normalization of credit performance and the impact of foreign exchange. PCL – impaired related to business and government loans was $197 million, an increase of $160 million, compared to $37 million in the prior year, largely reflecting credit migration and the impact of foreign exchange.
Geographically, the largest regional concentration of PCL – impaired in Canada was in Ontario. The largest regional concentration of PCL – impaired in the U.S. was in New York.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 41

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 34:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2023	2022
Provision for credit losses – Stage 3 (impaired)
Canadian Personal and Commercial Banking	$1,013	$639
U.S. Retail	965	522
Wealth Management and Insurance	1	–
Wholesale Banking	16	19

Corporate 1	491	257

Total provision for credit losses – Stage 3	2,486	1,437
Provision for credit losses – Stage 1 and Stage 2 (performing) 2
Canadian Personal and Commercial Banking	330	(148)
U.S. Retail	(37)	(187)
Wealth Management and Insurance	–	1
Wholesale Banking	110	18

Corporate 1	44	(54)

Total provision for credit losses – Stage 1 and 2	447	(370)
Provision for credit losses	$2,933	$1,067

1	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
2	Includes PCL on financial assets, loan commitments, and financial guarantees.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 42

TABLE 35:  PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)	For the years ended		Percentage of total
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages	$9	$(4)	0.4%	(0.3)%
Consumer instalment and other personal
HELOC	8	12	0.3	0.8
Indirect auto	227	156	9.1	10.9
Other	188	128	7.6	8.9

Credit card	379	273	15.2	19.0

Total personal	811	565	32.6	39.3
Real estate
Residential	1	–	–	–

Non-residential	12	16	0.5	1.1

Total real estate	13	16	0.5	1.1
Agriculture	1	(1)	–	(0.1)
Automotive	14	(2)	0.6	(0.1)
Financial	–	–	–	–
Food, beverage, and tobacco	16	1	0.6	0.1
Forestry	–	–	–	–
Government, public sector entities, and education	–	–	–	–
Health and social services	40	3	1.6	0.2
Industrial construction and trade contractors	14	18	0.6	1.2
Metals and mining	–	9	–	0.6
Oil and gas	(1)	(2)	–	(0.1)
Power and utilities	–	–	–	–
Professional and other services	19	24	0.8	1.7
Retail sector	11	14	0.4	1.0
Sundry manufacturing and wholesale	8	–	0.3	–
Telecommunications, cable, and media	4	–	0.2	–
Transportation	5	7	0.2	0.5

Other	55	10	2.2	0.7

Total business and government	199	97	8.0	6.8

Total Canada	1,010	662	40.6	46.1
United States
Residential mortgages	(2)	10	(0.1)	0.7
Consumer instalment and other personal
HELOC	(2)	(12)	(0.1)	(0.8)
Indirect auto	205	69	8.2	4.8
Other	222	210	9.0	14.6

Credit card	856	466	34.4	32.4

Total personal	1,279	743	51.4	51.7
Real estate
Residential	2	–	0.1	–

Non-residential	80	(5)	3.2	(0.3)

Total real estate	82	(5)	3.3	(0.3)
Agriculture	–	–	–	–
Automotive	3	–	0.1	–
Financial	(2)	(1)	(0.1)	(0.1)
Food, beverage, and tobacco	–	(1)	–	(0.1)
Forestry	–	16	–	1.1
Government, public sector entities, and education	–	–	–	–
Health and social services	5	5	0.2	0.3
Industrial construction and trade contractors	5	4	0.2	0.3
Metals and mining	(1)	1	–	0.1
Oil and gas	–	(2)	–	(0.1)
Power and utilities	–	–	–	–
Professional and other services	16	(1)	0.6	(0.1)
Retail sector	9	3	0.4	0.2
Sundry manufacturing and wholesale	36	3	1.5	0.2
Telecommunications, cable, and media	16	–	0.6	–
Transportation	4	(2)	0.2	(0.1)

Other	24	17	1.0	1.1

Total business and government	197	37	8.0	2.5

Total United States	1,476	780	59.4	54.2

International	–	–	–	–

Total excluding other loans	2,486	1,442	100.0	100.3
Other loans
Debt securities at amortized cost and FVOCI	–	–	–	–

Acquired credit-impaired loans 3	–	(5)	–	(0.3)

Total other loans	–	(5)	–	(0.3)
Total Stage 3 provision for credit losses (impaired)	$2,486	$1,437	100.0%	100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government	$447	$(364)
Debt securities at amortized cost and FVOCI	–	(6)

Total Stage 1 and 2 provision for credit losses	447	(370)
Total provision for credit losses	$2,933	$1,067

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 43

TABLE 36:  PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
1,2,3

(millions of Canadian dollars, except as noted)	For the years ended		Percentage of total
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Canada
Atlantic provinces	$49	$38	1.7%	3.6%
British Columbia 4	116	92	4.0	8.6
Ontario 4	551	288	18.8	27.0
Prairies 4	203	159	6.9	14.9

Québec	91	85	3.1	8.0

Total Canada	1,010	662	34.5	62.1
United States
Carolinas (North and South)	68	36	2.3	3.4
Florida	173	70	5.9	6.6
New England 5	135	92	4.6	8.6
New Jersey	109	73	3.7	6.8
New York	262	119	9.0	11.2
Pennsylvania	53	32	1.8	3.0

Other 6	676	358	23.0	33.5

Total United States	1,476	780	50.3	73.1

International	–	–	–	–

Total excluding other loans	2,486	1,442	84.8	135.2

Other loans 7	–	(5)	–	(0.5)
Total Stage 3 provision for credit losses (impaired)	2,486	1,437	84.8	134.7

Stage 1 and 2 provision for credit losses	447	(370)	15.2	(34.7)
Total provision for credit losses	$2,933	$1,067	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances 6	October 31 2023	October 31 2022
Canada
Residential mortgages	–%	–%
Credit card, consumer instalment and other personal	0.46	0.34

Business and government	0.12	0.07

Total Canada	0.17	0.12
United States
Residential mortgages	–	0.02
Credit card, consumer instalment and other personal	1.96	1.26

Business and government	0.13	0.03

Total United States	0.54	0.34

International	–	–

Total excluding other loans	0.28	0.18

Other loans	–	100.00

Total Stage 3 provision for credit losses (impaired)	0.28	0.18

Stage 1 and 2 provision for credit losses	0.05	(0.05)
Total provision for credit losses as a % of average net loans and acceptances	0.34%	0.14%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes customers’ liability under acceptances.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
7	Other loans include ACI.
SOVEREIGN RISK
The following table provides a summary of the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 37:  TOTAL NET EXPOSURE BY REGION AND COUNTERPARTY

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 4

											October 31, 2023

Region
Europe	$7,577	$7	$5,324	$12,908	$3,763	$1,945	$6,736	$12,444	$777	$25,015	$2,001	$27,793	$53,145
United Kingdom	8,928	7,965	2,131	19,024	2,759	490	13,431	16,680	491	596	257	1,344	37,048
Asia	254	20	2,167	2,441	262	706	2,640	3,608	325	10,728	830	11,883	17,932

Other 5	233	8	517	758	233	720	2,883	3,836	209	1,205	3,443	4,857	9,451

Total	$16,992	$8,000	$10,139	$35,131	$7,017	$3,861	$25,690	$36,568	$1,802	$37,544	$6,531	$45,877	$117,576

											October 31, 2022

Region
Europe	$6,037	$–	$4,079	$10,116	$3,625	$2,205	$7,654	$13,484	$860	$26,899	$1,212	$28,971	$52,571
United Kingdom	7,563	27,176	2,493	37,232	2,029	828	14,007	16,864	490	384	262	1,136	55,232
Asia	55	17	2,480	2,552	671	682	3,052	4,405	120	11,055	695	11,870	18,827

Other 5	487	43	1,354	1,884	234	341	2,465	3,040	173	1,202	2,760	4,135	9,059

Total	$14,142	$27,236	$10,406	$51,784	$6,559	$4,056	$27,178	$37,793	$1,643	$39,540	$4,929	$46,112	$135,689

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $40.8 billion (October 31, 2022 – $43.0 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 44

GROUP FINANCIAL CONDITION
Capital Position

TABLE 38:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	2023	2022
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$25,522	$24,449
Retained earnings	73,044	73,698

Accumulated other comprehensive income	2,750	1,988
Common Equity Tier 1 Capital before regulatory adjustments	101,316	100,135

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(18,424)	(17,498)
Intangibles (net of related tax liability)	(2,606)	(2,100)
Deferred tax assets excluding those arising from temporary differences	(207)	(83)
Cash flow hedge reserve	5,571	5,783
Shortfall of provisions to expected losses	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(379)	(502)
Defined benefit pension fund net assets (net of related tax liability)	(908)	(1,038)
Investment in own shares	(21)	(9)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(1,976)	(1,428)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–
Equity investments in funds subject to the fall-back approach	(49)	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	–	411
Total regulatory adjustments to Common Equity Tier 1 Capital	(18,999)	(16,464)
Common Equity Tier 1 Capital	82,317	83,671

Additional Tier 1 Capital instruments

Directly issued qualifying Additional Tier 1 instruments plus stock surplus	10,791	11,248
Additional Tier 1 Capital instruments before regulatory adjustments	10,791	11,248

Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(6)	(124)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(356)	(474)
Additional Tier 1 Capital	10,435	10,774
Tier 1 Capital	92,752	94,445

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	9,424	11,090

Collective allowances	1,964	2,018
Tier 2 Capital before regulatory adjustments	11,388	13,108

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 2	(196)	(161)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(136)	(57)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(492)	(378)

Tier 2 Capital	10,896	12,730
Total Capital	$103,648	$107,175

Risk-weighted assets	$571,161	$517,048

Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	14.4%	16.2%
Tier 1 Capital (as percentage of risk-weighted assets)	16.2	18.3
Total Capital (as percentage of risk-weighted assets)	18.1	20.7

Leverage ratio 3	4.4	4.9

1
Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details. Effective Q1, 2023, it is no longer applicable.

2
Includes other TLAC-eligible instruments issued by global systemically important banks
(G-SIBs)
and Canadian domestic systemically important banks
(D-SIBs)
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

3	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
THE BANK’S CAPITAL MANAGEMENT OBJECTIVES
The Bank’s capital management objectives are:
•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement (RAS);

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 45

–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	Manage capital levels, in order to:
–	insulate the Bank from unexpected loss events;
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite; and
–	maintain stakeholder confidence in the Bank.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required funding.
These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.
CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, limited recourse capital noteholders, and holders of the Bank’s subordinated debt.
CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by Asset/Liability and Capital Committee (ALCO). The Board of Directors (the “Board”) oversees capital adequacy risk management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
ECONOMIC CAPITAL
Economic capital is the Bank’s internal measure of capital requirements and is one of the key components in the Bank’s internal assessment of capital adequacy. The Economic capital framework assesses all material risks of the Bank and determines the amount of risk-based capital required to cover unexpected losses from the Bank’s business operations in a manner consistent with the Bank’s capital management objectives. The Bank uses internal models for this assessment and the characteristics of these models are described in the “Managing Risk” section of this document.
The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar 2 risks including non-trading
market risk (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and risks associated with the Bank’s significant investments. The framework also captures diversification benefits across risk types and business segments.
Please refer to the “Economic Capital and Risk-Weighted Assets by Segment” section for a business segment breakdown of the Bank’s economic capital.
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD manages its regulatory capital in accordance with OSFI’s implementation of the Basel III Capital Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements (CAR) and Leverage Requirements (LR) guidelines detail how the Basel III capital rules apply to Canadian banks.
The Domestic Stability Buffer (DSB) level was increased to 3% as of February 1, 2023. The 50 bps increase from the previous level of 2.5% reflected OSFI’s assessment that systemic vulnerabilities remain elevated. In addition, OSFI increased the DSB range from 0 to 4%, instead of the previous 0 to 2.5% to allow the DSB to remain responsive to an uncertain environment.
On February 1, 2023, OSFI implemented revised capital rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. These revised rules include revisions to the calculation of credit risk and operational risk requirements, and revisions to the LR Guideline to include a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio.
The table below summarizes OSFI’s published regulatory minimum capital targets for the Bank effective October 31, 2023. The Bank is in compliance with these minimum capital targets.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory Target 2	DSB	Pillar 1 & 2 Regulatory Target
CET1	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1	6.0	2.5	1.0	9.5	3.0	12.5
Total Capital	8.0	2.5	1.0	11.5	3.0	14.5
Leverage	3.0	n/a	0.5	3.5	n/a	3.5
TLAC	18.0	2.5	1.0	21.5	3.0	24.5

TLAC Leverage	6.75	n/a	0.50	7.25	n/a	7.25

1
The higher of the
D-SIB
and
G-SIB
surcharge applies to risk weighted capital. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement for risk weighted capital. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%. OSFI’s LR Guideline includes a requirement for
D-SIBs
to hold a leverage ratio buffer set at 50% of a
D-SIB’s
higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.

2	The Bank’s countercyclical buffer requirement is 0% as of October 31, 2023.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 46

In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. While most of these measures have been unwound, some continue to be in effect during the 2022 or 2023 reporting periods and are summarized below.

•	On March 27, 2020, OSFI announced certain measures, including:
-
Transitional arrangements for ECL provisioning available under the Basel Framework would be introduced. The adjustment allowed a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end
deposit-taking institutions (DTIs)). This increase is tax effected and is subject to a scaling factor. The scaling factor remained at 25% in 2022, and was eliminated in 2023.

-
The loan exposures in the Canada Emergency Business Account (CEBA) Program, which was funded by the Government of Canada, can be excluded from the risk-based capital ratios and from leverage ratio calculations. For the Export Development Canada Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in leverage ratio calculations. As of September 14, 2023, the repayment deadline for eligible CEBA loan holders to qualify for partial loan forgiveness was extended to January 18, 2024.

•
On April 9, 2020, OSFI announced DTIs could temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measures. The measure expired on April 1, 2023.

Capital Position and Capital Ratios
The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the Internal Ratings-Based approaches to credit risk for all material portfolios.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Minimum Capital Test for General Insurance and Life Insurance Capital Adequacy Test for Life and Health.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which may limit the Bank’s ability to extract capital or funds for other uses.
As at October 31, 2023, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.4%, 16.2%, and 18.1%, respectively. The decrease in the Bank’s CET1 Capital ratio from 16.2% as at October 31, 2022, was primarily attributable to RWA growth across various segments (including an increase in RWA as a result of the Cowen acquisition), the impact of the terminated First Horizon acquisition-related capital hedging strategy, the Stanford litigation settlement, common shares repurchased for cancellation, and an increase in the goodwill and intangibles deduction related to the Cowen acquisition. CET1 was also impacted by the CRD, foreign exchange hedging of the First Horizon purchase price, and the elimination of the scaling factor related to OSFI’s transition arrangements for ECL provisioning. The impact of the foregoing items was partially offset by organic growth, and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.
As at October 31, 2023, the Bank’s leverage ratio was 4.4%. Compared with the Bank’s leverage ratio of 4.9% at October 31, 2022, the decrease was attributable primarily to increased leverage exposures across various segments, largely driven by the expiration of the temporary exclusion of central bank reserves in determining leverage exposure, common shares repurchased for cancellation, and an increase in the goodwill and intangibles deduction related to the Cowen acquisition, partially offset by organic capital growth and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.
Common Equity Tier 1 Capital
CET1 Capital was $82.3 billion as at October 31, 2023. Earnings contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included common share issuance of $1.8 billion under the dividend reinvestment plan and from stock option exercises, offset by common shares repurchased of $4.3 billion.
Tier 1 and Tier 2 Capital
Tier 1 Capital was $92.8 billion as at October 31, 2023, consisting of CET1 Capital and Additional Tier 1 Capital of $82.3 billion and $10.4 billion, respectively. The Bank’s Tier 1 Capital management activities during the year consisted of the redemption of one
Tier 1-qualifying
capital instrument as follows:
•
On October 31, 2023, the bank redeemed all of its 16,000,000 outstanding
Non-Cumulative
5-Year
Rate Reset Class A First Preferred Shares, Series 20 (the “Series 20 Shares”) at the price of $25.00 per Series 20 Share for an aggregate total of approximately $400 million.

Tier 2 Capital was $10.9 billion as at October 31, 2023. Tier 2 Capital management activities during the year consisted of the redemption of on
Tier 2-qualifying
capital instrument as follows:
•
On September 14, 2023, the bank redeemed all of its $1.75 billion 3.589% Non-Viability Contingent Capital (NVCC) subordinated debentures due September 14, 2028 at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank’s capital modelling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.
The ICAAP is led by TBSM and is supported by numerous functional areas who collectively help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in congruence with the Bank’s risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 47

DIVIDENDS
On November 29, 2023, the Board approved a dividend in an amount of one dollar and two cents ($1.02) per fully paid common share in the capital stock of the Bank for the quarter ending January 31, 2024, payable on and after January 31, 2024, to shareholders of record at the close of business on January 10, 2024.
At October 31, 2023, the quarterly dividend was $0.96 per common share. Common share cash dividends declared and paid during the year totalled $3.84 per share (2022 – $3.56), representing a payout ratio of 48%, consistent with the Bank’s target payout range of
40-50%
of adjusted earnings. For cash dividends payable on the Bank’s preferred shares, refer to Note 20 of the 2023 Consolidated Financial Statements. As at October 31, 2023, 1,791 million common shares were outstanding (2022 – 1,821 million).
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price.
During the year ended October 31, 2023, under the dividend reinvestment plan, the Bank issued 3.7 million common shares from treasury with no discount and 16.8 million common shares with a 2% discount. During the year ended October 31, 2022, under the dividend reinvestment plan, the Bank issued 2.5 million common shares from treasury with no discount and 14.5 million common shares with a 2% discount.
NORMAL COURSE ISSUER BID
On June 21, 2023, the Bank announced that the TSX and OSFI approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares (June NCIB).
On August 28, 2023, the Bank announced that the TSX and OSFI had approved the launch of a new NCIB to repurchase for cancellation up to 90 million of its common shares (August NCIB) upon completion of the repurchase for cancellation of 30 million of its common shares under the June NCIB. The June NCIB terminated on August 30, 2023 and the August NCIB commenced on August 31, 2023.
During the year ended October 31, 2023, the Bank repurchased 52 million common shares under the June NCIB and the August NCIB, at an average price of $82.356 per share for a total amount of $4.3 billion.
RISK-WEIGHTED ASSETS
Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA are included in the following table.

TABLE 39:  RISK-WEIGHTED ASSETS

(millions of Canadian dollars)		As at
	October 31, 2023	October 31, 2022

Credit risk
Retail
Residential secured	$53,611	$37,654
Qualifying revolving retail	39,834	36,151
Other retail	45,298	37,981
Non-retail
Corporate	211,479	195,775
Sovereign	13,656	4,263
Bank	14,080	11,436
Securitization exposures	16,652	17,205
Subordinated debt, equity, and other capital instruments 1	34,655	30,910

Other assets 2	37,867	n/a

Exposures subject to standardized or Internal Ratings-Based (IRB) approaches	467,132	371,375
Adjustment to IRB RWA for scaling factor	n/a	20,847

Other assets not included in standardized or IRB approaches 2	n/a	38,118

Total credit risk	467,132	430,340
Market risk	16,952	22,913

Operational risk	87,077	63,795
Total	$571,161	$517,048

1	Under Basel III, other capital instruments were included as part of Other assets.
2	Under Basel III, Other assets fall under the standardized approach. Under Basel III Reforms, other assets do not fall under either the Standardized or IRB approach.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 48

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT
The following chart provides a breakdown of the Bank’s RWA and economic capital as at October 31, 2023. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the “Economic Capital” section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 49

TABLE 40:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	October 31, 2023		October 31, 2022
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,791.4	$25,434	1,821.7	$24,363

Treasury – common shares	(0.7)	(64)	(1.0)	(91)
Total common shares	1,790.7	$25,370	1,820.7	$24,272
Stock options
Vested	5.1		4.4

Non-vested	9.0		8.4
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20 2	–	–	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	0.8	850

Series 28	0.8	800	0.8	800
	143.6	$5,200	159.6	$5,600
Other equity instruments

Limited Recourse Capital Notes – Series 1 3	1.8	1,750	1.8	1,750

Limited Recourse Capital Notes – Series 2 3	1.5	1,500	1.5	1,500

Limited Recourse Capital Notes – Series 3 3,4	1.7	2,403	1.7	2,403

	148.6	$10,853	164.6	$11,253

Treasury – preferred shares and other equity instruments	(0.1)	(65)	(0.1)	(7)
Total preferred shares and other equity instruments	148.5	$10,788	164.5	$11,246

1	For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s 2023 Consolidated Financial Statements.
2
On October 31, 2023, the Bank redeemed all of its 16 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 20 (“Series 20 Preferred Shares”), at a redemption price of $25.00 per Series 20 Preferred Share, for a total redemption cost of $400 million.

3	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
4
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the US dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 20 of the Bank’s 2023 Consolidated Financial Statements for further details.

NVCC Provision
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.0 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2.7 billion in aggregate.
Future Regulatory Capital Developments
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. Capital revisions pertaining to the calculation of credit risk and operational risk were implemented on February 1, 2023. Revisions pertaining to market risk and credit valuation adjustment risk are effective November 1, 2023.
On November 7, 2022, OSFI announced a new Assurance on Capital, Leverage and Liquidity Returns guideline. This guideline lays out OSFI’s approach to enhancing and aligning assurance expectations over capital, leverage and liquidity returns, including an external audit opinion on the numerator and denominator of key regulatory ratios, senior management attestation on regulatory returns, and an internal audit opinion on the processes and controls followed in preparing these returns. The assurance requirements for D-SIBs’ capital, liquidity and leverage returns for internal audit commenced in fiscal 2023; the internal review and senior management attestation requirements commence in fiscal 2024; and the external audit assurance requirements commence in fiscal 2025.
On June 20, 2023, OSFI raised the DSB by 50 bps to 3.5% of total RWA, effective November 1, 2023. As a result, the regulatory capital target for CET1, Tier 1 Capital, and Total Capital will increase to 11.5%,13%, and 15%, respectively.
On September 12, 2023 OSFI published the final Parental Stand-Alone (Solo) TLAC Framework for
D-SIBs.
The purpose of the Solo TLAC framework is to ensure a
non-viable
D-SIB
has sufficient loss absorbing capacity on a stand-alone, or solo, legal entity basis to support its resolution.
D-SIBs
are required to maintain a minimum Solo TLAC ratio of 21.5%, effective November 1, 2023.
On October 20, 2023, OSFI released revisions to the Capital Adequacy Requirements Guideline. The update includes requirements to address risks associated with negatively amortizing mortgages, where payments are not sufficient to cover the interest portion of the loans, among other clarifications to the Guideline. This change is effective November 1, 2023.
Global Systemically Important Banks Designation and Disclosures
The Financial Stability Board (FSB), in consultation with the BCBS and national authorities, identifies
G-SIBs.
The
G-SIB
assessment methodology is based on the submissions of the largest global banks. Twelve indicators are used in the
G-SIB
assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 50

The Bank is required to publish the twelve indicators used in the
G-SIB
indicator-based assessment framework. Public disclosure of financial year-end
data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.
Public communications on
G-SIB
status are issued annually each November. On November 22, 2019, the Bank was designated as a
G-SIB
by the FSB. The Bank continued to maintain its
G-SIB
status when the FSB published the 2022 list of
G-SIBs
on November 21, 2022. As a result of this designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the incremental 1%
G-SIB
common equity ratio requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.
As a result of the Bank’s
G-SIB
designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. Intermediate Holding Company (IHC), to maintain a minimum amount of TLAC and long-term
debt.

GROUP FINANCIAL CONDITION
Securitization and
Off-Balance
Sheet Arrangements
In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank’s Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance
sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document.
Off-balance
sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.
STRUCTURED ENTITIES
TD carries out certain business activities through arrangements with structured entities (SEs). The Bank uses SEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Notes 2, 9, and 10 of the 2023 Consolidated Financial Statements for further information regarding the Bank’s involvement with SEs.
Securitization of
Bank-Originated
Assets
The Bank securitizes residential mortgages, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes credit card loans by selling them to
Bank-sponsored
SEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2023 Consolidated Financial Statements for further information.
Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE
third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2023, there were $21.0 billion of securitized residential mortgage loans outstanding through significant unconsolidated SEs (October 31, 2022 – $21.8 billion), and $3.5 billion outstanding through non-SE
third parties (October 31, 2022 – $0.9 billion).
Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2023, the Bank had $1.5 billion of securitized credit card receivables outstanding (October 31, 2022 – $1.7 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.
Business and Government Loans
The Bank securitizes business and government loans through Canadian non-SE
third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the loans are all government insured. As at October 31, 2023, the Bank had $401 million of securitized business and government loans outstanding (October 31, 2022 – $591 million), with carrying value of retained interests of $3 million (October 31, 2022 – $5 million).
Securitization of Third-Party Originated Assets
Significant Unconsolidated Special Purpose Entities
Multi-Seller
Conduits
The Bank securitizes third party-originated assets through
Bank-sponsored
SEs, including its Canadian
multi-seller
conduits which are not consolidated. These Canadian
multi-seller
conduits securitize Canadian originated third-party assets. The Bank administers multi-seller
conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller
conduits was $13.3 billion as at October 31, 2023 (October 31, 2022 – $10.8 billion). In addition, as at October 31, 2023, the Bank had committed to provide an additional $1.9 billion in liquidity facilities that can be used to support future asset-backed
commercial paper (ABCP) in the purchase of
deal-specific
assets (October 31, 2022 – $2.1 billion).

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 51

TABLE 41:  EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)	As at
	October 31, 2023		October 31, 2022
	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2
Residential mortgage loans	$8,221	2.4	$6,058	3.3
Automobile loans and leases	4,266	2.3	3,890	2.6
Equipment leases	102	0.3	510	2.8
Trade receivables	64	4.4	306	1.2

Investment loans	609	2.0	81	4.4
Total exposure	$13,262	2.3	$10,845	3.0

1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected
weighted-average
life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average
life of the assets for amortizing pools.

As at October 31, 2023, the Bank held $2.2 billion of ABCP issued by
Bank-sponsored
multi-seller
conduits within the Trading loans, securities, and other category on its 2023 Consolidated Balance Sheet (October 31, 2022 – $1.8 billion).
OFF-BALANCE
SHEET EXPOSURE TO THIRD-PARTY SPONSORED CONDUITS
The Bank has
off-balance
sheet exposure to
third-party
sponsored conduits arising from providing liquidity facilities and funding commitments of $4.7 billion as at October 31, 2023 (October 31, 2022 – $3.1 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to
third-party
sponsored conduits have been included in the financial statements.
COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients, to earn fee income, and to lease premises and equipment. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, commitments to extend credit, and obligations under long-term non-cancellable
leases for premises and equipment. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance
sheet. Note 26 of the 2023 Consolidated Financial Statements provides detailed information about the Bank’s commitments including credit-related
arrangements and
long-term
commitments or leases.
GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance
sheet. Refer to Note 26 of the 2023 Consolidated Financial Statements for further information.

GROUP FINANCIAL CONDITION
Related Party Transactions
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.
In addition, the Bank offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Refer to Note 22 of the 2023 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related
parties.
TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, Schwab, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, and Symcor during the year ended October 31, 2023, other than as described in the following sections and in Note 12 of the 2023 Consolidated Financial Statements.
i) TRANSACTIONS WITH SCHWAB
The Bank has significant influence over Schwab and accounts for its investment in Schwab using the equity method. Pursuant to the Stockholder Agreement in relation to the Bank’s equity investment in Schwab, subject to certain conditions, the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees. As of October 31, 2023, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board.
A description of significant transactions between the Bank and its affiliates with Schwab is set forth below.
Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab signed the 2019 Schwab IDA Agreement, with an initial expiration date of July 1, 2031. Under the 2019 Schwab IDA Agreement, starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and

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adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered into the 2023 Schwab IDA Agreement, which replaced the 2019 Schwab IDA Agreement. Pursuant to the 2023 Schwab IDA Agreement, the Bank continues to make sweep deposit accounts available to clients of Schwab. Schwab designates a portion of the deposits with the Bank as FROA. Remaining deposits over the minimum level of FROA are designated as floating-rate obligations. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to $6.8 billion (US$5 billion) of FROA by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During the year ended October 31, 2023, Schwab exercised its option to buy down $6.1 billion (US$4.5 billion) of FROA and paid $305 million (US$227 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement. The fees are intended to compensate the Bank for losses incurred this year from discontinuing certain hedging relationships, as well as for lost revenues. The net impact is recorded in net interest income.
As at October 31, 2023, deposits under the Schwab IDA Agreement were $133 billion (US$96 billion) (October 31, 2022 – $174 billion (US$128 billion)). The Bank paid fees, net of the termination fees received from Schwab, of $932 million during the year ended October 31, 2023 (October 31, 2022 – $1.7 billion) to Schwab related to sweep deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $147 billion for the year ended October 31, 2023 (October 31, 2022 – $182 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.
As at October 31, 2023, amounts receivable from Schwab were $38 million (October 31, 2022 – $31 million). As at October 31, 2023, amounts payable to Schwab were $24 million (October 31, 2022 – $152 million).
ii) TRANSACTIONS WITH SYMCOR
The Bank has
one-third
ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2023, the Bank paid $81 million (October 31, 2022 – $77 million) for these services. As at October 31, 2023, the amount payable to Symcor was $12 million (October 31, 2022 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2023, and October 31, 2022.

GROUP FINANCIAL CONDITION
Financial Instruments
As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.
The Bank uses financial instruments for both trading and
non-trading
activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives.
Non-trading
financial instruments include the majority of the Bank’s lending portfolio, non-trading
securities, hedging derivatives, and the majority of the Bank’s financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as held-for-trading,
non-trading
FVTPL, designated at FVTPL, FVOCI, and all derivatives are measured at fair value in the Bank’s 2023 Consolidated Financial Statements. DSAC, most loans, and other liabilities are carried at amortized cost using the effective interest rate (EIR) method. For details on how fair values of financial instruments are determined, refer to the “Accounting Judgments, Estimates, and Assumptions” – “Fair Value Measurement” section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing Risk” section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from the Bank’s plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking
statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the plan, objectives, estimates or expectations expressed in the forward-looking
statements. Some of these factors are discussed below and others are noted in the “Caution Regarding
Forward-Looking
Statements” section of this document.
TOP AND EMERGING RISKS
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior management is focused due to the potential magnitude or immediacy of their impacts.
Risks are identified, discussed, and actioned by senior management and reported quarterly to the Risk Committee and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

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General Business and Economic Conditions
The Bank and its customers operate in Canada, the U.S., and, to a lesser extent, in other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions, which could have an adverse impact on the Bank’s results, business, financial condition or liquidity, and could result in changes to the way the Bank operates. These conditions include short-term and long-term interest rates, inflation, the decline in economic activity that could lead to a recession, volatility in financial markets, and related market liquidity, funding costs, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and related changes to business models, business investment and overall business sentiment, government policy including levels of government spending, monetary policy, fiscal policy (including tax policy and rate changes), exchange rates, sovereign debt risks.
Geopolitical Risk
Government policy, international trade and political relations across the globe may impact overall market and economic stability, including in the regions where the Bank operates, or where its customers operate. While the nature and extent of risks may vary, they have the potential to disrupt global economic growth, create volatility in financial markets that may affect the Bank’s trading and non-trading
activities, market liquidity, funding costs, interest rates, foreign exchange, commodity prices, credit spreads, fiscal policy, and directly and indirectly influence general business and economic conditions in ways that may have an adverse impact on the Bank and its customers. Geopolitical risks in 2023 included ongoing global tensions resulting in sanctions and countersanctions and related operational complexities, supply chain disruptions, being subjected to heightened regulatory focus on climate change and transition to a low-carbon
economy, increased likelihood of critical public and private infrastructure and networks to cyber-attacks, the Russia/Ukraine war, and the resulting tensions between Russia and other nation states, social unrest in the Middle East that have escalated due to the Israel/Hamas war, political and economic turmoil, threats of terrorism and ongoing protectionism measures due to a decline in global alignment.
Inflation, Rising Rates, and Recession
Interest rates are expected to remain at elevated levels and potentially increase further as central banks continue their efforts to manage inflation to target levels. Elevated interest rates and other macroeconomic conditions could have adverse impacts on the Bank’s cost of funding, result in increased loan delinquencies or impairments and higher credit losses due to deterioration in the financial condition of the Bank’s customers and may necessitate further increases in the Bank’s provision for credit losses and net charge offs, all of which could negatively impact the Bank’s business, financial condition, liquidity and results of operations. In addition, actual stress levels experienced by the Bank’s borrowers may differ from assumptions incorporated in estimates or models used by the Bank. The elevated rate environment also increases concerns around the probability of a recession in Canada, the U.S. and other regions where the Bank and its customers operate and continues to impact the macroeconomic and business environment. Such developments could have an adverse impact on the Bank’s business, financial condition, liquidity and results of operations.
Regulatory Oversight and Compliance Risk
The Bank and its businesses are subject to extensive regulation and oversight by a number of different governments, regulators and self-regulatory organizations (collectively, “Bank regulators”) around the world. Regulatory and legislative changes and changes in Bank regulators’ expectations occur in all jurisdictions in which the Bank operates.
Bank regulators around the world have demonstrated an increased focus on capital and liquidity risk management; consumer protection; data control, use and security; conduct risk and internal risk and control frameworks across the three lines of defence; and money laundering, terrorist financing and economic sanctions risks and threats. There is heightened scrutiny by Bank regulators globally on the impact of rising interest rates and inflation on customers, as well as on the Bank’s operations and its management and oversight of risks associated with these matters. In addition, these risks continue to rapidly evolve, as a result of new or emerging threats, including geopolitical and those associated with use of new, emerging and interrelated technologies, artificial intelligence, machine learning, models and decision-making tools.
The content and application of laws, rules and regulations affecting financial services firms may sometimes vary according to factors such as the size of the firm, the jurisdiction in which it is organized or operates, and other criteria. There can also be significant differences in the ways that similar regulatory initiatives affecting the financial services industry are implemented in Canada, the United States and other countries and regions in which the Bank does business. For example, when adopting rules that are intended to implement a global regulatory standard, a national regulator may introduce additional or more restrictive requirements. Furthermore, some of the Bank’s regulators have the discretion to impose additional standards or guidance regarding the Bank’s risk, capital and liquidity management, or other matters within their regulatory scope, and in some cases the Bank may be prohibited by law from publicly disclosing such additional standards or guidance.
The Bank monitors and evaluates the potential impact of applicable regulatory developments (including enacted and proposed rules, standards, public enforcement actions, consent orders, and regulatory guidance). However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these developments by their respective effective dates, and also to the consideration of other Bank regulator expectations, it is possible that: (i) the Bank may not be able to accurately predict the impact of regulatory developments, or the interpretation or focus of enforcement actions taken by governments, regulators and courts, (ii) the Bank may not be able to develop or enhance the platforms, technology, or operational procedures and frameworks necessary to comply with, or adapt to, such rules or expectations in advance of their effective dates; or (iii) regulators and other parties could challenge the Bank’s compliance. Also, it may be determined that the Bank has not adequately, completely or timely addressed regulatory developments or other regulatory actions, such as enforcement actions, to which it is subject, in a manner which meets Bank regulator expectations. The Bank has been subject to regulatory enforcement proceedings and has entered into settlement arrangements with Bank regulators, and the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. This could require the Bank to take further actions or incur more costs than expected and may expose the Bank to litigation, enforcement and reputational risk.
Regulatory and legislative changes and changes in expectations will continue to increase the Bank’s compliance and operational risks and costs. In addition, legislative and regulatory initiatives could require the Bank to make significant modifications to its operations in the relevant countries or regions in order to comply with those requirements. This could result in increased costs as well as adversely affect the Bank’s businesses and results of operations. Furthermore, if governments or regulators take formal enforcement action against the Bank, the Bank’s operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results.
The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance,
all of which could also lead to negative impacts on the Bank’s financial performance, operational changes including restrictions on offering certain products or services or on operating in certain jurisdictions, and its reputation.

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Executing on
Long-Term
Strategies,
Shorter-Term
Key Strategic Priorities, Acquisitions and Investments
The Bank has a number of strategies and priorities, including those detailed in each Segment’s “Business Segment Analysis” section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies; integrating recently acquired businesses (e.g., Cowen); projects to meet new regulatory requirements; building new platforms, technology, and omnichannel capabilities; and enhancements to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects; limited timeframes to complete projects; and competing priorities for limited specialized resources.
The Bank regularly explores opportunities to acquire companies or businesses, directly or indirectly, through the acquisition strategies of its subsidiaries. In respect of acquisitions, the Bank undertakes transaction assessments and due diligence before completing a merger or an acquisition, ensures the transaction fits within the Bank’s Risk Appetite, and closely monitors integration activities and performance post acquisition close. However, the Bank’s ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.
While there is significant management attention on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s strategies and priorities, the Bank’s ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the “Economic Summary and Outlook”, “Key Priorities for 2024”, “2023 Accomplishments and Focus for 2024”, “Operating Environment and Outlook”, and “Managing Risk” sections of this document, as well as disciplined resource and expense management and the Bank’s ability to implement (and the costs associated with the implementation of)
enterprise-wide
programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank’s control and are difficult to predict.
The Bank may not achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies, following acquisition and integration activities. In addition, from time to time, the Bank may invest in companies without taking a controlling position in those companies, which may subject the Bank to the operating and financial risks of those companies’, the risk that these companies may make decisions that the Bank does not agree with, and the risk that the Bank may have differing objectives than the companies in which the Bank has interests.
As at October 31, 2023, the Bank’s reported investment in Schwab was approximately 12.4% of the outstanding voting and non-voting
common shares of Schwab, and the Bank is not permitted to own more than 9.9% of the voting common shares of Schwab. The value of the Bank’s investment in Schwab and its contribution to the Bank’s financial results are vulnerable to poor financial performance or other issues at Schwab affecting its business. In addition, the Bank may be affected by actions taken by Schwab, or if Schwab does not perform its obligations, pursuant to the Schwab IDA agreement (as further described in the “Related Party Transactions” section of this document). Further, the Bank relies on Schwab for its financial results that are included in the Bank’s financial statements. Although the Bank has director designation rights to the Schwab board of directors and certain other rights under the Stockholder Agreement with Schwab so long as it holds at least a 5% equity interest in Schwab (and currently has designated two directors to serve on the Schwab board), these rights may not mitigate the Bank’s exposure to poor financial performance or other issues at Schwab that may affect the Bank’s financial results.
If any of the Bank’s strategies, priorities, acquisition and integration activities or investments are not successfully executed, or do not achieve their financial or strategic objectives, there may be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.
Technology and Cyber Security Risk
Technology and cyber security risks for large financial institutions like the Bank have increased in recent years, especially due to heightened geopolitical tensions that increase the risk of cyber-attacks.
The rising likelihood of attacks on critical infrastructure and supply chains is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by threat actors, such as organized criminals, nation states, sociopolitical entities and other internal and external parties. The heightened risks are also a result of the Bank’s size and scale of operations, geographic footprint, the complexity of its technology infrastructure, its increasing reliance on internet capabilities, cloud and telecommunications technologies to conduct financial transactions, such as its continued development of mobile and internet banking platforms as well as opportunistic threats by actors that have accelerated exploitations of new weaknesses, misconfigurations, or vulnerabilities.
The Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank, continue to be subject to cyber-attacks,
and may be subject to disruption of services, data security or other breaches (such as loss or exposure of confidential information, including customer or employee information), identity theft and corporate espionage, or other compromises. The Bank has experienced service disruptions as a result of technology failure at a third party and may be subject to such disruptions in the future due to cyber-attacks
and/or technology failure. The Bank’s use of
third-party
service providers, which are subject to these potential compromises, increases the risk of potential attack, breach or disruption as the Bank has less immediate oversight and direct control over the third parties’ technology infrastructure or information security.
Although the Bank has not experienced any material financial losses or non-financial
harm relating to technology failure,
cyber-attacks,
data security or other breaches, the Bank may experience material loss or damage in the future as a result of targeted and automated online attacks on banking systems and applications, supply chain attacks, ransomware attacks, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data, and phishing attacks, among others. Any of these attacks could result in fraud, disclosure/theft of data or funds, or the disruption of the Bank’s operations.
Cyber-attacks
may include attempts by employees, agents or
third-party
service providers of the Bank to disrupt operations, access or disclose sensitive information or other data of the Bank, its customers or its employees. In addition, attempts to illicitly or misleadingly induce employees, customers, service providers, or other users of the Bank’s systems occur, and will likely continue to occur, in an effort to obtain sensitive information, gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds, or to disrupt the Bank’s operations. In addition, the Bank’s customers often use their own devices, such as computers, smartphones, and tablets, which limits the Bank’s ability to mitigate certain risks introduced through these personal devices.
The Bank regularly reviews external events and assesses and enhances its controls and response capabilities as it considers necessary to mitigate against the risk of cyber-attacks
or data security or other breaches, but these activities may not mitigate all risks, and the Bank may experience loss or damage arising from such attacks. Cyber and technology-related risks have become increasingly difficult to mitigate in totality mainly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As a result, the industry and the Bank are susceptible to experiencing potential financial and non-financial
loss and/or harm from these attacks. The adoption of certain technologies, such as cloud computing, artificial intelligence, machine learning, robotics, and process automation call for continued focus and investment to manage the Bank’s risks effectively. It is possible that the Bank, or those with whom the Bank does business, have not anticipated or implemented, or may not anticipate or implement effective measures against all such cyber and technology-related risks, particularly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated.

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Furthermore, cyber insurance providers are modifying their terms as a result of increased global cyber activity causing pricing uncertainty and coverage term changes across the industry. This has the potential to impact the Bank’s cyber insurance purchased to mitigate risk and may limit the amount of coverage available for financial losses. As such, with any cyber-attack,
disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure and systems, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration costs; increased costs to maintain and update the Bank’s operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and resources to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank’s owned and operated applications, platforms, networks, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility or infrastructure disruptions, pandemics or other public health emergencies, malicious insiders or service providers, cyber-attacks
or other criminal or terrorist acts, or
non-compliance
with regulations, which may impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to financial loss.
Model Risk
Model uncertainty remains due to emerging risks (including high inflation, rising interest rates and prolonged high interest rate environment), with model reliability impacted across some business areas. Although short- and long-term
mitigants were identified and executed to help improve resilience of models trained on historical data, that may become less relevant under the current environment (e.g., in the case of IFRS 9 and stress testing models). Management’s efforts to assess and update models may not adequately or successfully improve the resilience of such models.
Fraud Activity
Fraud risk is the risk associated with acts designed to deceive others, resulting in financial loss and harm to shareholder value, brand, reputation, employee satisfaction and customers. Fraud Risk arises from numerous sources, including potential or existing customers, agents, third parties, contractors, employees and other internal or external parties, including service providers to the Bank’s customers that store bank account credentials and harvest data based on customers’ web banking information and activities. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties, including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. Misrepresentation of this information potentially exposes the Bank to increased fraud events when transacting with customers or counterparties. In order to authenticate customers, whether through the Bank’s phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud.
The Bank has continued to see an increase in the volume of fraud attacks through 2023. Fraud attacks have transitioned back to traditional transaction level fraud, and away from attacking
COVID-19
government related programs. Attempts to illicitly or misleadingly induce employees, customers, third-party
service providers or other uses of the Bank’s systems will continue, in an effort to obtain sensitive information and gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds.
Losses attributed to fraud during the 2023 fiscal year increased as a result of several large dollar loss events, perpetrated against the Bank’s deposit channels. Additionally TD, and the industry as a whole, has experienced an increase in attack levels. Despite the Bank’s investments in fraud prevention and detection programs, capabilities, measures and defences, they have not, and in the future may not successfully mitigate against all fraudulent activity which could result in financial loss or disruptions in the Bank’s businesses. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result from fraudulent activity, the Bank could face legal action and customer and market confidence in the Bank could be impacted.
Insider Risk
Insider risk is an increasing risk across all industries that can have significant impact to organizations, including the Bank. The Bank closely monitors the internal threat environment across all typologies (e.g. cyber, third parties, fraud, workplace violence/harassment, etc.) and continues to invest in TD’s insider risk management program. Notwithstanding, the Bank continues to be exposed to adverse regulatory, financial, operational and reputational impacts as a result of insider events.
Third-Party Risk
The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, the Bank may become dependent on third parties with respect to continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chains become more complex, the need for resilient, robust, holistic, and sophisticated controls, and ongoing oversight increases.
The Bank also recognizes that the applications, platforms, networks, processes, products, and services from third parties could be subject to failures or disruptions impacting the delivery of services or products to the Bank. These failures or disruptions could be because of human error, natural disasters, utility or infrastructure disruptions, changes in the financial condition of such third parties, other general business and economic conditions which may impact such third parties, pandemics or other public health emergencies, malicious insiders or service providers, cyber-attacks
or other criminal or terrorist acts, or
non-compliance
with regulations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, lead to disruptions in the Bank’s businesses, expose the Bank to financial losses that the Bank is unable to recover from such third parties, and expose the Bank to legal and regulatory risks, including those outlined under the headings ‘Regulatory Oversight and Compliance Risk’ and ‘Legal Proceedings’, and/or damage the Bank’s reputation, which in turn could result in an adverse impact to the Bank’s operations, earnings or financial condition.
Introduction of New and Changes to Current Laws and Regulations
The financial services industry is highly regulated. The Bank’s operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, amendments to, or changes in interpretation or application of current laws, rules and regulations, issuance of judicial decisions, and changes in enforcement pace or activities. These adverse effects could also result from the fiscal, economic, and monetary policies of various central banks, regulatory agencies, self-regulatory organizations and governments in Canada, the United States, the United Kingdom, Ireland and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and devoting additional resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and

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delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete on the basis of pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance.
In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions, financial and non-financial
penalties, and changes including restrictions on offering certain products or services or on operating in certain jurisdictions, that could adversely impact its earnings, operations and reputation. See also the risks described under the heading “
Regulatory Oversight and Compliance Risk
”.
Anti-money
laundering,
anti-terrorist
financing and economic sanctions requirements continue to be a high priority globally, with an increasing pace of regulatory change and evolving industry standards in all of the jurisdictions in which the Bank operates.
The global data and privacy landscape is dynamic and regulatory expectations continue to evolve. New and amended legislation is anticipated in various jurisdictions in which the Bank does business.
Canadian, U.S. and global regulators have been increasingly focused on conduct, operational resilience and consumer protection matters and risks, which could lead to investigations, remediation requirements, and higher compliance costs. While the Bank takes numerous steps to continue to strengthen its conduct programs and its operational resilience, and prevent and detect outcomes which could potentially harm customers, colleagues or the integrity of the markets, such outcomes may not always be prevented or detected.
Regulators have increased their focus on ESG matters, including the impact of climate change, greenwashing, sustainable finance, financial and economic inclusion and
ESG-related
policies and disclosure regarding such matters, with significant new legislation and amended legislation anticipated in some of the jurisdictions in which the Bank does business.
In addition, there may be changes in interpretation or application of current laws and regulations to incorporate ESG matters in ways that were not previously anticipated.
Despite the Bank’s monitoring and evaluation of the potential impact of rules, proposals, public enforcement actions, consent orders and regulatory guidance, unanticipated new regulations or regulatory interpretations applicable to the Bank may be introduced by governments and regulators around the world and the issuance of judicial decisions may result in unanticipated consequences to the Bank.
Canada
The Canadian Securities Administrators have passed regulations with operational impacts related to shortening the Canadian trade settlement cycle from T+2 to T+1 to align with U.S. trade settlement and enhanced client reporting of fund expenses, amongst others. The Bank is taking steps to implement those regulations and is monitoring other regulatory initiatives, all of which, when implemented, could result in increased compliance costs that may impact the Bank’s businesses, operations and results.
In Canada, there are a number of government and regulatory initiatives underway that could impact financial institutions, including OSFI’s expanded mandate, new Supervisory Framework, and initiatives with respect to payments evolution and modernization, open banking, consumer protection, protection of customer data, technology and cyber security, climate risk management and disclosure, dealing with vulnerable persons, and anti-money laundering. For example, OSFI released a guideline related to technology and cyber risk management, which will come into effect in 2024, and will require the Bank to assess its governance and risk management framework, technology operations and resilience, and cyber-security strategies and frameworks, and make any necessary changes to mitigate technology and cyber risks in compliance with the guideline, all of which could result in increased compliance costs and impact the Bank’s organizational plans, policies, processes and standards.
United States
In July 2023, the U.S. banking regulators proposed regulations modifying U.S. capital rules to effectuate the Basel III standards (as well as other changes), with phased implementation targeted to begin in July 2025. The proposed rule is expected to increase capital requirements on large banks with more than US$100 billion in total assets. The Federal Reserve estimates relative capital requirements would increase approximately 14% for the intermediate holding companies of foreign banking organizations. These changes would impact the Bank’s intermediate holding company and subsidiaries but would not have a direct impact on the Bank’s CET1 ratios, which are based on OFSI rules. The proposed rule would eliminate the Accumulated Other Comprehensive Income opt-out
following a three-year transition period, which would require reflecting unrealized losses and gains from
Available-for-sale
securities in regulatory capital.
In addition, the Federal Reserve has, as part of a separate proposed rule on a
G-SIB
surcharge, proposed changes to the definition of the “cross-jurisdictional activity” risk-based indicator. The proposed change would include cross-jurisdictional derivatives exposures (which are currently excluded) in the calculation of cross-jurisdictional activity. The Federal Reserve estimates that this change in approach would substantially increase the reported value of cross-jurisdictional
activity in the combined U.S. operations (CUSO) and intermediate holding companies of foreign banking organizations. Exceeding US$75 billion in cross-jurisdictional activity would result in treatment as a “Category II” institution under the Federal Reserve’s regulatory framework. The Federal Reserve expects seven large foreign banking organizations would move into Category II based on this change in approach, and it is likely that the Bank would be impacted.
These proposed rules are at an early stage of the rule-making process. There may be changes made to the proposal before the rules are finalized and it is unclear what the substance of the final rules, the timing on finalization of the rules, and the time frame for compliance, will be. It is likely that the Bank will incur operational, capital, liquidity and compliance costs resulting from the changes in these rules.
The current U.S. regulatory environment for banking organizations may be further impacted by additional legislative or regulatory developments, including resulting from changes in U.S. executive administration, congressional leadership and/or agency leadership, and regulators focusing on potential racial discrimination and economic inequity, including fair lending and unfair, deceptive, or abuse acts or practices. The U.S. banking regulators will likely pursue further changes to the regulation and supervision of banks in response to bank failures in Spring 2023 and have identified changes to liquidity, interest rate risk and incentive compensation as areas of focus. The ultimate outcome of these developments and their impact on the Bank remain uncertain.
Europe
In Europe, there remain a number of uncertainties in connection with the future of the United Kingdom – European Union relationship, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to customers in the region.

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Level of Competition, Shifts in Consumer Attitudes, and Disruptive Technology
The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank’s reputation as well as the pricing, market differentiation, and overall customer experience of the Bank’s products and services.
Enhanced competition from incumbents and new entrants may impact the Bank’s pricing of products and services and may cause it to lose revenue and/or market share. Increased competition requires the Bank to make additional short and long-term investments to remain competitive and continue delivering differentiated value to its customers. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or the U.S., or non-traditional
providers (such as Fintech or big technology competitors) of financial products and services.
Non-depository
or
non-financial
institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based
services), without facing the same regulatory requirements or oversight. These competitors may also operate at much lower costs relative to revenue or balances than traditional banks or offer financial services at a loss to drive user growth or to support their other profitable businesses. These third parties can seek to acquire customer relationships, react quickly to changes in consumer behaviours, and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings.
The Bank is advancing its artificial intelligence (AI) practice and capabilities to augment the Bank’s business decisions and risk management, improve customer experiences and drive operational efficiencies. This includes studying generative AI, which has garnered significant public attention and is already demonstrating the potential to further enhance customer experience and outcomes for the Bank; however, all forms of AI may not appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures.
While TD pursues a comprehensive enterprise innovation approach including colleague ideation, an incubator in TD Lab, acceleration activities in agile pods, a patent portfolio, a human centered design practice and certain relationships with Big Tech and Fin Tech, the Bank still may not be able to remain competitive and deliver differentiated value to its customers. In turn, this could adversely impact the Bank’s earnings.
Environmental and Social Risk (including Climate Risk)
As a financial institution, the Bank is subject to environmental and social (E&S) risk.
Environmental risk is the risk of financial loss, harm, or reputational damage resulting from environmental factors, including climate change and nature loss (e.g., loss of biodiversity and deforestation).
Climate risk is the risk of reputational damage and/or financial loss arising from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its clients, or the communities the Bank operates in. This includes physical risks arising from the consequences of a changing climate, including acute physical risks stemming from extreme weather events happening with increasing severity and frequency (e.g., wildfires, heat waves, and floods) and chronic physical risks stemming from longer-term, progressive shifts in climatic and environmental conditions (e.g., rising sea levels and global warming). Transition risks arise from the process of shifting to a low-carbon
economy, influenced by new and emerging climate-related public policies and regulations, changing societal demands and preferences, technologies, stakeholder expectations, and legal developments.
Social risk is the risk of financial loss, harm, or reputational damage resulting from social factors, including human rights (e.g., discrimination, Indigenous Peoples’ rights, modern slavery, and human trafficking), the social impacts of climate change (e.g., poverty, health, and economic and physical displacement) and the health and wellbeing of employees (e.g., inclusion and diversity, pay equity, mental health, physical wellbeing, and workplace safety). Organizations, including the Bank, are under increasing scrutiny to address social and financial inequalities among racialized and other marginalized groups and are subject to rules and regulations both locally and internationally.
E&S risk is a transverse risk and implicates all of the Bank’s Major Risk Categories. Drivers of E&S risk are often multi-faceted and can originate from the Bank’s internal environment, including its operations, business activities, E&S-related targets, commitments and disclosure, products, clients, colleagues, or suppliers. Drivers of E&S risk can also originate from the Bank’s external environment, including the communities in which the Bank operates, as well as second-order impacts of physical risks and the transition to a low-carbon
economy.
E&S risks may have financial, reputational, and/or other implications for both the Bank and its stakeholders (including its customers, suppliers, and shareholders) over a range of timeframes. These risks may arise from the Bank’s actual or perceived actions, or inaction, in relation to climate change and other E&S issues, its progress against its E&S targets or commitments, or its disclosures on these matters. These risks could also result from E&S matters impacting the Bank’s stakeholders. The Bank’s participation in external
E&S-related
organizations or commitments may exacerbate these risks and subject the Bank to increased scrutiny from its stakeholders. In addition, the Bank may be subject to legal and regulatory risks relating to E&S matters, including regulatory orders, fines, and enforcement actions; financial supervisory capital adequacy requirements; and legal action by shareholders or other stakeholders, including the risks described in the ‘Other Risk Factors – Legal Proceedings’ section. Additionally, different stakeholder groups may have divergent views on
E&S-related
matters. This divergence increases the risk that any action, or inaction, will be perceived negatively by at least some stakeholders. In the US, there has been increased legislative activity by state governments that restricts the flow of capital and investment by financial institutions in state governmental entities, including anti-ESG
initiatives that are designed to push back against corporate ESG policies. The Bank is monitoring these trends and assessing their potential impact in the context of TD’s
ESG-related
practices and policies.
Failure to successfully manage
E&S-related
expectations across various divergent perspectives may negatively impact the Bank’s reputation and financial results. “Greenwashing” and “social washing”, where claims of E&S benefits are made in relation to products or services or corporate performance that are false, or which give a misleading impression, have accelerated in focus inside and outside the Bank, and public commitments, new products and disclosures can potentially expose financial institutions to the risk. Prosecution of greenwashing claims has occurred in jurisdictions in which the Bank operates, including Canada, the United States and Europe. The Bank continues to closely monitor trends in
E&S-related
litigation.

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OTHER RISK FACTORS
Legal Proceedings
Given the highly regulated and consumer-facing nature of the financial services industry, the Bank is exposed to significant regulatory, quasi-regulatory and self-regulatory investigations and enforcement proceedings related to its business and operations. In addition, the Bank and its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties related to its businesses and operations. A single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal, provincial, state or local agencies and officials in Canada, the United States or other jurisdictions. Furthermore, if another financial institution violates a law or regulation relating to a particular business activity or practice, this will often give rise to an investigation by regulators and other governmental agencies of the same or similar activity or practice by the Bank.
Actions currently pending against the Bank, or in which the Bank is otherwise involved, may result in judgments, settlements, fines, penalties, disgorgements, injunctions, increased exposure to litigation, business improvement orders, limitations or prohibitions from engaging in business activities, changes to the operation or management of business activities, or other results adverse to the Bank, which could materially affect the Bank’s business, financial condition and operations, and/or cause serious reputational harm to the Bank, which could also affect the Bank’s future business prospects. Moreover, some claims asserted against the Bank may be highly complex and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate, in some instances, until late in the proceedings, which may last several years. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may be material and may be substantially different from the amounts accrued. Furthermore, the Bank may not establish reserves for matters where the outcome is uncertain. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and they may pursue regulatory settlements, criminal proceedings or other enforcement actions against the Bank in the future. For additional information relating to the Bank’s material legal proceedings, refer to Note 26 of the 2023 Consolidated Financial Statements.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues across geographies, industries, and emerging capabilities in a number of sectors including financial services. This competition is expected to continue as a result of shifts in employee preferences, tight labour market conditions, inflationary pressures and economic conditions, and remote roles providing opportunities across geographic boundaries. This could result in increased attrition particularly in areas where core professional and specialized skills are required. Annually, the Bank undertakes a talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs, which supports the succession planning process. The outcomes from the process inform plans at both the enterprise and business levels to retain, develop, or acquire talent and the plans are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so, and these actions may not be sufficient to mitigate against attrition.
Foreign Exchange Rates, Interest Rates, Credit Spreads, and Equity Prices
Foreign exchange rate, interest rate, credit spread, and equity price movements in Canada, the United States, and other jurisdictions in which the Bank does business impact the Bank’s financial position and its future earnings. Changes in the value of the Canadian dollar relative to the global foreign exchange rates may also affect the earnings of the Bank’s small business, commercial, and corporate customers. A change in the level of interest rates affects the interest spread between the Bank’s deposits and other liabilities, and loans, and as a result, impacts the Bank’s net interest income. In particular, rising interest rates would increase the Bank’s interest income but could also have adverse impacts on the Bank’s cost of funding for loans and may also result in the risks outlined under the heading ‘Inflation, Rising Rates and Recession’. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank’s earnings and could also result in significant losses if, to generate liquidity, the Bank has to sell assets that have suffered a decline in value. A change in equity prices impacts the Bank’s financial position and its future earnings, due to unhedged positions the Bank holds in tradeable equity securities. The trading and non-trading
market risk frameworks and policies manage the Bank’s risk appetite for known market risk, but such activities may not be sufficient to mitigate against such market risk, and the Bank remains exposed to unforeseen market risk.
Interconnectivity of Financial Institutions
The financial services industry is highly interconnected in that a significant volume of transactions occur among the members of that industry. The interconnectivity of multiple financial institutions with particular central agents, exchanges and clearinghouses, and the increased centrality of these entities, increase the risk that a financial or operational failure at one institution or entity may cause an industry-wide failure that could materially impact our ability to conduct business. Any such failure, termination or constraint could adversely affect our ability to effect transactions, service our clients, manage our exposure to risk or result in financial loss or liability to our clients.
Additionally, the Bank routinely executes brokered deposit, securities, trading, derivative and foreign exchange transactions with counterparties in the financial services industry, including banks, investment banks, governments, central banks, insurance companies and other financial institutions. A rapid deterioration of such a counterparty, or of a significant market participant that is not a counterparty of the Bank, could lead to concerns about the creditworthiness of other borrowers or counterparties in related or dependent industries, and can lead to substantial or cascading disruption within the financial markets, and such conditions could cause the Bank to incur significant losses or other adverse impacts to the Bank’s financial condition, including its liquidity. For example, the closures of Silicon Valley Bank and Signature Bank in March 2023 in the U.S. and their placement into receivership led to liquidity risk and concerns at many other financial institutions. In addition, there is no assurance that bank regulators or governmental authorities will provide support in the event of the failure or financial distress of other banks or financial institutions, or that they would do so in a timely fashion.
Interbank Offered Rate (IBOR) Transition
Various interest rates and other indices that are deemed to be “benchmarks” (including IBOR benchmarks such as the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARRs) have either concluded or have been continuing in various jurisdictions. Most notably, from June 30, 2023, all USD LIBOR tenors have either ceased or are published only on a synthetic basis for use in legacy contracts that have no other fallback solution, while the CDOR transition is still in progress. The ongoing transition to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. In Canada specifically, the expected discontinuation of the BA lending model, which is responsible for creating the BA investment securities that are sold to money market investors, might also have impacts to Bank’s investment portfolios holdings and impact related earnings.

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The Bank has significant contractual rights, obligations and exposures referenced to various benchmarks and the discontinuance of, or changes to, such benchmark rates could adversely affect the Bank’s business and results of operations. The Bank has established an enterprise-wide, cross functional initiative with senior executive oversight, to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions, but such actions may not be sufficient to mitigate against the impact of all such risks.
In addition to operational challenges, market risks also arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. This could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.
Accounting Policies and Methods Used by the Bank
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, and significant accounting judgments, estimates, and assumptions are described in Note 3 of the 2023 Consolidated Financial Statements.
Impact of Pandemics
Pandemics, epidemics or outbreaks of an infectious disease in Canada, the U.S., or worldwide have had, and could continue to have, an adverse impact on the Bank’s results, business, financial condition, liquidity and results of operations, and could result in changes to the way the Bank operates.
Pandemics, epidemics or outbreaks of an infectious disease may create, operational and compliance risks, including the need to implement and execute new programs and procedures for the Bank’s products and services; provide enhanced safety measures for its employees and customers; address the risk and increased incidence of attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of the Bank’s systems, networks, and data as a larger number of employees may be required to work in a hybrid environment. The Bank remains exposed to human capital risks, risks arising from mental wellness concerns for employees due to issues related to health and safety matters, and increased levels of workforce absenteeism with the possible emergence of new pandemics, epidemics or outbreaks. Suppliers and other third parties upon which the Bank relies have, and may continue to be exposed to similar and other risks which in turn impact the Bank’s operations. Increased levels of workforce absenteeism and disruption for the Bank and its suppliers and other third parties upon which the Bank relies, may increase operational and compliance risks for the Bank. Increased absenteeism and disruption may also increase the Bank’s exposure to the other risks described in the “Risk Factors and Management” section of this document.
Consumer behaviour may change in the event of new pandemics, epidemics or outbreaks of an infectious disease. Changes in consumer behaviour may impact the macroeconomic and business environment, societal and business norms, and fiscal, tax and regulatory policy. Such developments could have an adverse impact on the Bank’s business operations, the quality and continuity of services provided to customers, and the results of the Bank’s operations and financial condition, including making the Bank’s longer-term business, balance sheet and budget planning more difficult or costly.
The Bank may be criticized or face increased risk of litigation and governmental and regulatory scrutiny, customer disputes, negative publicity, or exposure to litigation (including class actions, or regulatory and government actions and proceedings) as a result of the effects of pandemics, epidemics or outbreaks on market and economic conditions, including as a result of the Bank’s participation (directly or on behalf of customers) in governmental assistance programs, the Bank’s deferral and other types of customer assistance programs, and the impact or effectiveness of the Bank’s health and safety measures on its customers and employees.
Pandemics, epidemics or outbreaks of an infectious disease may result in further increases in certain types of the risks outlined in the Risk Factors and Management section of this document, including the Bank’s top and emerging, strategic, credit, market, operational, model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, and reputational risks.

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RISK FACTORS AND MANAGEMENT
Managing Risk
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expenses and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its strategic objectives.
The Bank’s Enterprise Risk Framework (ERF) reinforces the Bank’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) how the Bank defines the types of risk it is exposed to; (2) how the Bank determines the risks arising from the Bank’s strategy and operations; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, monitor, and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank’s risk appetite.
RISKS INVOLVED IN TD’S BUSINESSES
The Bank’s Risk Inventory sets out the Bank’s major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification assessment, control, measurement, monitoring, reporting, and disclosure of TD’s risks. The Risk Inventory is the starting point in developing risk management strategies and processes. The Bank’s major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

RISK APPETITE
The Bank’s RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and to enhance shareholder value. In setting the risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary/stress conditions. The core risk principles for the Bank’s RAS are as follows:
The Bank takes risks required to build its business, but only if those risks:
1. Fit the business strategy, and can be understood and managed.
2. Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3. Do not risk harming the TD brand.
The Bank’s Risk Appetite Governance Framework (RAGF) describes the assumptions, responsibilities, and processes established to define, maintain, and govern TD’s risk appetite including RAS and all RAS measures. The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAGF and a broad collection of principles, policies, processes, and tools.
The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative measures, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be monitored at the enterprise level and cascaded to the segments.
Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank’s RAS measures. The Risk Management function also monitors and evaluates the effectiveness of these practices and processes, as well as the RAS measures. Compliance with RAS principles and measures is reported regularly to senior management, the Board, and the Risk Committee of the Board (Risk Committee); other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against the Bank’s RAS measures.
RISK CULTURE
Risk culture is the attitudes and behaviours around taking and managing risk in the Bank and is guided by our Shared Commitments and the TD Culture Framework. Risk culture is one of the attributes that is integral to the Bank’s overall organizational culture. The Risk Committee engages with the Chief Risk Officer (CRO) who leads a diverse team of risk professionals to drive a proactive risk culture. The central oversight for organisational culture at TD is led by Human Resources (HR) in partnership with Risk Management.
The Bank’s risk culture starts with the “tone at the top” set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by the Bank’s vision, purpose, shared commitments, the Bank’s Code of Conduct and Ethics and risk appetite. These governing objectives describe and drive the behaviours, decision making, and business practices that the Bank seeks to foster among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank’s risk culture embraces accountability and continuous learning (especially from past experiences), and encourages open communication and transparency on all aspects of risk taking. The Bank’s employees are expected to challenge and escalate when they believe the Bank is operating outside of its desired risk culture or risk appetite.

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Ethical behaviour, integrity and conduct are pillars of TD’s culture and are key components of the Bank’s risk culture. The Bank’s Code of Conduct and Ethics guides employees and directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair.
The Bank’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite. An annual consolidated assessment of management’s performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the HR Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.
In addition, Oversight Functions operate independently from segments, supported by an organizational structure that provides objective oversight and independent challenge. Oversight Function heads, including the CRO, have unfettered access to respective Board committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the Bank’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.
WHO MANAGES RISK
The Bank’s risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk across the Bank Under the Bank’s approach to risk governance, a “three lines of defence” model is employed, in which the first line of defence is the risk owner, the second line provides risk oversight, and the third line is internal audit.
The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank’s overall risk and control oversight is provided by the Board and its committees. The CEO and SET determine the Bank’s long-term direction which is then carried out by segments within the Bank’s risk appetite. Risk Management, headed by the CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.
The Bank has a subsidiary governance framework to support its overall risk governance structure, including Boards of Directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the U.S. Board Risk Committee.
The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.
RISK GOVERNANCE STRUCTURE

The Board of Directors
The Board oversees the Bank’s strategic direction, the implementation of an effective risk culture and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees: Audit, Risk, HR, and Corporate Governance. The Board reviews and approves the Bank’s RAS and related RAS measures annually, and reviews the Bank’s risk profile and performance relative to its risk appetite measures and principles.

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The Audit Committee
The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of Internal Audit, Finance, Regulatory Compliance, and Anti-Money Laundering/Terrorist Financing/Economic Sanctions/Anti-Bribery and Anti-Corruption.
The Risk Committee
The Risk Committee is responsible for reviewing and recommending TD’s RAS for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance relative to its risk appetite. In support of this oversight, the Committee reviews and approves significant enterprise-wide risk management frameworks and policies that are designed to help manage the Bank’s major risk exposures, and monitors the management of risks, issues and trends.
The Human Resources Committee
The HR Committee, in addition to its other responsibilities, oversees the management of the Bank’s culture. It also satisfies itself that HR risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank’s business objectives.
The Corporate Governance Committee
The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance principles, including the Bank’s Code of Conduct and Ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk. In addition, the committee has oversight of the Bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for E&S matters, and oversees the establishment and maintenance of policies in respect of the Bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework.
Chief Executive Officer and Senior Executive Team
The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic direction and also develop and recommend for Board approval TD’s RAS. The SET members set the “tone at the top” and manage risk in accordance with the Bank’s RAS while considering the impact of current and emerging risks on the Bank’s strategy and risk profile. This accountability includes identifying, understanding and communicating significant risks to the Risk Committee.
Executive Committees
The CEO, in consultation with the CRO establishes the Bank’s executive committee structure. These committees are chaired by SET members and meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.
The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following executive committees have been established to manage specific major risks based on the nature of the risk and related business activity:
•
ALCO – chaired by the Chief Finance Officer (CFO), the ALCO oversees directly and through its standing subcommittees (the Enterprise Capital Committee and Global Liquidity and Funding (GLF) Committee), the management of the Bank’s consolidated non-trading
market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the CRO, the OROC oversees the identification, monitoring, and control of key risks within the Bank’s operational risk profile.
•	DC – chaired by the CFO, the DC oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure.
•
ERRC – chaired by the CRO, the ERRC oversees the management of reputational risk within the Bank’s risk appetite, provides a forum for discussion, review, and escalation for non-traditional
risks, and acts as a decisioning body in cases where urgent risk assessment and decisions are required for select high-risk cross-segment/enterprise changes and where decision rights run across more than one group.

Risk Management
The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control, including the setting of risk strategy and policy to manage risk in alignment with the Bank’s risk appetite and business strategy. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the segments and other oversight functions to establish policies, standards, and limits that align with the Bank’s risk appetite and monitors and reports on current and emerging risks and compliance with the Bank’s risk appetite. The CRO leads and directs a diverse team of risk management professionals organized to oversee risks arising from each of the Bank’s major risk categories. There is an established process in place for the identification and assessment of top and emerging risks, including tail risk i.e., low probability events that can result in extremely large quantifiable losses. In addition, the Bank has clear procedures governing when and how risk events and issues are communicated to senior management and the Risk Committee.
Business and Corporate Segments
Each business and corporate segment has a dedicated risk management function that reports directly to a senior risk executive who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the segment. Business and corporate management is responsible for setting the segment-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank’s RAS and manage risk within approved risk limits.
The corporate segment includes service and control groups (e.g., Platforms and Technology; Transformation, Enablement and Customer Experience; HR and Finance) that, like business segments, are responsible for assessing risk, designing and implementing controls and monitoring and reporting their ongoing effectiveness to safeguard TD from exceeding its risk appetite.
Internal Audit
The Bank’s Internal Audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank’s risk management, internal control, and governance processes.
Global Compliance Department (Compliance)
Compliance is an independent regulatory compliance risk and associated conduct risk management and oversight function for business conduct and market conduct laws, rules and regulations. Compliance is also responsible for the design and oversight of the Bank’s Regulatory Compliance Management (RCM) program in accordance with the Enterprise RCM Framework and related standards and supports the provision of the Chief Compliance Officer’s opinion to the

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Audit Committee as to whether the RCM controls are sufficiently robust in achieving compliance with applicable laws, rules and regulatory requirements enterprise-wide.
Global Anti-Money Laundering (GAML)
GAML is responsible for the oversight of TD’s regulatory compliance with Anti-Money Laundering (AML), Anti-Terrorist Financing, Economic Sanctions, and Anti-Bribery/Anti-Corruption regulatory compliance and broader prudential risk management across the Bank in alignment with enterprise AML policies so that the money laundering, terrorist financing, economic sanctions, and bribery and corruption risks are appropriately identified and mitigated.
Three Lines of Defence
In order to further the understanding of responsibilities for risk management, the Bank employs the following “three lines of defence” model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL
• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day
activities, operations, products, and services.
• Promote ongoing initiatives to raise the profile of risk considerations and understand key risks impacting the business.
• Implement governance and control processes to promote risk awareness, clear risk ownership within the business, and personal accountability.
• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.
• Establish controls to help ensure that activities are compliant with applicable laws and regulations.
• Monitor and report on risk profile so that activities are within TD’s risk appetite and policies.
• Implement risk-based approval processes for all new products, activities, processes, and systems.
• Escalate risk issues and develop and implement action plans in a timely manner.
• Deliver training, tools, and advice to support its accountabilities.
• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE
• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.
• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where significant, including:
– Challenge the quality and sufficiency of the first line’s risk activities;
– Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;
– Monitor the adequacy and effectiveness of internal control activities;
– Review and discuss assumptions, material risk decisions and outcomes; and
– Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends.
• Identify and assess, and communicate relevant regulatory changes.
• Develop and implement risk measurement tools so that activities are within TD’s RAS.
• Monitor and report on compliance with the Bank’s RAS and policies.
• Escalate risk issues in a timely manner.
• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or senior management, independently of the business lines or operational management.
• Provide training, tools, and advice to support the first line in carrying out its accountabilities.
• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD’s ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk.
In support of a strong risk culture, the Bank applies the following principles in governing how it manages risk:
•
Enterprise-Wide in Scope
– Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries, both geographic and regulatory.

•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk Management disciplines will be integrated into the Bank’s daily routines, decision-making, and strategy formulation.
•
Strategic Balance
– Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value to foster a sound strategic balance between risk mitigation and risk enablement within TD’s risk appetite.

•	Leadership Accountability – Leaders are accountable to demonstrate, influence and drive the right risk behaviours and risk mindset with colleagues and stakeholders.
APPROACH TO RISK MANAGEMENT PROCESSES
The Bank’s comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.
Risk Identification and Assessment
Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, tail risks, and emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risks. To that end, the Bank’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

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Risk Measurement
The ability to quantify risks is a key component of the Bank’s risk management process. The Bank’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.
In quantifying risk, the Bank uses various risk measurement methodologies, including
Value-at-Risk
(VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires segments and oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.
Risk Control
The Bank’s risk control processes are established and communicated through the Risk Committee and management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.
The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s ICAAP and related economic capital practices. The Bank’s performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.
Risk Monitoring and Reporting
The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank’s risk profile. The Bank is developing methodologies and approaches for climate scenario analysis through participation in industry-wide working groups and is working to embed the assessment of climate-related risks and opportunities into relevant Bank processes.
Stress Testing
Stress testing is an integral component of the Bank’s risk management framework and serves as a key component of the Bank’s capital, strategic and financial planning processes. Stress testing at the Bank comprises an annual enterprise-wide stress test featuring a range of scenarios, prescribed regulatory stress tests in multiple jurisdictions, and various ongoing and ad hoc stress tests and analysis. The results of these stress tests and analysis enable management to assess the impact of geopolitical events and changes to economic and other market factors on the Bank’s financial condition and assist in the determination of capital and liquidity adequacy and targets, risk appetite and other limits. These exercises enable the identification and quantification of vulnerabilities, the monitoring of changes in risk profile relative to risk appetite limits, and evaluation of business plans.
The Bank utilizes a combination of quantitative modelling and qualitative approaches to assess the impact of changes in the macroeconomic environment on the Bank’s income statement, balance sheet, and capital and liquidity position under hypothetical stress situations. Stress testing engages senior management across the lines of business, Finance, TBSM, Economics, and Risk Management. Stress test results are reviewed, challenged and approved by senior management and executive oversight committees. The Bank’s Risk Committee also reviews, challenges, and discusses the results. The results are submitted, disclosed, or shared with regulators as required or requested.
Enterprise-Wide Stress Testing
The Bank conducts an annual EWST as part of a comprehensive capital and liquidity planning, strategic, and financial exercise that is a key component of the Bank’s ICAAP framework. The EWST results are considered in establishing the Bank’s capital and liquidity targets and risk appetite limits, evaluating the Bank’s strategies and business plan, and identifying actions that senior management could take to manage the impact of stress events. In addition, the Bank conducts ad hoc stress tests and analysis for assessing the impact of events deemed to be potentially material or of concern in support of senior management’s response to an uncertain or rapidly changing operating environment.
The program is subject to a well-defined governance structure that facilitates executive oversight and engagement throughout the organization. EWST methodologies and results are reviewed and challenged by line of business, finance and risk teams. Stress testing results are further reviewed by ERMC and are also shared with the Board and regulators. The Bank’s EWST program involves the development, execution and assessment of stress scenarios with varying features and degrees of severity on the balance sheet, income statement, capital, liquidity, and leverage. It enables management to identify and assess enterprise-wide risks and understand potential vulnerabilities, and changes to the risk profile of the Bank. Stress scenarios are developed with consideration of the Bank’s key business activities, exposures, concentrations and vulnerabilities. The scenarios are designed to be consistent with regulatory stress testing frameworks and cover a wide variety of risk factors meaningful to the Bank’s risk profiles in North America and globally including changes to unemployment, gross domestic product, home prices, and interest rates.
For the 2023 EWST program, the Bank developed and assessed scenarios that explored emerging risks such as inflation, rising interest rates, increased competition/market pressure on fees, Net Interest Margin compression reflecting higher funding costs, and elevated fraud and cybersecurity risk. The stress testing scenarios included, a plausible typical recession scenario calibrated to historical recessions in Canada and the U.S. and a low probability and highly severe stagflation scenario targeting
TD-specific
risks and vulnerabilities in support of the ICAAP. Supplemental analysis performed during 2023 explored the risk that non-bank
financial institutions and/or other
non-traditional
competitors disrupt the consumer payment space and capital impacts due to Basel III Reforms (B3R) to support senior management in assessing key risks.
Other Stress Tests and Analysis
Ongoing stress testing and scenario analyses within specific risk types, such as market risk, liquidity risk, retail and wholesale credit risk, operational risk, and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation. In addition, the Bank conducts ad hoc stress tests and analysis for targeted portfolios, to evaluate potential vulnerabilities to specific changes in economic and market conditions.
Stress tests are also conducted on certain legal entities and jurisdictions, in line with prescribed regulatory requirements. The Bank’s U.S.- holding company and operating bank subsidiaries’ capital planning process including execution of stress tests are conducted in accordance with the U.S. Dodd-Frank Act stress testing

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(DFAST) requirements. In addition, certain Bank subsidiaries in Singapore, Ireland, and the United Kingdom conduct stress testing exercises as part of their respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including liquidity and market risk, which are detailed in the respective sections.
The Bank also conducts scenario and sensitivity analysis as part of the Recovery and Resolution Planning program to assess potential mitigating actions and contingency planning strategies, as required.
Strategic Risk
Strategic risk is the risk of
sub-optimal
outcomes (including financial loss or reputational damage) arising from the Bank’s choice of strategies, improper implementation of chosen strategies, inability to implement chosen strategies, an inadequate response to disruption of the Bank’s strategies, or exposure to tail risk (i.e., low probability events that can result in extremely large quantifiable losses). Strategies include current operations and merger and acquisition activities.
WHO MANAGES STRATEGIC RISK
The CEO manages Strategic Risk, supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by, the Board. The Enterprise Strategy group, under the leadership of the Chief Financial Officer, is charged with developing the Bank’s long-term strategy and shorter-term strategic objectives and priorities with input and support from senior executives across the Bank.
Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business segment or corporate function), and ensuring such strategies are aligned with the Bank’s long-term strategy and short-term strategic objectives and priorities, and are within the Bank’s Risk Appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business segment or corporate function’s strategies.
The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying related risks, and explaining how those risks are managed.
The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank’s strategies so that mitigating actions are taken where appropriate.
HOW TD MANAGES STRATEGIC RISK
The Bank’s enterprise-wide strategies and operating performance, and those of significant business segments and corporate functions, are assessed regularly by the CEO and members of the SET through an integrated financial and strategic planning process, as well as operating results reviews.
The Bank’s RAS establishes strategic risk limits at the enterprise and business segment-level. Limits include qualitative and quantitative assessments and are established to monitor and control business concentrations, strategic disruption, and E&S risks.
The Bank’s annual integrated planning process establishes plans at the enterprise and segment levels. The plans include external market outlooks, long and short-term strategies, target metrics, key risks / mitigants, and alignment with the Bank’s strategy and Risk Appetite.
Operating results are reviewed periodically during the year to monitor Segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including the operating environment, relative performance and competitive positioning assessments, initiative execution status, and key business risks. The frequency of operating results reviews depends on the risk profile and size of the business segment or corporate function.
The Bank’s strategic risk and adherence to its Risk Appetite is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank’s strategy and Risk Appetite in accordance with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7,
Financial Instruments: Disclosures
, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2023 and 2022.
The Basel Framework
The objective of the Basel Framework is to improve the consistency of capital requirements internationally and establish minimum regulatory capital standards which adequately capture
risks. The Basel Framework sets
different

risk-sensitive approaches for calculating credit, market, and operational RWA.
Credit Risk
Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
The Bank’s primary objective is to be methodical in its credit risk assessment so that the Bank can understand, select, and manage its exposures to reduce significant fluctuations in earnings.
The Bank’s strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.
WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but also report to Risk Management.
Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond its discretionary authority.

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Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.
The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.
HOW TD MANAGES CREDIT RISK
The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.
Credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit are centrally approved by Risk Management, and the Board where applicable.
Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.
In the Bank’s Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value
requirements) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including, but not limited to, income, employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use, and monitor and assess the performance of scoring models and decision strategies to align with expected performance results. Retail credit exposures approved within the credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as to identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported and larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management.
The Bank’s Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings (BRR and FRR), quantify and monitor the level of risk, and to aid in the Bank’s effective management of risk. Risk ratings are also used to determine the amount of credit exposure the Bank is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models are monitored on an ongoing basis.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related
finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.
As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages this risk using limits based on an internal risk rating score that combines TD’s industry risk rating model and industry analysis, and reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.
The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s BRR. This exposure is monitored on a regular basis.
To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.
Credit Risk and the Basel Framework
The Bank uses the Basel IRB to calculate credit risk RWA for all material portfolios. Based on exposure class, in accordance with the OSFI CAR guidelines, either a foundation approach (Foundation Internal Ratings-Based (FIRB)) or advanced approach (Advanced Internal Ratings-Based (AIRB)) is applied.
The following risk parameters are used in credit risk RWA calculations and may be subject to prescribed floors in some cases:
•	Probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one-year time horizon.
•	Loss given default (LGD) – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD).
•	EAD – the total amount of the Bank’s exposure at the time of default, including certain off-balance sheet items.
The FIRB approach primarily uses internally derived PD, while other components such as LGD and EAD are prescribed. The AIRB approach uses internally derived PD, LGD, and EAD.
To continue to qualify to use the IRB approaches for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements
Credit Risk Exposures Subject to the IRB Approaches
Banks that adopt the IRB approaches to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s 2023 Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.
Retail Exposures
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types
of retail exposures: residential secured (for example, mortgages and HELOCs), qualifying revolving retail (for example, credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).
The Bank calculates RWA for its retail exposures using the AIRB approach. All retail PD, LGD, and EAD parameter models are based on the internal default and loss performance history for each of the three retail exposure sub-types.
These parameters are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses.

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Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.
Consistent with the AIRB approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default. PD, LGD, and EAD models are calibrated using established statistical methods, such as logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on book; a customer’s credit bureau attributes; a customer’s other holdings with the Bank; and macroeconomic inputs, such as unemployment rate. For secured products such as residential mortgages, property characteristics, loan-to-value
ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.
All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.
Exposures are then assigned to
pre-defined
PD segments based on their estimated
long-run
average
one-year
PD.
The predictive power of the Bank’s retail credit models is assessed against the most recently available one-year
default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation as outlined in the “Model Risk Management” section of this disclosure.
Long-run
PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run
average over the credit cycle to estimate PD.
LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.
For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and HELOCs, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.
The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00
Non-Retail
Exposures
In the
non-retail
portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail
credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the IRB approaches, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.
The Bank evaluates credit risk for
non-retail
exposures by using both a BRR and FRR. The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data. In Canada, for both the wholesale and commercial lending portfolios, credit risk models are calibrated based on internal data beginning in 1994. In the U.S., credit risk models are calibrated based on internal data beginning in 2007. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to benchmark the parameters.
Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses.
Borrower Risk Rating and PD
Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the IRB approaches, borrowers are grouped into BRR grades where a PD is calibrated for each BRR grade. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle
PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank’s credit policies.
To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle
approach. TD’s
21-point
BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

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Facility Risk Rating and LGD
The FRR maps to LGD, with different models used based on industry and obligor size, and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, loan structure, and borrower enterprise value.
Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, the scarcity of historical default events requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.
Under the FIRB approach, LGDs are prescribed whereas the AIRB approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.
Exposure at Default
The Bank calculates
non-retail
EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (estimated UGD x undrawn) for AIRB exposure, or (prescribed UGD x undrawn) for FIRB exposures.
BRR and drawn ratio up to
one-year
prior to default are predictors for UGD under the AIRB approach. Consequently, the UGD estimates are calibrated by BRR and drawn ratio, the latter representing the ratio of the drawn to authorized amounts.
Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different from average UGD, therefore the UGDs under AIRB are set at the average calibrated level, by drawn ratio and/or BRR, plus an appropriate adjustment for statistical and model uncertainty.
UGDs under the FIRB approach are prescribed for relevant exposure classes.
Credit Risk Exposures Subject to the Standardized Approach (SA)
Currently the SA to credit risk is used for new portfolios, which are in the process of transitioning to IRB approaches, or exempted portfolios which are either immaterial or expected to wind down. The Bank primarily applies SA to certain segments within both the Retail and
Non-retail
portfolios. Under the SA, the exposure amounts are multiplied by risk weights prescribed by OSFI, based on the OSFI Capital Adequacy Requirements (CAR) guidelines, to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns and central banks, public sector entities (PSEs), banks (regulated DTIs and securities firms), and corporates. The Bank applies SA to certain retail portfolios, including Real Estate Secured Lending (RESL), where the assigned risk weight is primarily based on the exposure’s Loan-to-Value ratio and whether the exposure is categorized as income producing or general.
Lower risk weights apply where approved credit risk mitigants exist. For off-balance
sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.
Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. Derivative-related credit risks are subject to the same credit approval standards that the Bank uses for assessing loans. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way
risk exposures, and managing the size, diversification, and maturity structure of the portfolios.
The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure under a range of adverse scenarios. The Bank establishes various limits to manage business volumes and concentrations. Risk Management independently measures and monitors counterparty credit risk relative to established credit policies and limits. As part of the credit risk monitoring process, management periodically reviews all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties, and to assess the valuation of underlying financial instruments and the impact evolving market conditions may have on the Bank.
To reduce credit risk exposure, the Bank employs mitigation strategies that include master netting agreements, collateral pledging, central clearing houses and other credit risk mitigation techniques. Master netting agreements allow the Bank to offset and arrive at a net obligation amount, whereas collateral agreements allow the Bank to secure the Bank’s exposure. By taking the opposite position to each trade, central clearing houses also reduce bilateral credit risk.
There are two types of
wrong-way
risk exposures, namely general and specific. General
wrong-way
risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way
risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way
risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.
The Bank uses the standardized approach for counterparty credit risk to calculate the EAD amount, which is defined by OSFI as a multiple of the summation of replacement cost and potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures.
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:
•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to verify that estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management verifies that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 69

Credit Risk Mitigation
The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial
security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.
In the Retail and Commercial banking businesses, security for loans is primarily non-financial
and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are to investment grade borrowers where no security is pledged.
Non-investment
grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.
The Bank also uses collateral, master netting agreements and central clearing houses to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined
discounts and procedures for the receipt, safekeeping, and release of pledged securities.
In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party
arrangements with industry standard agreements.
Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to the IRB approaches, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.
The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.
The Bank uses appraisals as well as valuations via automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential property. AVMs are computer-based tools used to estimate or validate the market value of residential property and uses market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third-party appraisals.
Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 42:  GROSS CREDIT RISK EXPOSURES – Standardized and Internal Ratings-Based (IRB) Approaches
1

(millions of Canadian dollars)					As at
		October 31, 2023			October 31, 2022
	Standardized	IRB	Total	Standardized	IRB	Total
Retail
Residential secured	$4,815	$515,152	$519,967	$4,989	$477,898	$482,887
Qualifying revolving retail	810	169,183	169,993	–	166,722	166,722

Other retail	3,368	99,253	102,621	3,232	92,925	96,157
Total retail	8,993	783,588	792,581	8,221	737,545	745,766
Non-retail
Corporate	3,496	654,369	657,865	2,205	695,746	697,951
Sovereign	116	527,423	527,539	1	507,533	507,534

Bank	5,272	171,180	176,452	646	150,333	150,979

Total non-retail	8,884	1,352,972	1,361,856	2,852	1,353,612	1,356,464
Gross credit risk exposures	$17,877	$2,136,560	$2,154,437	$11,073	$2,091,157	$2,102,230

1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 70

Other Credit Risk Exposures
Non-trading
Equity Exposures
The Bank applies the standardized approach to calculate RWA on non-trading
equity exposures. Under the standardized approach, a 250% risk weight is applied to equity holdings with the exception of speculative unlisted equities that receive a 400% risk weight. Equity exposures to sovereigns and holdings made under legislated programs continue to follow the appropriate OSFI prescribed risk weights of 0%, 20% or 100%.
Securitization Exposures
Effective November 1, 2018, the Bank applies risk weights to all securitization exposures under the revised securitization framework published by OSFI. The revised securitization framework includes a hierarchy of approaches to determine capital treatment, and transactions that meet the simple, transparent, and comparable requirements that are eligible for preferential capital treatment.
The Bank uses Internal Ratings-Based Approach
(SEC-IRBA)
for qualified exposures. Under
SEC-IRBA,
risk weights are determined using a loss coverage model that quantifies and monitors the level of risk. The
SEC-IRBA
also considers credit enhancements available for loss protection.
For externally rated exposures that do not qualify for
SEC-IRBA,
the Bank uses an External Ratings-Based Approach
(SEC-ERBA).
Risk weights are assigned to exposures using external ratings by external rating agencies, including Moody’s and S&P. The
SEC-ERBA
also takes into account additional factors, including the type of the rating (long-term or short-term), maturity, and the seniority of the position.
For exposures that do not qualify for
SEC-IRBA
or
SEC-ERBA,
and are held by an ABCP issuing conduit, the Bank uses the Internal Assessment Approach (IAA).
Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank’s IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for their equivalent external ratings by asset class. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.
For exposures that do not qualify for
SEC-IRBA,
SEC-ERBA
or the IAA, the Bank uses the SA
(SEC-SA).
Under
SEC-SA,
the primary factors that determine the risk weights include the asset class of the underlying loans, the seniority of the position, the level of credit enhancements, and historical delinquency rates.
Irrespective of the approach being used to determine the risk weights, all exposures are assigned an internal risk rating based on the Bank’s assessment, which must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.
The Bank’s internal rating process is subject to all of the key elements and principles of the Bank’s risk governance structure, and is managed in the same way as outlined in this “Credit Risk” section.
The Bank uses the results of the internal rating in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 1

Market Risk
Trading Market Risk is the risk of loss from financial instruments held in trading portfolios due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.
Non-Trading
Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading
activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rates, credit spreads, foreign exchange rates and equity prices.
The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading
activities. The Bank is an active participant in the market through its trading and investment portfolios, seeking to realize returns for the Bank through careful management of its positions and inventories. In the Bank’s non-trading
activities, it is exposed to market risk through the everyday banking transactions that the Bank executes with its customers.
The Bank complied with the Basel III market risk requirements as at October 31, 2023, using the Internal Models Approach. Starting fiscal 2024, the Bank plans to comply with the revised Basel III market risk requirements using the Standardized Approach.
MARKET RISK LINKAGE TO THE BALANCE SHEET
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 43:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)			As at
		October 31, 2023			October 31, 2022
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$98,348	$327	$98,021	$–	$137,294	$422	$136,872	$–	Interest rate
Trading loans, securities, and other	152,090	151,011	1,079	–	143,726	142,294	1,432	–	Interest rate
Non-trading financial assets at fair value through profit or loss	7,340	–	7,340	–	10,946	–	10,946	–	Equity, foreign exchange, interest rate
Derivatives	87,382	81,526	5,856	–	103,873	98,305	5,568	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	5,818	–	5,818	–	5,039	–	5,039	–	Interest rate
Financial assets at fair value through other comprehensive income	69,865	–	69,865	–	69,675	–	69,675	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	308,016	–	308,016	–	342,774	–	342,774	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	204,333	9,649	194,684	–	160,167	7,450	152,717	–	Interest rate
Loans, net of allowance for loan losses	895,947	–	895,947	–	831,043	–	831,043	–	Interest rate
Customers’ liability under acceptances	17,569	–	17,569	–	19,733	–	19,733	–	Interest rate
Investment in Schwab	8,907	–	8,907	–	8,088	–	8,088	–	Equity
Other assets 1	3,451	–	3,451	–	3,414	–	3,414	–	Interest rate

Assets not exposed to market risk	97,958	–	–	97,958	81,756	–	–	81,756
Total Assets	$1,957,024	$242,513	$1,616,553	$97,958	$1,917,528	$248,471	$1,587,301	$81,756
Liabilities subject to market risk
Trading deposits	$30,980	$27,059	$3,921	$–	$23,805	$22,962	$843	$–	Equity, interest rate
Derivatives	71,640	70,382	1,258	–	91,133	86,727	4,406	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	14,422	14,422	–	–	12,612	12,612	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	192,130	2	192,128	–	162,786	3	162,783	–	Interest rate
Deposits	1,198,190	–	1,198,190	–	1,229,970	–	1,229,970	–	Interest rate, foreign exchange
Acceptances	17,569	–	17,569	–	19,733	–	19,733	–	Interest rate
Obligations related to securities sold short	44,661	43,993	668	–	45,505	44,427	1,078	–	Interest rate
Obligations related to securities sold under repurchase agreements	166,854	12,641	154,213	–	128,024	9,509	118,515	–	Interest rate
Securitization liabilities at amortized cost	12,710	–	12,710	–	15,072	–	15,072	–	Interest rate
Subordinated notes and debentures	9,620	–	9,620	–	11,290	–	11,290	–	Interest rate
Other liabilities 1	28,821	–	28,821	–	23,291	–	23,291	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	169,427	–	–	169,427	154,307	–	–	154,307
Total Liabilities and Equity	$1,957,024	$168,499	$1,619,098	$169,427	$1,917,528	$176,240	$1,586,981	$154,307

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 2

MARKET RISK IN TRADING ACTIVITIES
The overall objective of the Bank’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth
knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.
WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to review the market risk profile and trading results of the Bank’s trading businesses. The committee is chaired by the Vice President, Head of Market Risk, and includes Wholesale Banking senior management.
There were no significant reclassifications between trading and non-trading
books during the year ended October 31, 2023.
HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of trading business strategies. The process for the Bank to launch new trading initiatives, or expand existing ones, involves an assessment of risk with respect to the Bank’s risk appetite and business expertise and an assessment of the appropriate infrastructure required to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structures, risk identification, risk measurement, and risk control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for trading market risk.
Trading Limits
The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.
The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.
Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes to the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 73

The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the year ending October 31, 2023, there were 18 days of trading losses and trading net revenue was positive for 93% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry practices, and regulatory requirements. In 2023, the Bank implemented infrastructure enhancements to adapt to the market wide Benchmark Rate Reforms.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing, and sensitivities to various market risk factors.
Calculating Stressed VaR (SVaR)
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions as GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2023, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a regular basis.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC.
The following table presents the end of year, average, high, and low usage of TD’s portfolio metrics.

TABLE 44:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2023					2022
	As at	Average	High		Low	As at	Average	High	Low
Interest rate risk	$21.1	$24.9	$44.2		$12.2	$15.3	$21.2	$41.1	$9.8
Credit spread risk	31.5	31.6	41.9		22.5	35.6	23.0	41.0	8.0
Equity risk	6.0	9.4	15.8		5.7	10.6	12.8	24.3	7.8
Foreign exchange risk	2.1	3.5	9.7		1.0	4.8	2.4	7.5	0.6
Commodity risk	2.9	4.8	11.7		2.3	12.1	5.8	13.4	2.9
Idiosyncratic debt specific risk	28.4	33.2	57.2		20.3	60.0	36.8	60.9	17.8

Diversification effect 1	(57.4)	(62.6)	n/m	2	n/m	(69.4)	(56.8)	n/m	n/m
Total Value-at-Risk (one-day)	34.6	44.8	69.6		30.1	69.0	45.2	76.0	21.8
Stressed Value-at-Risk (one-day)	85.5	55.8	85.5		41.5	74.0	77.5	100.0	55.7
Incremental Risk Capital Charge (one-year)	162.0	151.4	195.8		121.7	176.4	260.3	418.8	149.4

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 4

Market volatility subsided across most asset classes in 2023 however concerns persist related to ongoing geopolitical tensions, elevated inflationary pressure and further interest rate hikes in a prolonged high rate environment.
The Bank has managed market risk by maintaining stable risk exposures, with daily VaR remaining within approved limits during the year.
Average VaR was relatively stable year-over-year. Average Stressed VaR decreased year-over-year due to position changes in fixed income instruments, coupled with narrowing credit spreads.
Average IRC decreased year-over-year due to changes in bond positions.

Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Stress Testing
The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. Stress test are produced and reviewed regularly The events the Bank has modelled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, the Brexit referendum of June 2016, and the
COVID-19
pandemic of 2020.
MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES
The Bank is also exposed to market risk arising from its investment portfolio and other non-trading
portfolios. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.
Structural
(Non-Trading)
Market Risk
Structural
(Non-Trading)
Market Risk deals with managing the market risks of TD’s traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and HQLA. It does not include exposures from TD’s Wholesale Banking or Insurance businesses. Structural market risks primarily include interest rate risk and foreign exchange risk.
WHO MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
The TBSM group measures and manages the market risks of the Bank’s non-trading
banking activities outside of TD’s Wholesale Banking and Insurance businesses, with oversight from the ALCO. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee reviews and approves key non-trading
market risk policies, and monitors the Bank’s positions and compliance with these policies through regular reporting and updates from senior management.
HOW TD MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
Non-trading
interest rate risk is viewed as a
non-productive
risk as it has the potential to increase earnings volatility and generate losses without providing long run expected value. As a result, TBSM’s mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank’s net interest income and economic value to be consistent with the Bank’s risk appetite.
Managing Structural Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Interest rate risk management is designed to generate stable and predictable earnings over time. The Bank has adopted a disciplined hedging approach to manage the net interest income from its asset and liability positions. Key aspects of this approach are:
•
Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Modelling the expected impact of customer behaviour on TD’s products (e.g., how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date);
•	Assigning target-modelled maturity profiles for non-maturity assets, liabilities, and equity;
•	Measuring the margins of TD’s banking products on a fully-hedged basis, including the impact of financial options that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.
The Bank is exposed to interest rate risk from “mismatched positions” when asset and liability principal and interest cash flows have different interest payment, repricing or maturity dates. The Bank measures this risk based on an assessment of: contractual cash flows, product embedded optionality, customer behaviour expectations and the modelled maturity profiles for non-maturity
products. To manage this risk, the Bank primarily uses financial derivatives, wholesale investments, funding instruments, and other capital market alternatives.
The Bank also measures its exposure to
non-maturity
liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity
deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

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Banking product optionality, whether from freestanding options such as mortgage rate commitments or options embedded within loans and deposits, expose the Bank to a significant financial risk. To manage these exposures, the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option.
•
Rate Commitments
: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•
Asset Prepayment and other Embedded Options
: The Bank models its exposure to written options embedded in some of its products, based on analyses of customer behaviour. Examples of this are the right to prepay residential mortgage loans, and the right to early redeem some term deposit products. For mortgages, econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general, mortgage prepayments are also affected by factors such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives. A similar analysis is undertaken for other products with embedded optionality.

Structural Interest Rate Risk Measures
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits for the Bank’s management of non-trading
interest rate risk are set by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the ALCO and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the Bank’s EVE and NII. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25 bps.

TABLE 45:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)							As at
	October 31, 2023						October 31, 2022
			EVE Sensitivity	NII Sensitivity 1			EVE Sensitivity	NII Sensitivity 1,2
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(462)	$(1,749)	$(2,211)	$502	$418	$920	$(1,496)	$1,213

100 bps decrease in rates	368	1,231	1,599	(530)	(569)	(1,099)	1,102	(1,381)
1	Represents the twelve-month NII exposure to an immediate and sustained shock in rates.
2
Results are presented inclusive of the interest rate swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon transaction. Since these swaps were pre-existing
hedges which economically hedge the Bank’s
non-trading
market risk, their inclusion had no impact on the year-over-year results. This strategy was discontinued following the announcement on May 4, 2023 by the Bank and First Horizon that they had entered into a mutual agreement to terminate the previously announced merger agreement.

As at October 31, 2023, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $2,211 million, an increase of $715 million from last year, and a positive impact to the Bank’s NII of $920 million, a decrease of $293 million from last year. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $1,599 million, an increase of $497 million from last year, and a negative impact to the Bank’s NII of $1,099 million, a decrease of $282 million from last year. The year-over-year increase in both up and down shock EVE Sensitivity is due to an increase in the interest rate sensitivity of the Bank’s investment portfolio in the U.S. Region, and the increased sensitivity of net assets funded by equity. The year-over-year decrease in both up and down shock NIIS is primarily due to deposit attrition, changes in deposit composition, and Treasury hedging activity. As at October 31, 2023, reported EVE and NII Sensitivities remain within the Bank’s risk appetite and established Board limits.
Managing
Non-trading
Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.
The Bank is exposed to
non-trading
foreign exchange risk primarily from its investments in foreign operations. When the Bank’s foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and shareholders’ equity, and also its capital ratios.
In order to minimize the impact of an adverse foreign exchange rate change on certain capital ratios, the Bank’s net investments in foreign operations are hedged so certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates. The Bank does not generally hedge the earnings of foreign subsidiaries which results in changes to the Bank’s consolidated earnings when relevant foreign exchange rates change. As at October 31, 2022, the Bank executed foreign exchange hedges to mitigate the impact of foreign exchange volatility to closing capital of the First Horizon acquisition. These hedges were unwound following the announcement on May 4, 2023 by the Bank and First Horizon that they had entered into a mutual agreement to terminate the previously announced merger agreement.
Other
Non-trading
Market Risks
Other structural market risks monitored on a regular basis include:
•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•
Equity Risk
–
The Bank is exposed to
non-trading
equity risk from investment securities designated at FVOCI, equity-linked guaranteed investment certificate product offerings and share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash, and changes in the Bank’s share price can impact non-interest
expenses. The Bank uses equity derivative instruments to manage its non-trading
equity price risk.

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Managing Investment Portfolios
The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is comprised of high-quality, low-risk
securities and managed in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposit balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s investment portfolio. In addition, the Wholesale Banking and Insurance businesses also hold investments that are managed separately.
WHY NET INTEREST MARGIN FLUCTUATES OVER TIME
As previously noted, the Bank’s approach to structural
(non-trading)
market risk is designed to generate stable and predictable earnings over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on loan and deposit profitability as they are booked. Despite this approach however, the Bank’s NIM is subject to change over time for the following reasons (among others):
•	Differences in margins earned on new and renewing products relative to the margin previously earned on matured products;
•	Weighted-average margin impact from changes in business and product mix;
•	Changes in the basis between certain market indices;
•	The lag in changing product prices in response to changes in market interest rates, including rate-sensitive deposit pricing;
•	Changes from the repricing of hedging strategies to manage the investment profile of the Bank’s non-rate sensitive deposits; and
•
Margin changes from the portion of the Bank’s deposits that are non-rate
sensitive but not expected to be longer term in nature, resulting in a shorter term investment profile and higher sensitivity to short-term rates.

The general level of interest rates will affect the return the Bank generates on its modelled maturity profile for core non-rate
sensitive deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modelled option exposures, and will affect the cost of hedging such exposures. The Bank’s approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.
Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.
Operational risk is inherent in all of the Bank’s business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.
The Bank seeks to actively mitigate and manage operational risk in order to create and sustain shareholder value, successfully execute the Bank’s business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
In fiscal 2023, operational risk losses remained within the Bank’s operational risk appetite. Refer to Note 26 of the 2023 Consolidated Financial Statements for further information on material legal or regulatory actions.
WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that owns and maintains the Bank’s Operational Risk Management Framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify, assess, measure, control, monitor, escalate, report, and communicate on operational risk. Operational Risk Management is designed to provide appropriate monitoring and reporting of the Bank’s operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.
In addition to the framework, Operational Risk Management owns and maintains, or has oversight of, the Bank’s operational risk policies including those that govern business continuity and crisis management, third-party risk management, data risk management, financial crime and fraud risk management, change governance, and technology and cyber security risk management.
The senior management of individual business units and corporate areas is responsible for the day-to-day
management of operational risk following the Bank’s established operational risk management framework, policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.
HOW TD MANAGES OPERATIONAL RISK
The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework supports alignment with the Bank’s ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:
Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.
Risk and Control Self-Assessment
Internal controls are one of the primary methods of safeguarding the Bank’s employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior

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management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank’s policies.
Operational Risk Event Monitoring
To reduce the Bank’s exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank’s policies and processes require that operational risk events be identified, tracked and reported to the appropriate level of management to facilitate the Bank’s analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.
Scenario Analysis
Scenario Analysis is a systematic and repeatable process of obtaining expert business and risk opinion to derive assessments of the likelihood and potential loss estimates of high impact operational events that are unexpected and outside the normal course of business. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data along with the Bank’s internal loss data and risk outlook that is assessed considering the Bank’s operational risk profile and control structure. The program raises awareness and educates business and corporate segments regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.
Risk Reporting
Risk Management regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.
Insurance
TD’s Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank’s tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth
risk and financial analysis and identifying opportunities to transfer elements of the Bank’s risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.
Technology and Cyber Security
The Bank’s business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities.
The Bank manages technology and cyber security risks to support adequate and proper day-to-day
operations; and protect against unauthorized access to the Bank’s technology, infrastructure, systems, information, and data. To enable this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these risks through enterprise-wide programs and industry-accepted cyber threat management practices to enable rapid detection and response.
The Bank’s Platforms and Technology Risk and Compliance Committee provides senior executive oversight, direction and guidance regarding management of risks relating to cybersecurity, including cyber terrorism/activism, cyber fraud, cyber espionage, extortion, identity theft and data theft. This Committee endorses actions and makes recommendations to the CEO and the ERMC as appropriate, including in some instances, supporting onward recommendations to the Risk Committee and the Board of Directors. Together with the Bank’s Operational Risk Management Framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined technology change management practices.
Data Management
The Bank’s data assets are governed and managed to preserve value and support business objectives. Inconsistent or inadequate data governance and management practices may compromise the Bank’s data and information assets which could result in financial and reputational impacts. The Bank’s Enterprise Data Governance Office, Corporate and Technology partners develop and implement enterprise-wide standards and practices that describe how data and information assets are created, used, or maintained on behalf of the Bank.
Business Continuity and Crisis Management
The Bank maintains an enterprise-wide business continuity and crisis management program that supports management’s ability to operate the Bank’s businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to maintain resilience and facilitate the continuity and recovery of business operations. This program is supported by formal crisis management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.
Third-Party Management
A third-party supplier/vendor is an entity that supplies products, services or other business activities, functions or processes to or on behalf of the Bank. While these relationships bring benefits to the Bank’s businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide a level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.
Change and Delivery
The Bank has established a disciplined approach to delivering change across the enterprise coordinated by the Enterprise Project Delivery Excellence and Enterprise Portfolio Management and Governance groups. This approach involves senior management governance and oversight of the Bank’s change portfolio and leverages leading industry practices to guide the Bank’s use of standardized delivery methodologies, defined accountabilities and capabilities, and portfolio reporting and management tools to support successful delivery.

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Fraud Management
The Bank develops and implements enterprise-wide fraud management strategies, policies, and practices that are designed to minimize the number, size and scope of fraudulent activities perpetrated against it. The Bank employs prevention, detection and monitoring capabilities across the enterprise that are designed to help protect customers, shareholders, and employees from increasingly sophisticated fraud risk. Fraud risk is managed by communicating appropriate policies, procedures, employee education in fraud risks, and monitoring activity to help maintain adherence to the Fraud Risk Management Framework. The Fraud Risk Management Framework describes the governance, policies, and processes that the Bank’s businesses employ to proactively manage and govern fraud risk within the Bank’s risk appetite which is embedded in the Bank’s day to day operations and culture. The Bank has also established an advocacy and advisory program to advocate for strong fraud risk awareness and effective controls across the enterprise and a dedicated fraud risk appetite measure within its operational risk appetite to better monitor and assess fraud impacts across the enterprise.
Operational Risk Capital Measurement
The Bank’s operational risk capital is determined using the Basel III Standardized Approach (SA) which is based on a Business Indicator Component (BIC), a financial-statement-based proxy for operational risk and an Internal Loss Multiplier (ILM), which is based on average historical losses and the BIC. ILM is derived using operational risk losses, net of recoveries, over the previous ten years, and BIC is derived using financial information over the previous three years. The operational risk capital is the product of the BIC and the ILM.
Model Risk
Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.
WHO MANAGES MODEL RISK
Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee, and regulators on the state of model risk at TD and alignment with the Bank’s Model Risk Appetite. The Risk Committee approves the Bank’s Model Risk Management Framework and Model Risk Policy.
HOW TD MANAGES MODEL RISK
The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model monitoring. The Bank’s Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.
Segments identify the need for a new model and are responsible for model development and documentation according to the Bank’s policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching their model risk rating. Once models are implemented, model owners are responsible for ongoing monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.
Model Risk Management provides oversight, maintains a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validates and approves new and existing models on a pre-determined
schedule depending on the model risk rating, sets model monitoring standards, and provides training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:
•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on intrinsic risk, materiality and criticality;
•	the sensitivity of model-to-model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.
When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modelling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.
At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models identified as obsolete or no longer appropriate for use, due to changes in industry practice, the business environment or Bank strategies, are subject to decommissioning.
The Bank has policies and procedures in place designed to properly discern models from non-models,
and the level of independent challenge and oversight corresponds to the materiality and complexity of models.

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Insurance Risk
Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing and/or design, underwriting, reinsurance protection and, claims or reserving either at the inception of an insurance or reinsurance contract, during the lifecycle of the claim or at the valuation date. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, frequency of claims (for example, driven by non-life
premium risk,
non-life
reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), or policyholder behaviour.
Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.
WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into the Bank’s Risk Management Group.
The Bank’s Audit Committee and the Bank’s Corporate Governance Committee respectively act as the Audit and Conduct review committees for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own boards of directors who provide additional risk management oversight.
HOW TD MANAGES INSURANCE RISK
The Bank’s risk governance practices are designed to support independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its subcommittees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank’s Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank’s risk appetite for insurance risk.
The assessment of policy (premium and claims) liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims or terminations/surrenders of premium arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future payments. As such, the Bank regularly monitors estimates against actual and emerging experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim and premium liabilities are governed by the Bank’s general insurance and life and health reserving policies.
Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to personal automobile and home insurance and small commercial insurance.
Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, pandemics or other applicable public health emergencies, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.
There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business’ reinsurance programs are governed by catastrophe and reinsurance risk management policies.
Strategies are in place to manage the risk to the Bank’s reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.
Liquidity Risk
The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank applies an established set of practices and protocols for managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF Committee, a subcommittee of the ALCO comprised of senior management from Treasury, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TDGUS as TD’s U.S. IHC, as well as a CUSO reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

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The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:
•
Enterprise Liquidity Risk in Risk Management is responsible for maintaining liquidity risk management and asset pledging policies, along with associated limits, standards, and processes which are established to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank’s operations. Risk Management jointly owns the Liquidity Risk Management Framework along with the SET member responsible for Treasury. Enterprise Liquidity Risk provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk management. Capital Markets Risk Management is responsible for independent liquidity risk metric reporting;

•
Treasury Liquidity Management manages the liquidity position of the Canadian Personal and Commercial Banking, Wealth Management and Insurance, Corporate, Wholesale Banking, and U.S. Retail segments, as well as the liquidity position of CUSO; and

•
Other regional operations, including those within TD’s insurance business, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk in compliance with their own policies, and local regulatory requirements, while maintaining alignment with the enterprise framework.

HOW TD MANAGES LIQUIDITY RISK
The Bank manages the liquidity profile of its businesses to be within the defined liquidity risk appetite, and maintains target requirements for liquidity survivability using a combination of internal and regulatory measures. The Bank’s overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank’s access to funding or destabilize its deposit base.
The Bank maintains an internal view for measuring and managing liquidity that uses an assumed Severe Combined Stress Scenario (SCSS). The SCSS considers potential liquidity requirements during a crisis resulting from a loss of confidence in the Bank’s ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank’s liquidity risk management policies stipulate that the Bank must maintain a sufficient level of liquid assets to support business growth, and to cover identified stressed liquidity requirements under the SCSS, for a period of up to 90 days. The Bank calculates stressed liquidity requirements for the SCSS related to the following conditions:
•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or “run-off” of deposit balances;
•	increased utilization of available credit and liquidity facilities; and
•	increased collateral requirements associated with downgrades in the Bank’s credit ratings and adverse movement in reference rates for derivative and securities financing transactions.
The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (the LCR, the NSFR, and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a
30-day
stress period, the NSFR requires that banks maintain available stable funding (ASF) in excess of required stable funding (RSF) for periods up to one year (a minimum NSFR of 100%), and the NCCF monitors the Bank’s detailed cash flow gaps for various time bands. As a result, the Bank’s liquidity is managed to the higher of its internal liquidity requirements and target buffers over the regulatory minimums.
The Bank considers potential regulatory restrictions on liquidity transferability in the calculation of enterprise liquidity positions. Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity positions as appropriate.
The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale banking businesses. Liquidity costs are reflective of the funding needs and reserve requirements driven by the liquidity risk profile of the Bank’s assets and liabilities. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers.
LIQUID ASSETS
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging.

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Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TABLE 46: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		October 31, 2023
Cash and central bank reserves	$28,548	$–	$28,548	3%	$506	$28,042
Canadian government obligations	15,214	94,000	109,214	13	67,457	41,757
National Housing Act Mortgage-Backed Securities (NHA MBS)	38,760	–	38,760	4	1,043	37,717
Obligations of provincial governments, public sector entities and multilateral development banks 3	40,697	22,703	63,400	8	31,078	32,322
Corporate issuer obligations	19,507	4,815	24,322	3	4,512	19,810

Equities	10,555	2,288	12,843	1	8,890	3,953
Total Canadian dollar-denominated	153,281	123,806	277,087	32	113,486	163,601
Cash and central bank reserves	66,094	–	66,094	8	180	65,914
U.S. government obligations	72,808	64,449	137,257	16	63,688	73,569
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	80,047	15,838	95,885	11	29,487	66,398
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,996	54,321	120,317	13	56,652	63,665
Corporate issuer obligations	84,853	9,656	94,509	11	15,228	79,281

Equities	38,501	38,388	76,889	9	47,653	29,236

Total non-Canadian dollar-denominated	408,299	182,652	590,951	68	212,888	378,063
Total	$561,580	$306,458	$868,038	100%	$326,374	$541,664

		October 31, 2022
Cash and central bank reserves	$48,965	$–	$48,965	6%	$628	$48,337
Canadian government obligations	17,133	88,511	105,644	12	68,175	37,469
NHA MBS	28,650	157	28,807	3	1,161	27,646
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,099	23,907	62,006	7	33,364	28,642
Corporate issuer obligations	11,657	4,935	16,592	2	3,659	12,933

Equities	12,746	4,602	17,348	2	13,497	3,851
Total Canadian dollar-denominated	157,250	122,112	279,362	32	120,484	158,878
Cash and central bank reserves	84,777	–	84,777	10	–	84,777
U.S. government obligations	86,611	54,614	141,225	16	47,518	93,707
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	92,793	7,924	100,717	11	21,660	79,057
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,278	53,515	119,793	14	48,079	71,714
Corporate issuer obligations	96,971	4,620	101,591	11	11,378	90,213

Equities	25,665	32,006	57,671	6	42,347	15,324

Total non-Canadian dollar-denominated	453,095	152,679	605,774	68	170,982	434,792
Total	$610,345	$274,791	$885,136	100%	$291,466	$593,670

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Total unencumbered liquid assets decreased by $52 billion from October 31, 2022 largely as a result of lower deposit balances in the U.S.
Retail segment. Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 47: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	October 31 2023	October 31 2022
The Toronto-Dominion Bank (Parent)	$205,408	$207,177
Bank subsidiaries	291,915	330,063

Foreign branches	44,341	56,430
Total	$541,664	$593,670

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 82

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2023, and October 31, 2022, are summarized in the following table.

TABLE 48: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)		Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
		October 31, 2023
Cash and central bank reserves	$38,189	$–	$38,189	5%	$511	$37,678
Canadian government obligations	16,560	86,037	102,597	12	63,754	38,843
NHA MBS	37,020	4	37,024	4	1,084	35,940
Obligations of provincial governments, public sector entities and multilateral development banks 3	39,875	23,775	63,650	7	33,623	30,027
Corporate issuer obligations	14,336	4,960	19,296	2	5,049	14,247

Equities	13,086	3,955	17,041	2	11,369	5,672

Total Canadian dollar-denominated	159,066	118,731	277,797	32	115,390	162,407
Cash and central bank reserves	73,732	–	73,732	8	255	73,477
U.S. government obligations	79,949	62,371	142,320	16	60,605	81,715
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	85,424	10,373	95,797	11	24,174	71,623
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,204	51,917	118,121	13	50,904	67,217
Corporate issuer obligations	88,254	7,796	96,050	11	13,544	82,506

Equities	40,975	36,025	77,000	9	42,119	34,881

Total non-Canadian dollar-denominated	434,538	168,482	603,020	68	191,601	411,419
Total	$593,604	$287,213	$880,817	100%	$306,991	$573,826
		October 31, 2022
Cash and central bank reserves	$53,826	$–	$53,826	6%	$682	$53,144
Canadian government obligations	17,724	91,620	109,344	12	74,854	34,490
NHA MBS	25,225	53	25,278	3	1,096	24,182
Obligations of provincial governments, public sector entities and multilateral development banks 3	35,322	25,381	60,703	7	34,706	25,997
Corporate issuer obligations	9,762	4,312	14,074	2	2,991	11,083

Equities	13,948	3,448	17,396	2	9,516	7,880
Total Canadian dollar-denominated	155,807	124,814	280,621	32	123,845	156,776
Cash and central bank reserves	80,322	–	80,322	9	957	79,365
U.S. government obligations	93,116	50,452	143,568	16	46,576	96,992
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	83,745	6,196	89,941	10	18,955	70,986
Obligations of other sovereigns, public sector entities and multilateral development banks 3	64,401	61,727	126,128	14	57,880	68,248
Corporate issuer obligations	90,851	3,696	94,547	11	10,663	83,884

Equities	35,955	33,316	69,271	8	40,253	29,018

Total non-Canadian dollar-denominated	448,390	155,387	603,777	68	175,284	428,493
Total	$604,197	$280,201	$884,398	100%	$299,129	$585,269

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 49: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the years ended
	October 31, 2023	October 31, 2022
The Toronto-Dominion Bank (Parent)	$217,807	$191,634
Bank subsidiaries	308,892	361,933

Foreign branches	47,127	31,702
Total	$573,826	$585,269

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 83

ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 50: ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						October 31, 2023
Cash and due from banks	$6,721	$–	$6,721	$–	$–	$–	$6,721
Interest-bearing deposits with banks	98,348	–	98,348	6,044	122	89,142	3,040
Securities, trading loans, and other 7	543,129	434,093	977,222	393,278	14,669	534,072	35,203
Derivatives	87,382	–	87,382	–	–	–	87,382
Securities purchased under reverse repurchase agreements 8	204,333	(204,333)	–	–	–	–	–
Loans, net of allowance for loan losses 9	895,947	(14,442)	881,505	60,623	70,206	55,075	695,601
Customers’ liabilities under acceptances	17,569	–	17,569	–	–	–	17,569

Other assets 10	103,595	–	103,595	696	–	–	102,899
Total assets	$1,957,024	$215,318	$2,172,342	$460,641	$84,997	$678,289	$948,415

						October 31, 2022
Total assets	$1,917,528	$192,081	$2,109,609	$423,346	$64,864	$710,237	$911,162

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, CMHC insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s EWST program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for certain subsidiaries operating in foreign jurisdictions (Regional CFPs). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 84

TABLE 51:  CREDIT RATINGS
1

As at

October 31, 2023

	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	AAA	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Rating and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating, and DBRS’ Long-Term Issuer Rating.
3	Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch
downgrade in the Bank’s senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch
downgrades of the Bank’s credit ratings.

TABLE 52:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the years ended

	October 31, 2023	October 31, 2022
One-notch downgrade	$124	$182
Two-notch downgrade	192	290

Three-notch downgrade	913	1,129

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality
securities issued by
non-financial
entities.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 85

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 53:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	October 31, 2023
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$325,142
Cash outflows
Retail deposits and deposits from small business customers, of which:	$486,846		$32,105
Stable deposits 5	243,951		7,319
Less stable deposits	242,895		24,786
Unsecured wholesale funding, of which:	355,019		179,636
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	128,996		30,399
Non-operational deposits (all counterparties)	188,595		111,809
Unsecured debt	37,428		37,428
Secured wholesale funding	n/a		32,978
Additional requirements, of which:	331,185		93,945
Outflows related to derivative exposures and other collateral requirements	45,401		30,529
Outflows related to loss of funding on debt products	12,666		12,666
Credit and liquidity facilities	273,118		50,750
Other contractual funding obligations	22,775		14,231

Other contingent funding obligations 7	775,320		11,974
Total cash outflows	$ n/a		$364,869

Cash inflows
Secured lending	$230,377		$36,447
Inflows from fully performing exposures	20,672		10,284

Other cash inflows	67,824		67,824
Total cash inflows	$318,873		$114,555

	Average for the three months ended
	October 31, 2023		July 31, 2023
	Total weighted value		Total weighted value
Total high-quality liquid assets 8	$325,142		$324,154
Total net cash outflows 9	250,314		244,398

Liquidity coverage ratio	130%		133%

1	The LCR for the quarter ended October 31, 2023, is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 130% for the quarter ended October 31, 2023 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended October 31, 2023 was $325 billion (July 31, 2023 – $324 billion), with Level 1 assets representing 82% (July 31, 2023 – 83%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 86

NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total ASF over total RSF in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including deposits and wholesale funding). The assets that require stable funding are based on the Bank’s on and off-balance
sheet activities and a function of their liquidity characteristics and the requirements of OSFI’s LAR guideline.

TABLE 54:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)	As at
	October 31, 2023
	Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$109,124	$	n/a	$	n/a		$9,190	$118,314
Regulatory capital		109,124		n/a		n/a		9,190	118,314
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		449,857		64,384		31,253		28,476	532,708
Stable deposits 3		240,630		22,978		12,105		13,526	275,454
Less stable deposits		209,227		41,406		19,148		14,950	257,254
Wholesale funding:		242,225		349,052		119,586		249,820	469,869
Operational deposits 4		101,643		2,618		–		–	52,130
Other wholesale funding		140,582		346,434		119,586		249,820	417,739
Liabilities with matching interdependent assets 5		–		1,980		2,986		19,034	–
Other liabilities:		61,972						82,228	2,925
NSFR derivative liabilities		n/a						(2,410)

All other liabilities and equity not included in the above categories		61,972		80,639		2,147		1,852	2,925

Total Available Stable Funding									$1,123,816

Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$62,148
Deposits held at other financial institutions for operational purposes		–		1,053		–		–	527
Performing loans and securities		95,387		222,190		121,678		688,544	754,644
Performing loans to financial institutions secured by Level 1 HQLA		–		76,966		6,677		–	11,281
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions		–		44,036		11,361		7,948	18,086
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		36,105		59,162		50,102		291,349	338,287
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		36,154		30,010		–	32,927
Performing residential mortgages, of which:		30,645		31,488		48,634		317,580	292,242
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		30,645		31,488		48,634		317,580	292,242
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		28,637		10,538		4,904		71,667	94,748
Assets with matching interdependent liabilities 5		–		1,680		3,183		19,137	–
Other assets:		70,609						134,891	115,003
Physical traded commodities, including gold		11,142		n/a		n/a		n/a	9,961
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								17,118	14,551
NSFR derivative assets		n/a						8,083	10,493
NSFR derivative liabilities before deduction of variation margin posted		n/a						23,191	1,160
All other assets not included in the above categories		59,467		74,796		2,520		9,183	78,838

Off-balance sheet items		n/a						783,337	28,268

Total Required Stable Funding									$960,590
Net Stable Funding Ratio									117%
									As at
									October 31, 2022
Total Available Stable Funding									$1,058,087
Total Required Stable Funding									866,383
Net Stable Funding Ratio									122%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR as at October 31, 2023 is 117% (October 31, 2022 – 122%), representing a surplus of $163 billion, adhering to regulatory requirements. Decreases are attributable to changes in our funding composition and lower deposit balance in the U.S. Bank.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 87

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with liquidity risk management policies that require assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up approximately 70% (2022 – 70%) of the Bank’s total funding.

TABLE 55:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2023	October 31, 2022
P&C deposits – Canadian	$529,078	$525,294

P&C deposits – U.S. 1	446,355	493,223
Total	$975,433	$1,018,517

1	P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and HELOC (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper, and BA.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at October 31, 2023

Canada	United States	Europe
Capital Securities Program ($20 billion) Canadian Senior Medium-Term Linked Notes Program ($5 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$40 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at October 31, 2023, was $173.3 billion (October 31, 2022 – $150.5 billion).
Note that Table 56:
Long-Term
Funding and Table 57: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 56:  LONG-TERM FUNDING
1

	As at
Long-term funding by currency	October 31, 2023	October 31, 2022
Canadian dollar	27%	31%
U.S. dollar	35	43
Euro	27	20
British pound	5	3

Other	6	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	61%	67%
Covered bonds	31	22
Mortgage securitization 2	7	10

Term asset backed securities	1	1
Total	100%	100%

1	The table includes funding issued to external investors only.
2	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8 8

The following table represents the remaining maturity of various sources of funding outstanding as at October 31, 2023, and October 31, 2022.

TABLE 57:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at
	October 31 2023								October 31 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$30,016	$3,558	$3,279	$5,627	$42,480	$1	$–	$42,481	$31,833
Bearer deposit notes	69	81	463	1,191	1,804	–	–	1,804	1,275
Certificates of deposit	13,463	17,259	27,241	55,259	113,222	254	–	113,476	98,574
Commercial paper	8,560	8,698	6,712	16,545	40,515	–	–	40,515	62,906
Covered bonds	–	–	6,324	4,266	10,590	11,651	34,732	56,973	33,978
Mortgage securitization 3	2	1,024	700	3,381	5,107	3,831	18,193	27,131	27,684
Legacy senior unsecured medium-term notes 4	–	–	1,010	1,935	2,945	157	60	3,162	13,631
Senior unsecured medium-term notes 5	–	–	10,602	8,736	19,338	19,795	58,392	97,525	84,956
Subordinated notes and debentures 6	–	–	–	–	–	196	9,424	9,620	11,290
Term asset backed securitization	–	–	–	1,476	1,476	302	426	2,204	1,826

Other 7	34,039	1,923	3,833	1,828	41,623	2,131	594	44,348	32,603
Total	$86,149	$32,543	$60,164	$100,244	$279,100	$38,318	$121,821	$439,239	$400,556
Of which:
Secured	$9,016	$1,024	$7,024	$9,123	$26,187	$15,785	$53,356	$95,328	$63,496

Unsecured	77,133	31,519	53,140	91,121	252,913	22,533	68,465	343,911	337,060
Total	$86,149	$32,543	$60,164	$100,244	$279,100	$38,318	$121,821	$439,239	$400,556

1	Excludes BA, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $5.7 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2022 – $2.3 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $22.1 billion (October 31, 2022 – $21.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total 2023 mortgage-backed securities
issued to external investors was $1.3 billion (2022 – $1.7 billion) and other asset-backed securities issued was $0.4 billion (2022 – $0.3 billion). The Bank also issued $27.6 billion of unsecured medium-term notes (2022 – $44.6 billion) and $26.1 billion of covered bonds (2022 – $17.5 billion) during the year ended October 31, 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank’s objective is to fund its assets appropriately to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8 9

TABLE 58:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	October 31, 2023
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,721	$–	$–	$–	$–	$–	$–	$–	$–	$6,721
Interest-bearing deposits with banks	51,021	559	–	–	–	–	–	–	46,768	98,348
Trading loans, securities, and other 1	4,328	6,329	5,170	3,008	4,569	13,226	27,298	25,677	62,485	152,090
Non-trading financial assets at fair value through profit or loss	–	–	354	1,538	199	1,664	828	1,351	1,406	7,340
Derivatives	10,145	10,437	5,246	4,244	3,255	11,724	25,910	16,421	–	87,382
Financial assets designated at fair value through profit or loss	374	496	375	695	324	838	1,470	1,246	–	5,818
Financial assets at fair value through other comprehensive income	745	2,190	1,200	5,085	2,223	9,117	15,946	29,845	3,514	69,865
Debt securities at amortized cost, net of allowance for credit losses	1,221	4,020	4,073	16,218	3,480	22,339	116,165	140,502	(2)	308,016
Securities purchased under reverse repurchase agreements 2	96,372	23,939	25,127	5,082	4,148	3,539	1,083	43,281	1,762	204,333
Loans
Residential mortgages	1,603	2,616	5,860	10,575	14,181	57,254	168,475	59,733	44	320,341
Consumer instalment and other personal	894	1,580	2,334	3,830	5,974	27,166	85,487	34,183	56,106	217,554
Credit card	–	–	–	–	–	–	–	–	38,660	38,660

Business and government	37,656	10,058	13,850	14,886	16,964	42,460	96,952	67,190	26,512	326,528

Total loans	40,153	14,254	22,044	29,291	37,119	126,880	350,914	161,106	121,322	903,083

Allowance for loan losses	–	–	–	–	–	–	–	–	(7,136)	(7,136)

Loans, net of allowance for loan losses	40,153	14,254	22,044	29,291	37,119	126,880	350,914	161,106	114,186	895,947
Customers’ liability under acceptances	14,804	2,760	5	–	–	–	–	–	–	17,569
Investment in Schwab	–	–	–	–	–	–	–	–	8,907	8,907
Goodwill 3	–	–	–	–	–	–	–	–	18,602	18,602
Other intangibles 3	–	–	–	–	–	–	–	–	2,771	2,771
Land, buildings, equipment, other depreciable assets, and right-of-use assets 3	–	8	6	8	14	79	573	3,153	5,593	9,434
Deferred tax assets	–	–	–	–	–	–	–	–	3,960	3,960
Amounts receivable from brokers, dealers, and clients	30,181	–	–	–	–	–	–	–	235	30,416

Other assets	5,282	1,877	5,627	215	202	155	157	64	15,926	29,505
Total assets	$261,347	$66,869	$69,227	$65,384	$55,533	$189,561	$540,344	$422,646	$286,113	$1,957,024

Liabilities
Trading deposits	$1,272	$1,684	$5,278	$4,029	$4,153	$6,510	$6,712	$1,342	$–	$30,980
Derivatives	9,068	9,236	4,560	3,875	2,559	8,345	16,589	17,408	–	71,640
Securitization liabilities at fair value	2	498	345	1,215	391	1,651	6,945	3,375	–	14,422
Financial liabilities designated at fair value through profit or loss	48,197	30,477	37,961	42,792	32,473	112	–	–	118	192,130
Deposits 4,5
Personal	6,044	19,095	22,387	14,164	19,525	17,268	20,328	51	507,734	626,596
Banks	19,608	68	29	–	–	–	4	1	11,515	31,225

Business and government	25,663	16,407	24,487	11,819	9,658	33,723	74,300	19,652	324,660	540,369

Total deposits	51,315	35,570	46,903	25,983	29,183	50,991	94,632	19,704	843,909	1,198,190
Acceptances	14,804	2,760	5	–	–	–	–	–	–	17,569
Obligations related to securities sold short 1	135	1,566	1,336	1,603	1,309	5,471	19,991	11,971	1,279	44,661
Obligations related to securities sold under repurchase agreements 2	95,102	10,225	7,255	1,185	1,335	6,083	746	43,089	1,834	166,854
Securitization liabilities at amortized cost	–	526	355	1,073	703	2,180	4,956	2,917	–	12,710
Amounts payable to brokers, dealers, and clients	30,248	–	–	–	–	–	–	–	624	30,872
Insurance-related liabilities	328	408	437	344	329	928	1,369	613	2,849	7,605
Other liabilities	11,943	9,845	7,995	1,294	1,198	918	1,980	4,226	8,265	47,664

Subordinated notes and debentures	–	–	–	–	–	196	–	9,424	–	9,620

Equity	–	–	–	–	–	–	–	–	112,107	112,107
Total liabilities and equity	$262,414	$102,795	$112,430	$83,393	$73,633	$83,385	$153,920	$114,069	$970,985	$1,957,024
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$22,242	$24,178	$26,399	$21,450	$22,088	$47,826	$166,891	$5,265	$1,487	$337,826
Other commitments 8	109	279	214	197	204	889	1,364	424	73	3,753

Unconsolidated structured entity commitments	–	836	3	239	95	729	–	–	–	1,902
Total off-balance sheet commitments	$22,351	$25,293	$26,616	$21,886	$22,387	$49,444	$168,255	$5,689	$1,560	$343,481

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $
57
 billion of covered bonds with remaining contractual maturities of $
6
 billion in ‘over 3 months to 6 months’, $
3
 billion in ‘over 6 months to 9 months’, $1 billion in ‘over 9 months to 1 year’, $
12

billion in ‘over 1 to 2 years’, $
31
 billion in ‘over 2 to 5 years’, and $4 billion in ‘over 5 years’.

6	Includes $ 573 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9 0

TABLE 58:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at

	October 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$8,556	$–	$–	$–	$–	$–	$–	$–	$–	$8,556
Interest-bearing deposits with banks	135,855	197	143	–	–	–	–	–	1,099	137,294
Trading loans, securities, and other 1	4,601	4,876	5,310	4,477	4,055	12,910	23,057	23,051	61,389	143,726
Non-trading financial assets at fair value through profit or loss	111	–	222	685	–	4,071	2,475	2,133	1,249	10,946
Derivatives	14,436	16,306	7,870	5,155	4,575	10,622	26,319	18,590	–	103,873
Financial assets designated at fair value through profit or loss	229	777	235	391	243	610	1,345	1,209	–	5,039
Financial assets at fair value through other comprehensive income	2,117	2,401	1,531	3,367	1,712	6,415	20,091	28,721	3,320	69,675
Debt securities at amortized cost, net of allowance for credit losses	2,333	3,607	7,082	14,706	4,678	29,069	106,919	174,381	(1)	342,774
Securities purchased under reverse repurchase agreements 2	113,845	15,050	17,977	9,745	3,240	310	–	–	–	160,167
Loans
Residential mortgages	672	2,327	5,585	9,122	9,115	34,909	181,763	50,431	–	293,924
Consumer instalment and other personal	543	1,027	2,480	4,002	3,430	19,635	88,071	30,056	56,908	206,152
Credit card	–	–	–	–	–	–	–	–	36,010	36,010

Business and government	33,836	7,398	10,693	10,854	14,245	33,366	89,367	68,078	33,552	301,389

Total loans	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	126,470	837,475

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,432)	(6,432)

Loans, net of allowance for loan losses	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	120,038	831,043
Customers’ liability under acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Investment in Schwab	–	–	–	–	–	–	–	–	8,088	8,088
Goodwill 3	–	–	–	–	–	–	–	–	17,656	17,656
Other intangibles 3	–	–	–	–	–	–	–	–	2,303	2,303
Land, buildings, equipment, other depreciable assets, and right-of-use assets 3	–	–	2	2	2	36	525	3,462	5,371	9,400
Deferred tax assets	–	–	–	–	–	–	–	–	2,193	2,193
Amounts receivable from brokers, dealers, and clients	19,719	41	–	–	–	–	–	–	–	19,760

Other assets	4,726	1,262	6,537	232	274	74	57	72	12,068	25,302
Total assets	$357,581	$58,981	$65,683	$62,741	$45,569	$152,027	$539,989	$400,184	$234,773	$1,917,528

Liabilities
Trading deposits	$4,038	$2,227	$4,390	$1,740	$1,758	$4,181	$4,136	$1,335	$–	$23,805
Derivatives	12,560	16,189	8,764	5,230	3,531	9,413	18,116	17,330	–	91,133
Securitization liabilities at fair value	36	1,245	216	447	899	2,357	4,675	2,737	–	12,612
Financial liabilities designated at fair value through profit or loss	18,718	21,893	52,501	45,442	23,331	805	96	–	–	162,786
Deposits 4,5
Personal	4,551	6,872	10,173	10,394	11,801	12,801	13,038	31	591,177	660,838
Banks	22,153	453	51	–	13	–	3	3	15,587	38,263

Business and government	34,236	17,779	10,095	17,173	8,234	26,060	63,392	13,167	340,733	530,869

Total deposits	60,940	25,104	20,319	27,567	20,048	38,861	76,433	13,201	947,497	1,229,970
Acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Obligations related to securities sold short 1	1,418	2,125	1,611	1,257	1,312	6,691	15,015	13,146	2,930	45,505
Obligations related to securities sold under repurchase agreements 2	118,278	6,553	2,382	545	188	78	–	–	–	128,024
Securitization liabilities at amortized cost	–	595	390	609	1,812	2,724	5,730	3,212	–	15,072
Amounts payable to brokers, dealers, and clients	25,155	40	–	–	–	–	–	–	–	25,195
Insurance-related liabilities	146	296	439	439	481	947	1,482	645	2,593	7,468
Other liabilities	14,587	2,417	2,006	1,050	761	1,725	1,136	4,660	5,210	33,552

Subordinated notes and debentures	–	–	–	–	–	–	200	11,090	–	11,290

Equity	–	–	–	–	–	–	–	–	111,383	111,383
Total liabilities and equity	$271,878	$82,396	$93,034	$84,329	$54,121	$67,782	$127,019	$67,356	$1,069,613	$1,917,528
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$19,249	$22,494	$22,536	$19,326	$18,060	$41,357	$140,699	$4,882	$1,461	$290,064
Other commitments 8	87	208	177	234	205	549	1,316	365	7	3,148

Unconsolidated structured entity commitments	–	126	18	204	–	1,233	510	–	–	2,091
Total off-balance sheet commitments	$19,336	$22,828	$22,731	$19,764	$18,265	$43,139	$142,525	$5,247	$1,468	$295,303

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $
34
 billion of covered bonds with remaining contractual maturities of $
2
 billion in ‘over 1 month to 3 months’, $
5
 billion in ‘over 3 months to 6 months’, $
1
 billion in ‘over 6 months to 9 months’, $
5
 billion in ‘over 1 to 2 years’, $
21
 billion in ‘over 2 to 5 years’.

6	Includes $ 502 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9 1

Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient level and composition of capital being available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and internal capital adequacy requirements under normal and stress conditions.
Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.
Managing capital levels requires that the Bank holds sufficient capital, in normal and stress environments, to avoid the risk of breaching minimum capital levels prescribed by regulators and internal Board limits.
WHO MANAGES CAPITAL ADEQUACY RISK
The Board oversees the Bank’s capital adequacy and capital management by reviewing adherence to capital targets and approving the annual capital plan and the Capital Adequacy Risk Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework. The CRO and the CFO oversee that the Bank’s ICAAP is effective in meeting capital adequacy requirements.
The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Capital Adequacy Risk Management Policy, and sets additional capital targets and minimum requirements, including the allocation of capital limits to business segments, to support ongoing compliance with the Capital Adequacy Risk Management Policy. The ALCO also reviews the ongoing adherence to established capital targets in support of the effective and prudent management of the Bank’s capital position and maintenance of adequate capital.
TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast, including appropriate changes to capital issuance, repurchase and redemption. The capital forecast is reviewed by ALCO. TBSM also leads the ICAAP and EWST processes. The Bank’s business segments are responsible for managing to the allocated capital limits.
Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of subsidiaries are also required to conform with those of the Bank. U.S. regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board’s Regulation YY establishing Enhanced Prudential Standards for Foreign Banking Organizations, applicable to U.S. Bank Holding Companies. Refer to the sections on “Future Regulatory Capital Developments”, “Enterprise-Wide Stress Testing”, and “Risk Factors That May Affect Future Results” for further details.
HOW TD MANAGES CAPITAL ADEQUACY RISK
Capital resources are managed in a manner designed so that the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, so that it meets the higher of these requirements.
Regulatory capital requirements represent minimum capital levels. Capital targets are established to provide a sufficient buffer so that the Bank is able to continuously meet these minimum capital requirements. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to unexpected events, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached.
A periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.
The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The results of the EWST are considered in the determination of capital targets and capital risk appetite limits.
The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing severe unexpected losses over a one-year
period.
In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to maintain capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan outlines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital targets or when there are capital concerns from disruptive events or trends. It also outlines potential management actions that may be taken to prevent such a breach from occurring.
Legal, Regulatory Compliance and Conduct Risk
Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the Bank’s failure to comply with applicable laws, rules, regulations, prescribed practices, contractual obligations, the Bank’s Code of Conduct and Ethics, or standards of fair business conduct or market conduct, which can lead to fines, sanctions, liabilities, or reputational harm that could be material to the Bank.
The Bank is exposed to LRCC risk in virtually all of its activities. Failure to mitigate LRCC risk and meet regulatory and legal requirements can impact the Bank’s ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank’s reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings and unfavourable judicial or regulatory determinations may also adversely affect the Bank’s business, results of operations and financial condition. LRCC risk generally cannot be effectively mitigated by trying to limit its impact to any one business or jurisdiction as realized LRCC risk may adversely impact unrelated businesses or jurisdictions. LRCC risk exposure is inherent in the normal course of operating the Bank’s businesses. Known LRCC risks continue to rapidly evolve as a result of evolving regulatory expectations, as well as new or emerging threats, including geopolitical and those associated with use of new, emerging and interrelated technologies, artificial intelligence, machine learning, models and decision-making tools.
WHO MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK
The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all its corporate functions, business segments, its governance, risk, and oversight functions, and its subsidiaries, and is aligned with the Bank’s ERF. All the Bank’s businesses are accountable for operating their business in compliance with LRCC requirements applicable to their jurisdiction and specific businesses. Businesses are also accountable for the LRCC risk that they generate in their operations, including LRCC risks that may arise in their dealings with third-party vendors. These accountabilities involve assessing the risk, designing and implementing controls, and monitoring and reporting on their ongoing effectiveness to safeguard the businesses from operating outside of the Bank’s risk appetite. Independent oversight functions (the “Oversight Functions”) such as Compliance, GAML, Enterprise Conduct Risk Management, and Regulatory Risk are designated and accountable for RCM oversight and provide objective guidance, and oversight with respect to managing LRCC risk. Legal and Regulatory Risk provide advice with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank’s businesses. Also, the senior management of Legal, Compliance, and GAML have established regular meetings with and reporting to the

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Audit Committee, which oversees the establishment and maintenance of policies and programs designed to help achieve and maintain the Bank’s compliance with the applicable laws and regulations. Senior management of the Compliance Department and Enterprise Conduct Risk Management also report regularly to the Corporate Governance Committee, which oversees conduct risk management in the Bank, the establishment and maintenance of policies in respect of the Bank’s compliance with the consumer protection provisions of the Canadian Financial Consumer Protection Framework, and in its capacity as the Bank’s conduct review committee, related party transactions for the Bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions. In addition, senior management of Regulatory Risk has established periodic reporting to the Board and regular reporting to the Risk Committee.
HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE AND CONDUCT RISK
Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services and/or independent challenge and oversight to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. While each business line is accountable for effectively managing LRCC risk, each of the Oversight Functions plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: ‘trusted advisor’, provider of objective guidance, independent challenge, and oversight and control (including ‘gatekeeper’ or approver).
In particular, Compliance performs the following functions: it acts as an independent Regulatory Compliance oversight function to establish enterprise standards for business and Oversight Functions in managing LRCC risk; it fosters a culture of integrity, ethics and compliance across the organization to manage and mitigate Regulatory Compliance Risks; it assesses the adequacy of, adherence to, and effectiveness of the Bank’s day-to-day
RCM controls; it proactively manages regulatory change and maintains a Regulatory Change Standard for Oversight Functions to do the same; and it supports the Chief Compliance Officer in providing an opinion to the Audit Committee as to whether the RCM controls are sufficiently robust to achieve compliance with applicable regulatory requirements.
Enterprise Conduct Risk Management is an oversight function that works with key enterprise and segment stakeholders to mitigate conduct risk across the organization. It works in partnership with Compliance, Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their management of conduct risk.
GAML acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the AML, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (collectively, the “GAML Programs”), including their design, content, and enterprise-wide implementation; develops standards, monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, Compliance and GAML have developed methodologies and processes to measure and aggregate regulatory compliance risks, AML program and conduct risks on an ongoing basis as a baseline to assess whether the Bank’s internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank’s risk appetite.
Legal acts as an independent provider of legal services and advice and protects the Bank from unacceptable legal risk. Legal has also developed methodologies for measuring litigation risk for adherence to the Bank’s risk appetite.
Processes employed by Legal, Compliance, and GAML (including policies and frameworks, training and education, and the Bank’s Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC requirements.
Finally, the Bank’s Regulatory Risk and Government Affairs departments also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, support regulatory discussions on new or proposed products or business initiatives, and advance the public policy objectives of the Bank.
Reputational Risk
Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a significant decline in the Bank’s value, brand, liquidity or customer base, or require costly measures to address.
A company’s reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank’s business practices involving any aspect of the Bank’s operations and usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company’s reputation, reputational risk is not managed in isolation from the Bank’s other major risk categories and can ultimately impact its brand, earnings, and capital.
WHO MANAGES REPUTATIONAL RISK
Responsibility for managing risks to the Bank’s reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The ERRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the ERRC is to oversee the management of reputational risk within the Bank’s risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated. The ERRC also provides a forum for discussion, review, and escalation for non-traditional
risks.
At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and are also supporting positive interactions with the Bank’s stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance the Bank’s reputation.
HOW TD MANAGES REPUTATIONAL RISK
The Bank’s approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling the Bank’s businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately and in line with the Bank’s strategy and reputational risk appetite. The Bank’s Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank’s Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee (where required by the Policy) to review and assess reputational risks and escalation to the ERRC as appropriate.
The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consideration of all aspects of a new product, including reputational risk.

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Environmental and Social Risk
E&S risk is the risk of financial loss, reputational damage or other harm resulting from the Bank’s inability to manage and respond to changing environmental or social factors, including climate change, that impact or are associated with the Bank’s operations, business activities, products, clients, or the communities the Bank operates in.
Management of E&S risk is an enterprise-wide priority. Drivers of E&S risk are often multi-faceted and can originate from the Bank’s internal environment, including its operations, business activities, E&S-related targets, commitments and disclosure, products, clients, colleagues, or suppliers. Drivers of E&S risk can also originate from the Bank’s external environment, including the communities in which the Bank operates as well as second-order impacts of physical risks and the transition to a low-carbon
economy.
WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK
E&S risk and the Bank’s sustainability strategy are managed within a governance structure that balances broad engagement across the organization with line-of-sight
accountability. The Board and senior executives oversee E&S risk and assess and manage potential impacts on the Bank’s business strategies and financial performance. The Board continues to oversee E&S risk as a top and emerging risk for the Bank and receives regular updates on the Bank’s progress on E&S matters.
The Bank’s various business-specific and enterprise risk committees provide oversight of, and support management accountability for, existing and emerging E&S risks relevant to the Bank.
The ESG Senior Executive Team Forum, comprised of senior executives from TD’s business and corporate segments, provides oversight of ESG and related strategy development.
The Senior Vice President, Sustainability and Corporate Citizenship holds senior executive accountability for the Bank’s sustainability strategy and engages leaders across the Bank to execute on the strategy. In particular, the Enterprise Sustainable Finance and Enterprise Decarbonization teams were established to support business opportunities, and execute on achieving the Bank’s net zero target.
The Senior Vice President, ESG Risk Management, holds senior executive accountability for E&S risk management and leads the Environmental & Social Risk Management (ESRM) team, the ESG Credit Risk team, and the ESG Central Office. The ESRM team establishes E&S risk frameworks, policies, processes, governance and reporting structures to help segments identify, assess, mitigate, monitor and report on E&S risks, including climate risk. The ESG Credit Risk team develops and manages E&S risk tools and programs for the Bank’s retail and non-retail
lending activities, at both the borrower and the portfolio levels. The ESG Central Office leads the development and continued evolution of the Bank’s ESG/Climate Target Operating Model (TOM) and related implementation plan.
The ESG Financial Reporting team within the Chief Accountant’s Department was established to grow internal capabilities to facilitate the integration of sustainability-related financial reporting requirements into the Bank’s financial disclosures.
Internal polices and procedures require business and corporate segments to consider the applicability and assessment of E&S risk in current and new business activity. Internal policies also require business unit governance and business processes to incorporate an assessment of E&S risk and apply an appropriate level of governance and oversight consistent with their business procedures.
HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank follows a disciplined approach to manage significant and/or material E&S risks which may have a present or future impact on the Bank’s competitive position, brand, or long-term shareholder value creation. The Bank is focused on considering current and potential future E&S risks – including climate change and social risks – in the strategies it executes, as appropriate, by enabling informed decision-making based on internal capabilities, industry practices, legal and regulatory obligations, and shareholder expectations, as they continue to evolve.
The Bank manages E&S risk through the Enterprise E&S Risk Framework which sets the framework for how TD manages E&S risk. This Framework is reinforced by risk-specific policies including the Enterprise E&S Risk Policy which outlines the requirements and expectations for the effective management of E&S risk at the Bank.
The Bank has policies and procedures which outline how E&S risk is identified and managed within the Bank’s non-retail
lending portfolio. The Bank has also been a signatory of the Equator Principles (EP) since 2007 and has embedded the EP into its E&S risk process for applicable project financing transactions. The EP are a voluntary set of minimum due diligence standards to help financial institutions determine, assess, manage, and report on E&S risks with respect to in-scope
project financing. EP signatories choose to voluntarily adopt and apply the EP as part of their due diligence processes to help support responsible risk decision-making.
The Bank continues to assess the impacts associated with material changes made to TD products, services, projects, and initiatives by incorporating an E&S risk assessment into the Bank’s Change Risk Management process. Additionally, the Bank’s enterprise-wide Business Continuity and Crisis Management Program continues to support management’s ability to operate the Bank’s businesses and operations in the event of a business disruption incident, including the incremental impact of climate change.
The Bank’s E&S metrics, targets and performance are publicly reported within its annual Sustainability Report and its annual Climate Action Plan (CAP): Report on Progress and Update on the Task Force on Climate-Related Financial Disclosures (TCFD). Key performance measures are reported in alignment with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the FSB’s TCFD recommendations, with select metrics that are independently assured.
Climate Risk
Climate risk is the risk of reputational damage and/or financial loss arising from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its clients or the communities the Bank operates in. This includes physical risks arising from the consequences of a changing climate, as well as transition risks arising from the process of shifting to a low-carbon
economy. In its 2022 CAP Report, the Bank highlighted the progress on its CAP, as well as its efforts to assess and report climate-related risks and opportunities. The Bank continues to work towards building its expertise and capabilities for managing climate-related risks and opportunities.

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The Bank continues to evolve its ESG/Climate TOM to support its work to implement TD’s CAP and to manage climate risks through dedicated work streams, including an enterprise climate risk strategy and scenario analysis program. The ESG/Climate TOM outlines the Bank’s strategy establishing Scope 3 financed emissions baselines and related reduction targets, advancing climate risk identification and measurement processes, and developing the Bank’s enterprise climate data strategy.
The Bank is developing methodologies and approaches, including building related tools and capabilities for climate risk measurement. One such tool is Climate Scenario Analysis, a key risk measurement tool that will help the Bank better understand the impacts of climate-related risks. Climate scenario analysis is a process for identifying and assessing the potential implications of a range of plausible future states under conditions of uncertainty. While scenarios are not designed to deliver precise outcomes or forecasts, they provide a way for the Bank to consider potential risk implications under various climate change pathways. The Bank’s continued participation in scenario analysis pilots supports the development of tools and capabilities regarding climate data and climate-related risk modelling. Developing these capabilities supports the Bank’s understanding of the transition and physical risks of climate change, which will help inform the Bank’s approach to further integrate climate-related risk management activities across the enterprise.
The Bank continues to refresh and enhance the scope of its Climate Risk Heatmap, supported by an Industry Risk Review process, to support physical and transition climate risk identification and assessment and to refine its understanding of the industry sector and geographic location sensitivities that climate risk may have on the Bank and its assets, clients, and communities in which it operates. The Heatmap was initially developed in 2021 by leveraging the Bank’s climate-related risk inventory and includes risk definitions to facilitate internal reporting of climate risk exposures and trends.
The Bank contributes to public consultations on emerging climate issues, including disclosure frameworks proposed by regulators and standard setters. The Bank also engages with environmental and community NGOs, industry associations, rating agencies, Indigenous communities and responsible investment organizations.
TD also participates in various North American working groups, and as a member of the Partnership for Carbon Accounting Financials, helps to develop and refine calculation methodologies for emerging climate metrics. In 2020, the Bank announced a target to achieve net-zero
greenhouse gas (GHG) emissions associated with the Bank’s operations and financing activities by 2050, in alignment with the associated principles of the Paris Agreement. In 2021, the Bank joined the United Nations Environment Program Finance Initiative’s
Net-Zero
Banking Alliance (UNEP FI’s NZBA), a global,
industry-led
initiative to accelerate and support efforts to address climate change and help facilitate the transition to a low-carbon
economy.
The Bank continues its membership in the Risk Management Association Climate Risk Consortium, which focuses on bringing financial institutions together to advance the awareness of and address the risks relevant to climate change, by developing frameworks, and recommendations for governance, disclosure, and risk management principles.
The Bank announced an interim target to achieve an absolute reduction in GHG emissions from the Bank’s operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline. In 2022, the Bank disclosed emissions associated with the Bank’s financing portfolio for two carbon-intensive sectors (Energy and Power Generation) and set NZBA-aligned interim (2030) Scope 3 financed emissions targets for these sectors. In March 2023, the Bank expanded its Scope 3 financed emissions footprint and set interim (2030) targets for two additional sectors – Automotive Manufacturing and Aviation.
In March 2023, the Bank set a new $500 billion Sustainable & Decarbonization Finance Target to support key environmental, decarbonization, and social activities by 2030. A prior target set in 2017 of $100 billion in low-carbon
lending, financing, asset management and internal corporate programs by 2030 was achieved in 2022. This new target represents the next step in the Bank’s efforts to help support its customers and clients in the transition to a low-carbon
economy and help contribute to improving social outcomes. The eligible environmental, decarbonization and social activities are focused on supporting progress toward key sustainability objectives of TD such as climate change mitigation and adaptation and economic inclusion.
The Bank monitors and assesses legal, policy, regulatory, economic, technological and stakeholder developments regarding E&S matters, including the transition to net zero, and how those developments may affect its E&S metrics and targets. Accordingly, the Bank may adjust its E&S metrics or targets to reflect these developments. In addition, E&S methodologies or standards used by regulators, the financial sector, industry groups or associations that the Bank participates in or belongs to, or that the Bank or its clients use to measure and report on their GHG emissions could result in TD amending or restating its baselines, calculated results or targets, and may result in the Bank withdrawing from or modifying its membership in certain groups or associations. Limitations on the availability and reliability of data may also impact the Bank’s ability to assess and evaluate E&S risks. These limitations are expected to improve over time as the Bank continues to advance its data capabilities by working with internal and external subject matter experts, leading to more robust and reliable E&S risk monitoring, analysis, and reporting. The Bank assesses, and will continue to assess, the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses.
TD Asset Management (TDAM)
Since 2008, TDAM has been a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate six principles of responsible investing which include the incorporation of financially material ESG issues into investment analysis and decision-making processes, and active ownership or stewardship practices, as well as promoting acceptance and effective implementation of the principles. TDAM has a dedicated ESG Research and Engagement team that supports TDAM’s Sustainable Investing approach, which includes incorporating material ESG issues into certain investment processes, as applicable, and its active ownership policies and practices (e.g. proxy voting and engagement). TDAM monitors regulatory developments and assesses the impact of emerging ESG regulatory rules and guidance to ensure its Sustainable Investing approach and ESG related policies and procedures continue to be aligned with regulatory requirements.
TD Securities (TDS)
In 2020, TDS created a dedicated ESG Solutions group, which focuses on delivering integrated ESG solutions, primarily including activities within sustainable finance such as arranging sustainability-linked loans, underwriting green, social, sustainability, and sustainability linked (GSSS) bonds and ESG advisory services through TDS’ investment banking offerings. With the acquisition of TD Cowen in 2023, TDS has added an equity research platform to support its client’s sustainability efforts.
TD Insurance (TDI)
Since 2014, TDI has been a signatory to the UNEP FI Principles for Sustainable Insurance (PSI), which serve as the global framework for insurance companies to develop an understanding of the opportunities to address E&S risks, including climate risk. To further the integration of ESG into its decision-making, TDI

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established the TDI Executive Sustainability Governance Committee, comprised of leaders from across TDI who work to embed the PSI and ESG considerations into its operational framework. In 2019, TDI established its Advisory Board on Climate Change, comprised of experts from Engineers Canada and six top Canadian universities with expertise in fields related to climate change, severe weather and its impact on people and the planet. The Advisory Board, together with TDI executives, is focusing its efforts on key activities: addressing flood risk, resilience, and homeowner education. Climate risk considerations are embedded within TDI’s General Insurance Catastrophe and Reinsurance Policy, and as part of its RAS, in 2022 TDI began considering the impact of climate-related risks in the design of products and in assessment of pricing, reserving and reinsurance protection purchase, and evaluates potential impacts and recommends mitigation with respect to climate-related insurance losses through a newly established TDI Climate Risk Appetite Task Force. That same year, TDI began work with OSFI and the Bank of Canada to conduct the first national flood systemic risk assessment relating to mortgages and insurance coverage. TDI is providing data to support the analysis, which is expected to lead to a greater understanding of climate risks facing Canadians, in support of mitigation efforts.
Regulatory and Standard Setter Developments Concerning E&S Risk (Including Climate)
On March 7, 2023, OSFI issued
Guideline B-15:
Climate Risk Management
(Guideline B-15),
which sets out OSFI’s expectations related to the management and disclosure of climate-related risks and opportunities. Components of Guideline
B-15
are initially effective for
D-SIBs
for fiscal
year-end
2024, and annual disclosures are required to be made publicly available no later than 180 days after fiscal year-end.
The Bank has completed its initial assessment of Guideline
B-15
and is working towards implementing the requirements.
On June 26, 2023, the International Sustainability Standards Board (ISSB) under the IFRS Foundation, issued its first two sustainability standards, IFRS S1 General Requirements for Disclosures of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. IFRS S1 sets out the disclosure requirements for financially material information about sustainability-related risks and opportunities to meet investor information needs, and IFRS S2 specifically sets the disclosure requirement for Climate-related risks and opportunities. ISSB recommends an effective date for annual reporting periods beginning on or after January 1, 2024, and this is subject to Canadian jurisdiction’s endorsement. Early application is permitted on or before the date of initial application of IFRS S1 and IFRS S2. The International Organization of Securities Commissions (IOSCO) has officially endorsed IFRS S1 and IFRS S2 on July 23, 2023 and is now calling its member jurisdictions to consider ways they may adopt or apply the ISSB standards. The Bank is currently assessing the impact of adopting these standards.
Codes of Conduct and Human Rights
The Bank has several policies, including the Bank’s Code of Conduct and Ethics, that reflect the Bank’s commitment to manage its business responsibly and in compliance with applicable laws. For additional information on the Code of Conduct and Ethics, refer to the “Legal, Regulatory Compliance and Conduct Risk” section above. The Bank first released a Statement on Human Rights in 2020, which reflects the corporate responsibility to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights (UNGP). The Bank and its applicable subsidiaries also publish reports pursuant to modern slavery legislation to which they are subject. The Bank’s current modern slavery reporting can be found here: https://www.td.com/ca/en/about-td/for-investors/policies-and-references.
In 2022, the Bank implemented changes to address the Canadian federal Financial Consumer Protection Framework. The framework aims to promote responsible conduct across Canadian banks and protect financial services customers, including components related to promoting transparency for customers to help them make informed decisions and provisions related to fair and equitable dealings.
The Bank’s Supplier Code of Conduct also reflects its commitment to respect human rights. The Bank requires all new suppliers and suppliers with contracts that were renewed or amended after November 2019 to attest that they operate in accordance with the expectations described in the Bank’s Supplier Code of Conduct, which includes the protection of human rights. In addition, the Bank’s North American Supplier Diversity Program seeks to promote a level playing field and encourage the inclusion of women, Indigenous Peoples, Black, minority and 2SLGBTQ+ communities, people with disabilities, veterans, refugee entrepreneurs and other diverse suppliers in its procurement process. To reflect this goal, in 2021, the Bank’s Chief Procurement Officer released a Statement on Supplier Diversity, recognizing diversity and inclusion as both a core value and a business imperative.
Social Framework
In 2023, the Bank established TD Pathways to Economic Inclusion, a new social framework which focuses the Bank’s efforts on three areas where the Bank believes it has the knowledge and resources to make a meaningful impact: employment access, financial access, and housing access. The framework will sustain and build upon the Bank’s longstanding commitment to improve financial and economic inclusion, focus the Bank’s efforts to further embed social factors into the Bank’s businesses, build on an area that has long been a priority for the Bank – diversity and inclusion – and strengthen the Bank’s commitment to help open doors for all members of the communities it serves.
Since 2005, diversity and inclusion (D&I) has been embedded in the Bank’s business strategy and framework. The Bank’s lines of business have documented strategies and plans that align with and support the enterprise D&I strategy. Teams dedicated to Indigenous Banking, Black Customer Experience, Women in Enterprise and the 2SLGBTQ+ community work closely with internal business partners to help provide a comprehensive approach to serving customers from these diverse communities.
The Bank is devoted to advancing its diversity and inclusion strategy to build a more inclusive and diverse culture at the Bank. The Bank’s third-party racial equity assessment on its U.S. and Canadian employment policies has been completed. It is in the process of reviewing key insights and recommendations and working towards publication.

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ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Policies and Estimates
ACCOUNTING POLICIES AND ESTIMATES
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2023 Consolidated Financial Statements. The Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include the classification and measurement of financial assets, accounting for impairments of financial assets, accounting for leases, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, the consolidation of structured entities, and accounting for revenue from contract with customers.
The Bank’s 2023 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s 2023 Consolidated Financial Statements.
ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 of the Bank’s 2023 Consolidated Financial Statements for details on the Bank’s business models. In determining its business models, the Bank considers the following:
•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the portfolio of assets and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.
Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect
business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent.
Solely Payments of Principal and Interest Test
In assessing whether contractual cash flows represent solely payments of principal and interest (SPPI), the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instrument continue to meet the SPPI test:
•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features;
•	Features that modify elements of the time value of money; and
•	Sustainability-linked features.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
For
non-retail
exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition of financial assets. Allowance for credit losses represents management’s unbiased estimate of the risk of default and ECLs on the financial assets, including any off-balance
sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as the product of PD, LGD, and EAD at each time step over the remaining expected life of the financial asset and discounted to the reporting date based on the EIR. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off
events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and future draws where applicable.

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For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s FRR to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the PD and LGD estimates to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.
Forward-Looking Information
In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions by considering the sources of uncertainty around the base forecast. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability weighted ECLs. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability-weightings to determine the probability-weighted ECLs. Refer to Note 8 of the 2023 Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.
Expert Credit Judgment
Management’s expert credit judgment is used to determine the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation.
There remains elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
LEASES
The Bank applies judgment in determining the appropriate lease term on a lease-by-lease
basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.
In determining the carrying amount of
right-of-use
(ROU) assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.
FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Judgment is used when determining which valuation techniques to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment
rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
Judgment is also used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, CDOR cessation may also have an impact on the fair value of products that reference or use valuation models with CDOR inputs.
DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition, certain key determinations must be made, including whether the Bank’s rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial assets, a decision must be made as to whether the Bank has retained control of the financial assets.
Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial assets received or financial liabilities assumed, and any cumulative gains or losses allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial assets received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank.
Retained interests are financial interests in transferred assets retained by the Bank. They are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimated future cash flows are recognized in trading income (loss). These assumptions are subject to periodic reviews and may change due to significant changes in the economic environment.

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GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s cash-generating units (CGUs) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and post-retirement defined benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value the projected benefit obligation is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in remeasurement gains and losses which are recognized in OCI during the year and also impact expenses in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, changes in these liabilities could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.
PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case
basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.
Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for restructuring provisions.
INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In these cases, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.
The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.
If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making power; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 99

practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.
The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.
The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.
The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.
INTEREST RATE BENCHMARK REFORM PHASE 2
Effective November 1, 2020, the Bank early adopted the Interest Rate Benchmark Reform Phase 2 and no transitional adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Relief is also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually
specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.
The global benchmark rate reform initiative to transition from IBOR benchmarks (such as CDOR to ARRs) may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. Market risks arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. This could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. In Canada specifically, the expected discontinuation of the Bankers’ Acceptance (BA) lending model, which is responsible for creating the BA investment securities that are sold to money market investors, might also have impacts to the Bank’s investment portfolio holdings and impact related earnings. In order to manage these risks, the Bank has established an enterprise-wide, cross functional initiative with senior executive oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions, but such actions may not be sufficient to mitigate against the impact of all such risks.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc and euro London Interbank Offered Rate (LIBOR) settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021. From June 30, 2023, all remaining USD LIBOR tenors have either ceased or are published only on a synthetic basis for the use in legacy contracts that have no other fallback solution.
Six-month
and twelve-month CDOR tenors ceased to be published effective May 17, 2021, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024. In July 2023, the Canadian Alternative Reference Rate working group introduced a “no new CDOR or Banker’s Acceptance loan” milestone date of November 1, 2023 to facilitate a tapered transition for the loan market by reducing the volume of loans that need to be remediated ahead of CDOR’s cessation.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to cease the issuance of the residual CDOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language and preparing for overall operational readiness. The Bank continues to make progress on its CDOR transition plan.

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ACCOUNTING STANDARDS AND POLICIES
Current and Future Changes in Accounting Policies
CURRENT CHANGES IN ACCOUNTING POLICIES
The following amendments to an accounting standard have been adopted by the Bank for the fiscal year ended October 31, 2023.
Amendments to IAS 12 – Income Taxes
On May 23, 2023, the IASB issued
International Tax Reform
–
Pillar Two Model Rules
, which amends IAS 12,
Income Taxes
. The amendments provide a temporary mandatory exception from the requirements to recognize and disclose information about deferred taxes related to the implementation of Pillar Two model rules. The Bank has applied the temporary mandatory exception in jurisdictions in which the rules have been substantively enacted, which is effective immediately and is retrospective. The Bank has assessed that the retrospective application has no current impact on the Bank’s consolidated results as at October 31, 2023.
Effective for reporting periods beginning on or after November 1, 2023, additional disclosure of current tax expense (recovery) and other information related to Pillar Two income tax exposures are required.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued but is not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
(IFRS 4), and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023, for the Bank. OSFI’s related Advisory precludes early adoption. The Bank will apply the standard retrospectively with restatement of comparatives, where it will recognize the cumulative effect of adopting the standard as an adjustment to the opening retained earnings balance as of November 1, 2022.
The Bank will transition to IFRS 17 by primarily applying the full retrospective approach. This approach results in the measurement of insurance contracts as if IFRS 17 had always applied to them. Under IFRS 17, the measurement of insurance contracts includes a risk adjustment, which represents the compensation the Bank requires for bearing the uncertainty related to non-financial
risk in its fulfilment of insurance contracts. The risk adjustment replaces the provision for adverse deviation under IFRS 4 and is expected to result in a lower valuation of insurance liabilities. When onerous contract groups are identified, the expected losses related to those contract groups shall be recorded in income. This results in an earlier recognition of losses compared to IFRS 4.
The Bank estimates a decrease to insurance-related liabilities and an increase to retained earnings of approximately $0.1 billion after-tax at November 1, 2022.
IFRS 17 requires cash flows to be measured at their present value using a discount factor that is reflective of the characteristics of the liability, the discount factor is no longer tied to the yield of the securities supporting insurance reserves.
In adopting IFRS 17, the Bank will apply transitional guidance to reclassify certain securities supporting insurance reserves from financial assets designated at FVTPL to FVOCI and vice versa to minimize accounting mismatches arising from the application of the new discount factor under IFRS 17. The reclassification will be retrospectively applied on November 1, 2023 and will result in the movement of cumulative unrealized losses between accumulated other comprehensive income and retained earnings.
The Bank’s adoption of IFRS 17 is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.

ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2023. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2023.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 101

Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2023, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2023. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2023.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2023, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 102

Additional Financial Information
Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2023 Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 59:  SELECT ANNUAL INFORMATION

(millions of Canadian dollars, except as noted)	2023	2022	2021
Total revenue	$50,492	$49,032	$42,693
Net income available to common shareholders	10,219	17,170	14,049
Basic earnings per share	5.61	9.48	7.73
Diluted earnings per share	5.60	9.47	7.72
Dividends declared per common share	3.84	3.56	3.16
Total Assets (billions of Canadian dollars)	1,957.0	1,917.5	1,728.7
Deposits (billions of Canadian dollars)	1,198.2	1,230.0	1,125.1

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
1,2

(millions of Canadian dollars)
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
							October 31 2023	October 31 2022

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal
Fair value	$1,704	$4,507	$1,367	$10,356	$276	$–	$18,210	$16,368
Amortized cost	1,701	4,493	1,363	10,403	374	–	18,334	16,420
Yield	1.09%	1.03%	2.72%	2.91%	2.74%	–%	2.26%	1.89%
Provinces
Fair value	1,447	3,426	3,808	10,947	312	–	19,940	20,240
Amortized cost	1,450	3,419	3,802	10,972	310	–	19,953	20,279
Yield	2.89%	2.43%	2.68%	2.49%	3.71%	–%	2.56%	2.19%
U.S. federal government debt
Fair value	1,393	2,244	690	349	–	–	4,676	4,459
Amortized cost	1,422	2,258	691	367	–	–	4,738	4,557
Yield	2.10%	1.58%	2.58%	1.80%	–%	–%	1.90%	1.93%
U.S. states, municipalities, and agencies
Fair value	3,120	291	6	539	2,370	–	6,326	7,100
Amortized cost	3,132	305	6	542	2,537	–	6,522	7,298
Yield	0.49%	2.57%	4.40%	1.92%	4.57%	–%	2.30%	1.74%
Other OECD government-guaranteed debt
Fair value	163	1,090	170	75	–	–	1,498	1,682
Amortized cost	163	1,113	169	76	–	–	1,521	1,715
Yield	0.36%	1.72%	1.83%	1.87%	–%	–%	1.59%	1.80%
Canadian mortgage-backed securities
Fair value	–	521	1,756	–	–	–	2,277	1,033
Amortized cost	–	530	1,783	–	–	–	2,313	1,035

Yield	–%	–%	4.22%	–%	–%	–%	3.25%	3.76%
Other debt securities
Asset-backed securities
Fair value	1,946	272	–	166	1,730	–	4,114	4,440
Amortized cost	1,947	278	–	172	1,749	–	4,146	4,511
Yield	1.88%	2.54%	–%	6.15%	6.19%	–%	3.92%	3.87%
Non-agency CMO 4
Fair value	–	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%	–%
Corporate and other debt
Fair value	1,241	2,532	2,105	1,753	1,259	–	8,890	8,681
Amortized cost	1,247	2,570	2,112	1,746	1,269	1	8,945	8,820

Yield	2.93%	3.33%	3.03%	4.20%	6.09%	–%	3.76%	3.50%
Equity securities
Common shares
Fair value	–	–	–	–	–	3,170	3,170	2,221
Amortized cost	–	–	–	–	–	3,190	3,190	2,191
Yield	–%	–%	–%	–%	–%	4.07%	4.07%	0.65%
Preferred shares
Fair value	–	–	–	–	–	343	343	1,098
Amortized cost	–	–	–	–	–	567	567	1,100

Yield	–%	–%	–%	–%	–%	3.02%	3.02%	1.69%
Total securities at fair value through other comprehensive income
Fair value	$11,014	$14,883	$9,902	$24,185	$5,947	$3,513	$69,444	$67,322
Amortized cost	11,062	14,966	9,926	24,278	6,239	3,758	70,229	67,926

Yield	1.62%	1.90%	3.01%	2.79%	5.18%	3.91%	2.72%	2.29%

1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2023 and October 31, 2022.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
4	Collateralized mortgage obligation.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 103

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
(continued)
1,2

(millions of Canadian dollars)
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
							October 31 2023	October 31 2022

Debt securities at amortized cost
Government and government-related securities
Canadian government debt
Federal
Fair value	$927	$6,554	$14,140	$2,079	$1,198	$–	$24,898	$19,634
Amortized cost	920	6,728	14,330	2,098	1,268	–	25,344	19,753
Yield	3.58%	1.48%	4.10%	2.71%	0.04%	–%	3.07%	0.97%
Provinces
Fair value	758	2,411	3,091	11,018	13	–	17,291	16,422
Amortized cost	762	2,462	3,146	11,091	13	–	17,474	16,654
Yield	2.32%	1.31%	2.32%	2.49%	–%	–%	2.28%	2.17%
U.S. federal government and agencies debt
Fair value	16,032	8,222	24,741	4,580	11,811	–	65,386	79,012
Amortized cost	16,466	9,055	26,328	4,812	11,752	–	68,413	84,129
Yield	0.69%	1.14%	1.04%	1.50%	2.14%	–%	1.19%	1.09%
U.S. states, municipalities, and agencies
Fair value	2,312	6,374	4,040	27,719	33,159	–	73,604	84,553
Amortized cost	2,345	6,557	4,469	29,611	34,822	–	77,804	88,254
Yield	2.55%	2.41%	1.54%	1.87%	5.78%	–%	3.67%	2.74%
Other OECD government-guaranteed debt
Fair value	7,201	18,610	11,052	2,918	–	–	39,781	45,072
Amortized cost	6,931	19,870	11,431	3,037	–	–	41,269	47,572

Yield	1.05%	1.11%	1.60%	2.73%	–%	–%	1.36%	1.10%
Other debt securities
Asset-backed securities
Fair value	25	4,893	9,851	6,822	17,028	–	38,619	47,731
Amortized cost	25	5,046	10,352	7,057	17,408	–	39,888	49,893
Yield	5.06%	1.53%	2.45%	4.97%	5.94%	–%	4.30%	3.12%
Non-agency CMO
Fair value	–	–	–	195	15,584	–	15,779	16,186
Amortized cost	–	–	–	209	16,582	–	16,791	17,242
Yield	–%	–%	–%	2.97%	3.01%	–%	3.01%	2.92%
Canadian issuers
Fair value	40	1,599	1,501	1,201	–	–	4,341	3,871
Amortized cost	39	1,736	1,571	1,206	–	–	4,552	4,296
Yield	0.90%	2.08%	2.23%	2.66%	–%	–%	2.28%	2.10%
Other issuers
Fair value	1,489	4,455	6,160	3,407	–	–	15,511	13,955
Amortized cost	1,507	4,696	6,490	3,788	–	–	16,481	14,981

Yield	3.41%	2.62%	2.70%	2.95%	–%	–%	2.80%	1.99%
Total debt securities at amortized cost
Fair value	$28,784	$53,118	$74,576	$59,939	$78,793	$–	$295,210	$326,436
Amortized cost	28,995	56,150	78,117	62,909	81,845	–	308,016	342,774

Yield	1.20%	1.51%	2.11%	2.45%	4.64%	–%	2.66%	2.00%

1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2023 and October 31, 2022.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 104

TABLE 61:  LOAN PORTFOLIO – Maturity Schedule

(millions of Canadian dollars)						As at
	Remaining term-to-maturity
	Within 1 year	Over 1 to 5 years	Over 5 years to 15 years	Over 15 years	Total
					October 31 2023	October 31 2022
Canada
Residential mortgages	$33,723	$227,604	$2,406	$–	$263,733	$246,206
Consumer instalment and other personal
HELOC	47,190	70,358	70	–	117,618	113,346
Indirect Auto	756	14,494	13,536	–	28,786	27,187
Other	17,104	651	832	–	18,587	18,448

Credit card	18,815	–	–	–	18,815	17,375

Total personal	117,588	313,107	16,844	–	447,539	422,562
Real estate
Residential	13,003	10,646	4,135	–	27,784	27,139
Non-residential	12,629	9,146	3,074	–	24,849	22,529

Total real estate	25,632	19,792	7,209	–	52,633	49,668

Total business and government (including real estate)	96,138	50,778	9,260	41	156,217	144,400

Total loans – Canada	213,726	363,885	26,104	41	603,756	566,962
United States
Residential mortgages	1,111	664	1,923	52,850	56,548	47,646
Consumer instalment and other personal
HELOC	8,255	88	755	1,487	10,585	9,887
Indirect Auto	413	23,088	17,550	–	41,051	36,385
Other	282	616	3	–	901	865

Credit card	19,839	–	–	–	19,839	18,629

Total personal	29,900	24,456	20,231	54,337	128,924	113,412
Real estate
Residential	2,007	4,897	4,666	388	11,958	10,669
Non-residential	4,871	15,964	6,735	967	28,537	25,641

Total real estate	6,878	20,861	11,401	1,355	40,495	36,310

Total business and government (including real estate)	44,144	85,459	40,632	8,024	178,259	160,327

Total loans – United States	74,044	109,915	60,863	62,361	307,183	273,739
Other International
Personal	19	–	–	–	19	23

Business and government	6,181	2,291	1,552	–	10,024	18,722

Total loans – Other international	6,200	2,291	1,552	–	10,043	18,745
Other loans
Debt securities classified as loans	–	–	–	–	–	–

Acquired credit-impaired loans	2	12	52	25	91	115

Total other loans	2	12	52	25	91	115
Total loans	$293,972	$476,103	$88,571	$62,427	$921,073	$859,561

TABLE 62:  LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)						As at

	October 31, 2023			October 31, 2022
	Over 1 to 5 years	Over 5 to 15 years	Over 15 years	Over 1 to 5 years	Over 5 to 15 years	Over 15 years
Fixed rate	$290,973	$69,964	$44,764	$267,434	$68,874	$40,340

Variable rate	185,130	18,607	17,663	178,983	21,004	11,504
Total	$476,103	$88,571	$62,427	$446,417	$89,878	$51,844

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 105

TABLE 63:  ALLOWANCE FOR LOAN LOSSES

(millions of Canadian dollars, except as noted)	2023	2022
Allowance for loan losses – Balance at beginning of year	$6,432	$6,390
Provision for credit losses	2,933	1,073
Write-offs
Canada
Residential mortgages	6	7
Consumer instalment and other personal
HELOC	5	5
Indirect Auto	293	216
Other	225	175

Credit card	457	373
Total personal	986	776
Real estate
Residential	2	2
Non-residential	1	1

Total real estate	3	3

Total business and government (including real estate)	128	57
Total Canada	1,114	833
United States
Residential mortgages	4	26
Consumer instalment and other personal
HELOC	5	3
Indirect Auto	325	210
Other	251	237

Credit card	968	602
Total personal	1,553	1,078
Real estate
Residential	2	4
Non-residential	61	3
Total real estate	63	7

Total business and government (including real estate)	179	83
Total United States	1,732	1,161
Other International
Personal	–	–

Business and government	–	–
Total other international	–	–
Other loans
Debt securities classified as loans	–	–

Acquired credit-impaired loans 1,2	–	–
Total other loans	–	–

Total write-offs against portfolio	2,846	1,994
Recoveries
Canada
Residential mortgages	–	1
Consumer instalment and other personal
HELOC	2	1
Indirect Auto	82	70
Other	45	49

Credit card	95	103
Total personal	224	224
Real estate
Residential	–	–
Non-residential	–	–
Total real estate	–	–

Total business and government (including real estate)	19	18
Total Canada	243	242
United States
Residential mortgages	3	30
Consumer instalment and other personal
HELOC	4	6
Indirect Auto	134	140
Other	31	27

Credit card	193	188
Total personal	365	391
Real estate
Residential	1	1
Non-residential	1	2
Total real estate	2	3

Total business and government (including real estate)	26	31
Total United States	391	422
Other International
Personal	–	–

Business and government	–	–
Total other international	–	–
Other loans
Debt securities classified as loans	–	–

Acquired credit-impaired loans 1,2	1	3
Total other loans	1	3

Total recoveries on portfolio	635	667
Net write-offs	(2,211)	(1,327)
Disposals	–	–

Foreign exchange and other adjustments	100	371
Total allowance for loan losses, including off-balance sheet positions	7,254	6,507

Less: Change in allowance for off-balance sheet positions 3	118	75

Total allowance for loan losses, at end of period	$7,136	$6,432
Ratio of net write-offs in the period to average loans outstanding	0.25%	0.17%

1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans.
3	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 106

TABLE 64:  AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2023			October 31, 2022
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada 1
Non-interest-bearing demand deposits	$21,354	$–	–%	$25,255	$–	–%
Interest-bearing demand deposits	84,808	4,231	4.99	121,980	1,656	1.36
Notice deposits	320,061	2,325	0.73	324,452	626	0.19

Term deposits	335,069	14,049	4.19	251,574	4,194	1.67
Total deposits booked in Canada	761,292	20,605	2.71	723,261	6,476	0.90

Deposits booked in the United States
Non-interest-bearing demand deposits	12,611	–	–	13,268	–	–
Interest-bearing demand deposits	27,067	953	3.52	24,911	189	0.76
Notice deposits	406,534	7,869	1.94	460,438	1,769	0.38

Term deposits	119,670	5,760	4.81	63,943	850	1.33
Total deposits booked in the United States	565,882	14,582	2.58	562,560	2,808	0.50

Deposits booked in the other international
Non-interest-bearing demand deposits	24	–	–	13	–	–
Interest-bearing demand deposits	32	3	9.38	17	–	–
Notice deposits	–	–	–	–	–	–

Term deposits	79,229	3,161	3.99	48,778	464	0.95

Total deposits booked in other international	79,285	3,164	3.99	48,808	464	0.95
Total average deposits	$1,406,459	$38,351	2.73%	$1,334,629	$9,748	0.73%

1	As at October 31, 2023, deposits by foreign depositors in TD’s Canadian bank offices amounted to $187 billion (October 31, 2022 – $191 billion).

TABLE 65:  DEPOSITS – Denominations of $100,000 or greater
1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2023
Canada	$72,295	$37,289	$51,887	$148,244	$309,715
United States 2	48,481	24,335	36,868	3,939	113,623

Other international	32,895	18,287	37,304	142	88,628

Total	$153,671	$79,911	$126,059	$152,325	$511,966
	October 31, 2022
Canada	$73,331	$33,772	$55,658	$115,765	$278,526
United States 2	27,955	23,946	34,523	2,653	89,077

Other international	26,789	13,163	27,888	656	68,496
Total	$128,075	$70,881	$118,069	$119,074	$436,099

1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.
2
Includes deposits based on denominations of US$250,000 or greater of $44.9 billion in ‘within 3 months’, $21.2 billion in ‘over 3 months to 6 months’, $34.8 billion in ‘over 6 months to 12 months’, and $3.3 billion in ‘over 12 months’ (October 31, 2022 – $27.5 billion in ‘within 3 months’, $23.6 billion in ‘over 3 months to 6 months’, $34.2 billion in ‘over 6 months to 12 months’, $2.5 billion in ‘over 12 months’).

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 107

TABLE 66:  NET INTEREST INCOME ON AVERAGE INTEREST-EARNING BALANCES
1,2

(millions of Canadian dollars, except as noted)			2023			2022
	Average balance	Interest 3	Average rate	Average balance	Interest 3	Average rate

Interest-earning assets
Interest-bearing deposits with Banks
Canada	$40,932	$2,417	5.90%	$58,596	$771	1.32%
U.S.	58,220	2,433	4.18	73,017	775	1.06
Securities
Trading
Canada	79,415	3,209	4.04	77,356	2,335	3.02
U.S.	24,377	1,006	4.13	18,434	473	2.57
Non-trading
Canada	109,955	5,452	4.96	89,771	1,822	2.03
U.S.	268,597	9,988	3.72	281,605	4,061	1.44
Securities purchased under reverse repurchase agreements
Canada	84,646	3,869	4.57	78,279	978	1.25
U.S.	61,839	3,630	5.87	39,469	572	1.45
Loans
Residential mortgages 4
Canada	266,016	10,882	4.09	251,474	6,123	2.43
U.S.	51,329	1,802	3.51	41,804	1,337	3.20
Consumer instalment and other personal
Canada	158,980	6,244	3.93	153,224	5,810	3.79
U.S.	47,692	2,405	5.04	42,609	1,512	3.55
Credit card
Canada	18,683	2,393	12.81	16,496	2,013	12.20
U.S.	18,226	3,384	18.57	16,171	2,518	15.57
Business and government 4
Canada	151,034	8,152	5.40	125,023	3,781	3.02
U.S.	156,970	8,985	5.72	133,112	4,556	3.42

International 5	121,324	4,423	3.65	122,013	1,595	1.31

Total interest-earning assets 6	1,718,235	80,674	4.70	1,618,453	41,032	2.54

Interest-bearing liabilities
Deposits
Personal 7
Canada	314,227	4,852	1.54	304,118	1,213	0.40
U.S.	283,287	6,335	2.24	320,091	1,404	0.44
Banks 8,9
Canada	19,939	1,098	5.51	21,055	234	1.11
U.S.	25,486	942	3.70	3,303	78	2.36
Business and government 8,9
Canada	360,857	14,655	4.06	323,658	5,029	1.55
U.S.	175,719	7,305	4.16	151,580	1,326	0.87
Subordinated notes and debentures	11,112	436	3.92	11,296	397	3.51
Obligations related to securities sold short and under repurchase agreements
Canada	83,935	3,662	4.36	87,872	1,401	1.59
U.S.	78,421	4,408	5.62	55,171	837	1.52
Securitization liabilities 10	27,629	915	3.31	28,235	573	2.03
Other liabilities
Canada	3,796	126	3.32	4,348	91	2.09
U.S.	17,162	817	4.76	7,972	163	2.04

International 8,9	127,126	5,179	4.07	105,942	933	0.88

Total interest-bearing liabilities 6	1,528,696	50,730	3.32	1,424,641	13,679	0.96
Total interest-earning assets, net interest income, and net interest margin	$1,718,235	$29,944	1.74%	$1,618,453	$27,353	1.69%

Add: non-interest earning assets	203,948	–	–	194,576	–	–
Total assets, net interest income and margin	$1,922,183	$29,944	1.56%	$1,813,029	$27,353	1.51%

1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method (EIRM).
4	Includes average trading loans of $15 billion (2022 – $12 billion).
5	Comprised of interest-bearing deposits with Banks, securities, securities purchased under reverse repurchase agreements, and business and government loans.
6
Average interest-earning assets and average interest-bearing liabilities are non-GAAP
financial measures that depict the Bank’s financial position, and are calculated using daily balances. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

7	Includes charges incurred on the Schwab IDA Agreement of $0.9 billion (2022 – $1.7 billion).
8	Includes average trading deposits with a fair value of $26 billion (2022 – $20 billion).
9	Includes average deposit designated at FVTPL of $188 billion (2022 – $137 billion).
10	Includes average securitization liabilities at fair value of $13 billion (2022 – $13 billion) and average securitization liabilities at amortized cost of $14 billion (2022 – $15 billion).

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 108

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 67:  ANALYSIS OF CHANGE IN NET INTEREST INCOME
1,2

(millions of Canadian dollars)	2023 vs. 2022
	Increase (decrease) due to changes in
	Average volume	Average rate	Net change

Interest-earning assets
Interest-bearing deposits with banks
Canada	$ (232)	$1,878	$1,646
U.S.	(157)	1,815	1,658
Securities
Trading
Canada	62	812	874
U.S.	152	381	533
Non-trading
Canada	410	3,220	3,630
U.S.	(188)	6,115	5,927
Securities purchased under reverse repurchase agreements
Canada	80	2,811	2,891
U.S.	324	2,734	3,058
Loans
Residential mortgages
Canada	354	4,405	4,759
U.S.	305	160	465
Consumer instalment and other personal
Canada	218	216	434
U.S.	181	712	893
Credit card
Canada	267	113	380
U.S.	320	546	866
Business and government
Canada	787	3,584	4,371
U.S.	817	3,612	4,429

International	84	2,744	2,828

Total interest income	3,784	35,858	39,642

Interest-bearing liabilities
Deposits
Personal
Canada	40	3,599	3,639
U.S.	(161)	5,092	4,931
Banks
Canada	(12)	876	864
U.S.	525	339	864
Business and government
Canada	578	9,048	9,626
U.S.	211	5,768	5,979
Subordinated notes and debentures	(6)	45	39
Obligations related to securities sold short and under repurchase agreements
Canada	(63)	2,324	2,261
U.S.	353	3,218	3,571
Securitization liabilities	(12)	354	342
Other liabilities
Canada	(11)	46	35
U.S.	188	466	654

International	217	4,029	4,246

Total interest expense	1,847	35,204	37,051
Net interest income	$1,937	$654	$2,591

1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the EIRM.

TD BANK GROUP • 2023 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 109

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate
, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

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Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

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Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The total return earned on an investment in TD’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

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